Annual report and financial statements
31 December 2024

COMPANY NUMBER: 1698498



MUFG Securities EMEA plc
A member of MUFG, a global financial group
2024 Mitsubishi UFJ Financial Group



Table of Contents



Strategic Report

The Strategic Report is prepared in accordance with The Companies Act 2006 (Strategic Report and Directors' Report) Regulations 2014.

Principal activities

MUFG Securities EMEA plc ('MUS(EMEA)' or 'the Company') is the international capital markets subsidiary of Mitsubishi UFJ Securities Holdings Co., Ltd. ('MUSHD'). MUSHD's parent, and MUS(EMEA)'s ultimate holding company, is Mitsubishi UFJ Financial Group, Inc. ('MUFG').

MUS(EMEA) actively trades in fixed income, equity and structured finance products, providing client solutions across primary and secondary markets. The client group includes financial institutions, corporations, supranationals and central banks. The Company primarily supports this client group from its base in London, as well as a wholly owned subsidiary, MUFG Securities (Europe) N.V. ('MUS(EU)'), based in the Netherlands and a Paris branch of that entity. The Company additionally operates a branch in the Dubai International Financial Centre.

The principal activities of the Company remain largely consistent with those disclosed in the previous year financial statements.

Results

The results for the year are set out on page 40 and the profit for the year, after tax, amounted to £30.3 million (2023: £56.0 million). The financial statements of the Company are prepared in accordance with United Kingdom adopted international accounting standards and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Business review and future development

The Company reported operating income of £402.4 million (2023: £396.4 million).

The 2024 full year results reflect year-on-year operating income which is fairly stable, with the increase in net fees and commissions offset by the decrease in contribution from net interest income. Trading income was £30.8 million higher than 2023 at £188.9 million, but remained lower than in prior years. The lower trading revenues compared to prior years being a reflection of the broader macro political concerns and challenges in staffing levels in Sales & Trading, impacting delivery of client strategy. A change in the UK government mid-year and the US presidential race saw high volatility and uncertainty within markets. Interest rates remained higher than expected through the year, with market participants revising their expectations of rate cuts off the back of lower than expected growth in the UK economy and sticky inflation. The higher than expected inflation increased pressure on the entity's cost base with a direct impact on current year results.

The entity is a meaningful contributor to the MUFG Group and additionally plays a key role in supporting a diversified product range across multiple currencies, catering to a global client base for the Group. Management is focused on the challenges required to operate in an environment where inflation has a direct impact on the cost base and level of client activity.

The entity ended the year marginally below revenue expectations. Treasury continued to be a key contributor to revenues as a result of high capital returns with contribution of £87.6 million compared to £72.6 million in the prior year. The annual contribution of £67 million to net interest income from capital on deposit with the Bank of England, saw a tapering from approximately £6 million each month to £5 million a month at year end, in line with the reduction of the Bank of England base rate to 4.75% at year end.

Capital Markets had a strong start to the year with a pipeline of new primary issuance activity, driven by US dollar and Euro denominated deals. Revenues remained muted for the balance of the year with the exception of an uptick in September driven by issuance fees on US dollar denominated deals, ending the year on £14.4 million compared to £10.9 million in 2023.

The Rates business was a fairly consistent contributor through the year, falling just short of expectation for the year, with a contribution for the year of £94.8 million compared to £90.6 million in 2023. Mid-year strong client flow buoyed results only to see the gains against budget being partially offset by a slowdown in new client activity at the close of the third quarter.

The Structured Solution business ended the year on £75 million (compared to £79.1 million in 2023), earned primarily through secured funding deals, financing client positions and fee and revenue share agreements with MUFG Bank, Ltd. ('MUFG Bank'). Securities Financing activity had a strong finish to the year with revenues driven by US and European new client activity.

Underlying inflationary pressures are a general driver of increases across the expense base. Costs remain tightly controlled as we continue to see upward pressure on business-as-usual costs driven by inflation, and a number of one-off costs impacting compensation and legal fees expenses. Total operating costs closed at £380.7 million (2023: £338.3 million). The Company remains focused on cost control, with appropriate management tracking of spend, the right-sizing and repositioning of our resource base as well as strong remuneration governance.

Collaboration and integration with other entities across the MUFG network, mainly the London branch of another MUFG subsidiary, MUFG Bank represent the platform which enables our ability to deliver comprehensive client solutions by accessing the wider resource base. These solutions include a focus on origination, structuring and distribution across our core corporate banking as well as securities products thereby presenting MUFG as a key financial partner to our clients.



Strategic Report (continued)

Business review and future development (continued)

The Company manages and monitors its capital base to ensure that sufficient capital is available to support future business plans, its risk appetite, and to meet regulatory requirements. Revenue results have been achieved whilst maintaining internal Value at Risk ('VaR') metrics within a similar range to the previous year and within limits set by the Board of Directors ('the Board'). These metrics reflect management's focus on client-led revenues and targeted risk taking, with capital deployment and associated risk management applied where appropriate (refer to page 29).

The regulatory agenda continues to evolve and the Company remains well positioned to respond to change whilst maintaining a strong culture of client service. In this regard, the Company continues to track relevant regulatory announcements. Management are confident the Company will be compliant with all legally binding regulatory requirements.

In line with key regulations, specifically Basel III Leverage Ratio requirements, management maintains a framework of leverage-based constraints reflective of both industry norms and the Company's largely high quality, and liquid, balance sheet. The related profitability impact is mitigated through a selective approach to deployment of available capacity. The December 2024 closing Leverage Ratio is 4.1% (December 2023: 4.0%).

Management retains a positive outlook, as the Company continues to make progress against its strategic objectives. Management continue to identify opportunities to leverage MUFG's global franchise strength whilst efficiently utilising the Company's capital, infrastructure and staff resources within defined parameters. Deepening relationships with our core clients and a focus on expanding the client coverage across the MUFG network sets firm foundations for the ongoing growth and sustainability of the business model.

The year ahead will see the continued focus on servicing of client requirements within controlled limit frameworks, tight control over expenditure as well as continued focus on our people agenda (refer to pages 17 to 20). Additionally, the Company remains committed to the MUFG-wide Environmental and Social Policy Framework with ongoing integration and definition of this policy likely to influence our business in the future (refer to Stakeholder Engagement on page 5 and Climate related financial disclosures from page 8).

The Board monitors the results of the Company by reference to various performance and risk based key metrics including:

- Revenue metrics: total operating income of £402.4 million (2023: £396.4 million) with a focus on quality of earnings and tracking against revenue plans.
- Efficiency metrics: total operating expenses as a percentage of total operating income of 95% (2023: 86%) with a focus on efficient cost deployment.
- Profitability metrics: return on equity ('ROE') calculated as profit attributable to owners of the company (refer to page 40), divided by the average of opening and closing total equity excluding Additional Tier 1 ('AT1'), of 1.34% (2023: 2.4%).
- Capital metrics: total capital requirements based on Pillar 1 requirements of £526.0 million (2023: £698.0 million) with a focus on optimising capital allocation and drivers of capital requirements.
- Risk metrics: total Value at Risk ('VaR'), as defined in the Business and Risk Management section, of £1.38 million (2023: £1.5 million) with a focus on tracking VaR.
- Leverage metrics: leverage ratio maintenance above regulatory expectations, as defined in the Business and Risk Management section, of 4.1% (2023: 4.0%)
- Headcount metrics: number of employees at December 2024 was 630 (2023: 667) tracked against budgeted levels.

Challenges and uncertainties

The Company faces a number of challenges and uncertainties in the normal course of its business. Operational risks are inherent in the Company's business activities and are covered in more detail under Business and Risk Management Policies on pages 26 to 36. Other uncertainties faced by the Company in the course of its business include: liquidity, funding, credit and market risks; the valuation of financial assets and liabilities in volatile markets; exposure to macro-economic and geopolitical uncertainty; changes to regulatory rules and regulatory capital requirements. Volatility in Pound Sterling versus major trading currencies will impact the financial position of the Company due to the predominantly Sterling denominated capital base; this has been embedded in scenario planning as appropriate.

Results for the year to 31 December 2024 do not evidence a specific, material, adverse impact on the performance of the Company due to the continued conflict between Russia and Ukraine or that between Israel and Hamas. Whilst certain entities within the MUFG Group are directly exposed to potential losses on strategic investments or client exposures within these countries, MUS(EMEA) does not have any exposure and has suspended country limits.

Management has considered and continues to consider the impact of trading with EU counterparties through the company's wholly owned subsidiary. Future considerations to optimise business and trading activity across the EU, with appropriate risk management are considered within the business planning cycle and managed accordingly.

MUS(EU) is central to the Group's strategy of continuing to service European Economic Area domiciled clients. MUS(EU) reported a profit for the year ended 31 December 2024 of £8.3 million (December 2023 profit: £15.0 million - refer to 'Share of profit in subsidiary' on page 40).



Strategic Report (continued)

Going concern

Taking the above into consideration and expected future profitability as evidenced in business plans; capital adequacy and funding availability, including projections which confirm expectations of continued regulatory compliance; the potential for stress scenarios and stress testing results, the Board believes that the Company will have adequate resources in place to continue trading for the foreseeable future. As such, the financial statements have been prepared on the going concern basis.

Stakeholder Engagement

MUFG is a global financial services group with a local presence. We are proud to be part of a global network which spans across EMEA, Asia Pacific, and the Americas. MUFG's aim is to create stability and wealth for its clients, and by extension, we support people and communities that rely on those businesses for the jobs and opportunities they provide, and the taxes contributed into the wider economy.

Well-functioning societies and economies require well-functioning and trusted financial systems. MUFG seeks to play an active, sustainable and socially responsible role within this so there is an obligation on us to be a responsible business, a business with a purpose beyond what we do as a company, contributing more than profit to society. We believe that regular, proactive and constructive engagement with our stakeholders is central to our sustainable and responsible business model.

Our values

Our values are defined by integrity and responsibility, professionalism and teamwork, and challenging ourselves to grow. We will always strive to be fair, transparent, and honest, acting responsibly in the best interest of clients and society as a whole. In this way we will build long-term stakeholder relationships and ensure we give back to our communities.

Within the organisation, we will respect and promote the diversity of our fellow workers and foster a strong spirit of teamwork, while, at the same time, expecting the highest levels of professionalism.

As we challenge ourselves to grow our world-wide business, we adopt a global perspective that allows us to anticipate trends and opportunities for growth. We support this through a responsive and dynamic workplace where everyone can focus on providing outstanding client service and embrace new challenges.

Section 172 of the Companies Act 2006

Below we set out the section 172(1) factors and supplementary text which specifically addresses these factors. These factors do not exist in isolation and need to be read together.

- **The longer term:** As described below, our Directors' decisions are based on long term considerations. We see this as key to our vision to be the world's most trusted financial group. The Group participates in a wide range of initiatives and engagements for which long-term considerations are inherent, such as the Principles for Responsible Investment and the Principles for Responsible Banking.
- **Our employees:** Please see 'Culture and Workforce Engagement'.
- **Our relationships with suppliers, customers and others:** Please see 'Our clients' and 'Suppliers and supplier finance'.
- **Our impact on the community and the environment:** Please see 'Our community' and 'Environment (MUFG Task-force for Climate-related Financial Disclosure Compliant Statement)'.
- **Safeguarding our reputation:** Please see 'Culture and Workforce Engagement'.
- **Acting fairly to our shareholders:** We are a wholly-owned subsidiary and work closely with our immediate parent and other Group companies to align our interests as a group of companies.

The Board takes decisions which are in the long term interests of the Company, its shareholder and its stakeholders. Each Director is personally committed to ensuring that the requirements of section 172 of the Companies Act 2006 are satisfied, and that the interests of our stakeholders are promoted by the Board. Examples of how the Board achieves this include:

- Standing agenda items at each Board meeting. For example, the regular CRO's report helps the Board to identify key risks which might impact the business and its stakeholders.
- Our annual Board agenda matrix includes certain items which the Board must consider at regular intervals, such as the Company's approach to health and safety.
- The Board receives bespoke training on its duties under the Companies Act 2006.
- Checking that the business and our people achieve high standards of conduct. The Board is responsible for approving the Company's Risk Appetite Statement annually, which defines and assesses the degree of risk (including conduct risk) the Company is prepared to tolerate to achieve its objectives.

Information on the issues and factors which the Directors consider relevant under section 172 is contained in 'Challenges and Uncertainties'.



Strategic Report (continued)

The Board has identified these categories of key stakeholders of our business:

Clients	Community	Environment	Suppliers	Workforce

The following sections of this report detail how we engage with our clients, community and suppliers and our responsibilities towards the environment. A separate report on pages 9 to 12 details our engagement with our workforce.

Our clients

MUFG's vision is to be the world's most trusted financial group; providing the highest quality service for clients while building sustainable trust with the communities in which we operate. This corporate vision serves as the underlying policy in conducting all of our activities, and provides guidelines for all group activities as we grow our business. To achieve this vision, our highest priority is protecting the individual needs of our clients while maintaining a robust organisation that is extremely professional, flexible and responsive.

In order to bring the full power of MUFG to our clients, MUFG's corporate banking and securities activities in EMEA have been integrated enabling the product expertise and corporate loan deal flow of MUFG Bank to be combined with the structuring and distribution capabilities of the MUFG Securities international platform. This means we are able to optimise the outcomes for both our corporate and institutional investor client bases by leveraging an integrated end-to-end origination to distribution model. Activity across these integrated businesses is overseen by our Regional CEO for EMEA, CEO of MUSE and the integrated EMEA Management Committee. The Board of Directors plays a key role in shaping and overseeing the delivery of this strategy. Our performance and success on behalf of our clients has been recognised in a variety of industry titles over the past year.

Highlights from 2024 include:

- MUFG won various PFI awards in 2024 including Global Bank of the Year. Within the EMEA region, wins included: Power Deal of the Year for the Moray West Project, EV Deal of the Year for Gridserve, Digital Deal of the Year for the GD Towers Project and Petrochemical Deal of the Year for Ras Laffan.
- MUFG was recognised as Global MLA of the Year at the IJGlobal Awards. The judges highlighted that MUFG acted as Mandated Lead Arranger (MLA) on 9 of the 10 largest Project Finance transactions of the year. This award is further testament to MUFG's role in enabling infrastructure and energy projects across the globe.
- MUFG teams in EMEA and US regions were awarded for their "Deals of The Year" at the TXF Commodity Finance awards 2024. These awards highlight MUFG's expertise in commodity finance and ability to provide clients of all sizes with a range of traditional and bespoke finance options. Deals included:
  - o African Commodity Finance Deal of the Year: Gold Fields - SSL Loan, MUFG was Sole Global Coordinator, Documentation Agent and Sustainability Coordinator
  - o Energy Commodity Finance Deal of the Year: Trafigura Trading – USA - BBF, MUFG was Lead Arranger and Joint Book-runner (also acted as Administrative Agent and Collateral Agent)
  - o North American Commodity Finance Deal of the Year: Gunvor USA – BBF, MUFG was Joint Lead Arranger and Bookrunner
- TXF Export Finance awards saw MUFG teams in EMEA and APAC regions awarded Deals of The Year wins, highlighting MUFG's leading role in global export finance and ECA-backed Project Finance. This achievement reflects our commitment to excellence and innovation in serving our clients' international financing needs. Deals include:
  - o Middle East Export Finance Deal of the Year for Neom Green Hydrogen where MUFG acted as Bookrunner, Mandated Lead Arranger and Coordinator
  - o Europe Export Finance Deal of the Year for Ineos Olefins Belgium where MUFG acted as Hedge Provider and Mandated Lead Arranger
  - o Rail Transport Deal of the Year for the Yerkoy-Kayseri HSR project where MUFG acted as Coordinator, ECA Agent, Facility Agent, Intercreditor Agent and Lender
  - o Manufacturing Export Finance Deal of the year for Northvolt project where MUFG acted as Mandated Lead Arranger
- The MUFG Global Aviation Team won several awards:
  - o Airline Economics Aviation 100 Global Leaders:
    - Financing Deal of the Year: SKY Leasing $1.2 billion SKY Fund VI Warehouse
    - M&A Deal of the Year: AviLease acquisition and financing of Standard Chartered aviation leasing business
    - Overall Deal of the Year: Air India Limited A350 GIFT city finance lease transaction
  - o Ishka Aviation Finance Awards:
    - Capital Markets Deal: American Airlines $2.1 billion refinancing
    - MEA Deal: Macquarie Air Finance's $1.65 billion term loan
    - Used Aircraft/Engine Deal: Willis Engine Funding LLC Structured Trust VII
    - Editor's Choice: AviLease's acquisition of Standard Chartered's leasing arm
- MUFG won the Debt Deal of the Year award at the annual African Banker Magazine awards 2024 in Nairobi. This award recognises the €774m UKEF-backed loan to support FERA and the Republic of Senegal in its nation-wide road programme. MUFG EMEA acted as Sole Structuring Bank, Mandated Lead Arranger and Agent on the transaction.
- MUFG won Global Repo Team of the Year at the SecuritiesFinanceTimes awards.



Strategic Report (continued)

Community

Our community

Our Corporate Social Responsibility (CSR) strategy supports MUFG's vision to become the world's most trusted financial group. Our CSR programme enables us to actively and flexibly respond to the needs of the communities in which we operate and deliver positive and sustainable impact. Building sustainable relationships with our local communities across EMEA is pivotal to our long-term success.

Four key objectives shape the investments and activities we undertake through our CSR programme in EMEA:

- Fulfil our strategic CSR commitments by optimising our efforts to best respond to the changing needs in communities across EMEA
- Engage MUFG employees across the region in volunteering and fundraising activities that utilise their time and expertise to maximise impact
- Increase the impact of our CSR programme through partnerships with charities, community groups and other companies
- Deliver measurable and sustainable impact and create a legacy that will outlast our CSR activities and funding

Our Strategy focuses on three key areas: Young people, Local causes and Environment, which support the Company's Sustainability and Culture goals. Throughout 2024, MUFG has continued with its community initiatives and engagement, and supported people, charities and the natural environment via these three pillars:

1. Young people

We focus on delivering employability, financial literacy and other life skills that help the next generation strive for a brighter future through gaining and sustaining employment.

In 2024, we celebrated one year of partnership with a local school in London – City of London Academy Highgate Hill (COLA HH). Our "Young Minds, Brighter Futures" social mobility programme, in partnership with BIG Alliance, helps students from under-privileged backgrounds gain valuable insights and experiences in preparation for future education and the world of work. During the past year, over 100 MUFG volunteers have lent their time, skills and experience to empower the students of COLAHH. They shared insights from their careers with them, taught them to workshop challenges, how to code, communicate and present themselves, how to write CVs and how to complete college and work experience application forms; they have inspired them as role-models and in doing so built supportive connections. According to programme evaluations, students who engaged in organised activities have reported improvement in a range of skills from commercial awareness, problem-solving and more. We look forward to future progress in both the potential change the programme can make in local students' lives and for our employees.

2. Local causes

As a responsible organisation with a wide-reaching footprint, we support a range of local causes through funding and enabling employees to share their skills. MUFG colleagues and champions can identify issues in their local communities and directly support impacted people at a local level.

In 2024, we saw a growing interest among our employees in EMEA for diverse CSR initiatives that support different demographics in their communities. This led to the launch of a variety of impactful activities:

- Hosting social events such as Music for Good and sushi-making workshop to engage with vulnerable and isolated members of the community and foster social inclusion through shared musical experiences and sushi making.
- Organising the Amsterdam winter fair, providing a festive day for around 400 elderly isolated individuals.
- Gift donations to children who may not receive Christmas gifts over the festive period across EMEA.
- Supporting local foodbanks by purchasing essentials and cooking meals for families in London, Paris and Amsterdam.

3. Environment

In alignment with MUFG's broader ESG focus, we continue to support our employees to create and maintain a more sustainable natural environment at MUFG and beyond. During Environment and sustainability fortnight, MUFG's annual campaign in celebration of Earth Day, there were multiple opportunities to contribute to a cleaner, greener future. The campaign is also a great opportunity to highlight MUFG's progress on the 2030 Net Zero commitment in our own operations.

- We participated in cross-regional Earth Day activities (2024 theme: Planet vs plastic), which involved guest speakers, quizzes and much more all in efforts to raise awareness about the health risk of plastic and ways to limit our use.
- We continued to support to the wider ESG priorities, in particular with Net Zero commitments operationally. Our biggest campaign was a drive to switch-off screens to highlight the importance of reducing energy consumption.
- Throughout the year, over 70 environmental team challenges to help maintain the limited local green areas and parks in locations across the region.



Strategic Report (continued)

Environment (MUFG Task-force for Climate-related Financial Disclosure Compliant Statement)

The Company works with the MUFG group to develop consistent application of the disclosure recommendations from MUFG's participation in the Task-force for Climate-related Financial Disclosure ('TCFD'). The Company's CFD disclosures can be found on pages 12-20.

Flagship Events and Activities

The CSR team facilitates frequent and varied events and activities, and are championed by a number of employees across EMEA (our CSR 'champions and Green Team members').

Our flagship 'Fitprints for Good' Campaign took place over the month of June and engaged over 1,000 colleagues from 13 offices take part in over 30 activities, raising over £100,000 for our charity partners across the EMEA region. This also included an MUFG-sponsored 5km run in the City of London and a 440km from London to Amsterdam cycle involving 39 colleagues.

We also celebrated the MUFG Global Season of Giving in line with our three strategic pillars. This amplified our volunteering efforts as all EMEA employees were encouraged to help make a difference by supporting company organised CSR initiatives; 1,100 volunteers took part across 100 activities in 13 offices, with 4,800 volunteering hours delivered as a result.

Environment

Climate-related financial disclosures

Non-Financial and Sustainability Information Statement

With effect from the financial year beginning 1 January 2023, The Company is required to report its climate disclosures in line with the requirements of The Companies (Strategic Report) (Climate-Related Financial Disclosure) Regulations 2022. The Directors recognise the importance of climate change. We have prepared the required climate-related financial disclosures, which are also based on the Task Force on Climate-Related Financial Disclosures (TCFD) framework and recommended disclosures. The table below details the statutory requirements.

Pillar	Climate Related Financial Disclosure Requirement	TCFD Recommended Disclosure	Location
Governance	a description of the governance arrangements of the company or LLP in relation to assessing and managing climate-related risks and opportunities	Describe the Board's oversight of climate-related risks and opportunities	Page 9
		Describe management's role in assessing and managing climate-related risks and opportunities	Page 9
Strategy	a description of— (i) the principal climate-related risks and opportunities arising in connection with the operations of the company or LLP, and; (ii) the time periods by reference to which those risks and opportunities are assessed	Describe the climate-related risks and opportunities the organization has identified over the short, medium, and long term	Page 9-12
	a description of the actual and potential impacts of the principal climate-related risks and opportunities on the business model and strategy of the company or LLP	Describe the impact of climate-related risks and opportunities on the organization's businesses, strategy, and financial planning	Page 10
	an analysis of the resilience of the business model and strategy of the company or LLP, taking into consideration of different climate-related scenarios	Describe the resilience of the organization's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario	Page 12
Risk Management	a description of how the company or LLP identifies, assesses, and manages climate-related risks and opportunities	Describe the organization's processes for identifying and assessing climate-related risks	Page 12-13
		Describe the organization's processes for managing climate-related risks	Page 12-13
	a description of how processes for identifying, assessing, and managing climate-related risks are integrated into the overall risk management process in the company or LLP	Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organization's overall risk management	Page 13
Metrics & Targets	the key performance indicators used to assess progress against targets used to manage climate-related risks and realise climate-related opportunities and a description of the calculations on which those key performance indicators are based	Disclose the metrics used by the organization to assess climate-related risks and opportunities in line with its strategy and risk management process	Page 13-16
		Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks	Page 13-16
	a description of the targets used by the company or LLPs to manage climate-related risks and to realise climate-related opportunities and of performance against those targets	Describe the targets used by the organization to manage climate-related risks and opportunities and performance against targets	Page 13-16



Strategic Report (continued)

Climate-related financial disclosures

GOVERNANCE

Climate Governance

The Board of Directors holds ultimate oversight of climate-related risks and opportunities, with support from the Board Risk Committee (BRC) and the EMEA Executive Committee (ExCo).

The Board has formally delegated to the BRC the responsibility of understanding and assessing risks from environmental, social and governance factors including those arising from climate change. The BRC oversees these risks through the Company's Risk Appetite Statement and Risk Management Framework. Within the Company's governance structure, the primary management body responsible for risks arising from climate change is the EMEA Risk Management Committee (ERMC), reporting to the ExCo and the BRC.

The ExCo provides executive oversight, coordination, and direction for the Company's executive team, with their actions aligning with the strategy and established business plans for EMEA. As the most senior Executive decision-making body within EMEA, the ExCo also holds general management responsibilities, which include addressing climate and ESG matters.

Both the BRC and ERMC receive a climate change risk update semi-annually. Climate risk updates are reported to the Board of Directors through the summarised reports provided by the BRC following each of their meetings. Additionally, climate matters may also be included in the standing reports provided to the Board by the Executives, chiefly the CEO, CFO, and CRO, thereby ensuring a comprehensive climate risk review at the Board level. However, all levels of governance have responsibilities for risks arising from climate change with the ERMC's core sub-committees responsible for managing risks across the core risk types from a second line perspective (credit, market, strategic, operational, and reputational risk).

The MUS(EMEA) Sustainability Committee oversees the development and execution of the Company's sustainability strategy. The Sustainability Committee is held quarterly and reviews progress against plans, emerging regulations and considers risks and escalations. The Sustainability Committee is chaired by the Deputy Regional Executive for EMEA and reports into the ExCo.

The Chief Executive Officer is delegated the responsibility of implementing the Board's strategy, including its sustainability strategy.

The Chief Risk Officer is the Senior Manager responsible for managing the risks arising from climate change, specifically through the design and implementation of the risk management framework. Given the breadth of climate change and the potential impact across the business all senior managers are responsible for managing risks arising from climate change pertinent to their part of business.

Our Governance Structure

The Company's governance structure is outlined in the Business and Risk Management Policies. See page 26.

Section 172 of the Companies Act 2006

Where factors relating to Section 172(1) are not specifically addressed by CFD, these are addressed under the section specifically covering the 5 key pillars of Section 172.

STRATEGY

Sustainability Strategy

In EMEA, the Company has developed a five-pillar framework to enable the Company to drive its sustainability strategy: i) promotion of sustainable finance, ii) risk management, iii) advocacy and communications, iv) ESG disclosures and v) corporate sustainability.

Our Strategic & Industry Alliances

The Company works with MUFG and recognises the importance of collective and coordinated global efforts in realising the objectives of the Paris Agreement. In addition, MUFG continues to support and participate in a number of environment-related international agreements and initiatives:

- Glasgow Financial Alliance for Net Zero
- UN-convened Net Zero Banking Alliance (NZBA)
- Task Force on Climate-related Financial Disclosures (TCFD)
- United Nations Environment Programme Finance Initiative (UNEP FI)
- Signatory to the UN Principles of Responsible Banking (UN PRB) and Principles for Responsible Investment (UN PRI)
- Carbon Disclosure Project (CDP)
- Climate Action 100+
- Adopter of Equator Principles
- 30by30 Alliance for Biodiversity
- Principles for Financial Action for the 21st Century
- Integrity Council for Voluntary Carbon Markets
- Partnership for Carbon Accounting Financials
- The Sustainable Markets Initiative
- UN Global Compact



Strategic Report (continued)

Climate-related financial disclosures

- Energy Transition Initiative – Center for Global Commons
- Net Zero Asset Managers Initiative (NZAM)
- Asia Transition Finance Study Group (ATFSG)
- The Poseidon Principles
- Keidanren Challenge Zero
- Climate Change Initiative
- Japan Climate Leaders Partnership (JCLP)
- Declaration of Biodiversity by Keidanren
- Japanese Partnership for Circular Economy
- Operating Principles for Impact Management
- Task Force on Nature-related Financial Disclosures (TNFD)

Climate-related Risks and Opportunities

MUS(EMEA) trades in fixed income, equity and structured finance products, offering tailored client solutions across both primary and secondary markets. Given the short-term nature of the products traded, the Company has assessed that not all climate related risks pose a material risk to its operations. The following sections outline the current evaluation of climate-related risks and opportunities, recognising that risks arising from climate change is an evolving area of risk management that requires ongoing reassessment. The Company remains committed to refining its approach to understanding the materiality and impact of climate related risks on the business model and strategy. Refer to page 3 of this report for further information on the principal activities of the Company.

The Company has identified physical and transition risks as climate related risks, and climate opportunities that impact its business strategy and operations. For the identification of climate related risks and opportunities, the Company defines short-term, medium-term, and long-term by the following time horizons, as aligned with MUFG.

- Short term (ST): up to 1 year
- Medium term (MT): 1 to 5 years
- Long term (LT): greater than 5 years

The Company's Transition and Physical Risks

The table below presents the climate-related risks and opportunities identified at the entity level in relation to the Company's operations. Climate change presents both risks and opportunities for the Company across its customers, business operations and wider stakeholders. Climate Change has been determined as a driver of risk and therefore permeates across all risk types. The Company recognises climate change risk results in both physical risks (i.e. the impact of acute weather events and chronic changes to the climate) and transition risks (i.e. the impact of shifts to a low-carbon economy).

Risk or Opportunity	Risk Types	Potential Impacts	Time Horizon
Transition Risks	Policy	Increased compliance costs driven by regulatory requirements and/or changes, and exposure to potential litigation or penalties for non-compliance.	MT - LT
	Market	Potential for reduced revenues due to higher credit risk in our customers driven by market uncertainty. Disrupted national or global supply chains may result in higher input prices for energy and water.	LT
	Legal & Reputation	Adverse public perception of the Company due to, for example, climate-related litigation, failure to identify, understand, or adequately manage regulatory obligations, negative press via greenwashing risk, leading to reduced revenues and fee income.	MT - LT
	Technology	Increased capital investment in technological capabilities, for example to enhance existing systems to accommodate increased data for climate reporting requirements.	MT - LT
Physical Risks	Chronic	Increased operating costs driven by long-term temperature and climate changes.	LT
	Acute	Increased severity of extreme weather events leading to physical asset damage to data centres or offices, impact on insurance liabilities.	MT - LT
Opportunities	Product offering	Increased revenue and fee income driven by green, social, sustainable, and sustainability-linked transaction opportunities.	MT - LT
	Operating costs	Potential operating cost savings driven through energy and resource efficiency in our operations.	MT - LT

The Company conducts an annual materiality assessment of climate-related risks by considering Network for Greening the Financial System ('NGFS') scenarios, focusing on both transition and physical risks, as noted in the table above. This approach evaluates the potential impacts of these climate-related risks across different risk categories. By continuously refining this assessment, the Company aims to enhance resilience and align with evolving regulatory expectations.



Strategic Report (continued)

Climate-related financial disclosures

The Company has established processes to assess and manage climate related risks to monitor and mitigate their potential impact. Further information on the risk management framework which supports the approach to climate-related financial risks is provided in the Business and Risk Management Policies section of the annual report. These processes are continuously evolving as the Company works to enhance its capabilities and implement additional measures to address identified climate related risks.

In response to the above risks and opportunities presented by climate change, we are actively enhancing energy efficiency across our operations to reduce emissions and providing sustainable financing solutions to support the transition to a low-carbon economy and create value for our stakeholders.

Energy Efficiency in our Own Operations

As part of MUFG's commitment to achieving Carbon Neutrality in our Scope 1 and 2 emissions by 2030, we have implemented a number of initiatives within MUS(EMEA)'s operations which have reduced our energy consumption and enhanced energy efficiency.

Existing initiatives

Since November 2021, the Company has sourced renewable electricity backed by quality renewable energy certificates for a portion of our purchased electricity (2024: 100%; 2023: 89%) for the two London offices and the data centres that support MUS(EMEA). In 2023, the Company introduced a new waste segregation system into its London based offices, which increased the average annual recycling rate in the Ropemaker officer from 72% in 2023 to 89% in 2024.

The Company continues to monitor its material environmental impacts and areas of significant energy use in its operations and in May 2024 established a cross functional working group with the aim of identifying and implementing strategies to reduce environmental impacts and improve energy efficiency. The collective efforts of the of the working group are supported by the wider Corporate Sustainability Working Group in identifying and implementing environment management and energy efficiency measures. MUS(EMEA) monitors its travel and travel emissions and continues to promote the use of video conferencing facilities and agile working practices when appropriate. The Internal Green Team, composed of volunteers from across the company, raises awareness of sustainable initiatives for all staff. These examples demonstrate the Company's commitment to supporting environmental initiatives as a core pillar of the Corporate Social Responsibility (CSR) strategy.

Planned initiatives for 2025 and beyond

As part of the sustainability strategy, planned initiatives include, installing energy efficient LED lightbulbs across our Ropemaker and Westferry offices and optimising the energy use within the Company's office space.

Climate Opportunities & Client Engagement

The Company maintains its focus on client relationships and continues to engage with clients across industries and geographies in the EMEA region to deliver sustainable finance solutions. MUFG has proactively engaged with clients on ESG topics to gain a comprehensive understanding of a client's individual sustainability goals and financing needs. This is particularly relevant for clients in transitioning sectors.

In 2023 the Sustainable Finance Escalation Forum (hereinafter the "Forum") was established, formed by MUFG Bank, Ltd., EMEA Branches and Subsidiaries and MUFG Securities EMEA plc and its subsidiaries, collectively known as "EMEA Entities". The Forum seeks to provide guidance on sustainability-related considerations for deals/ transactions labelled as 'Green', 'Social', 'Sustainable' or 'Sustainability-linked', and additional guidance to product owners and relationship managers when required. MUFG is committed to being a financial institution that empowers a brighter future by supporting customers' decarbonisation.

Supporting MUFG through Sustainable Financing

Sustainability commitments are supported through the promotion of products and services that align with environmental objectives, particularly addressing climate change and other pressing environmental concerns. By offering tailored solutions to customers who share a commitment to sustainability, the Company contributes to a collective effort in mitigating the impacts of climate change. This approach not only fosters environmentally conscious practices within the customer base but also underscores a broader commitment to corporate responsibility. Through the provision of sustainable finance products and services, businesses play a pivotal role in shaping a sustainable future while meeting the evolving needs of a conscientious consumer base.

The Company, in conjunction with MUFG Bank, continues to offer an array of sustainable financing solutions for our clients, providing green, social, sustainability, and sustainability-linked bonds across public and private markets. The Company has been positioned as a leading underwriter in the sustainable finance bond market since its inception.

In 2019, MUFG set a target to provide a cumulative total of 35 trillion yen in sustainable finance (including loans, equity investment in funds, arrangement of project finance and syndicated loans, underwriting of equities and bonds, and financial advisory services) by 2030. Cumulative contribution by MUS(EMEA) to the Group target is tracked internally and reported on a quarterly basis to Group. As of fiscal year 2023, cumulative Group progress towards this target amounted to 27.7 trillion yen. As of April 2024, to align with the Group's release of its new Medium Term Business Plan, the sustainable finance goal was raised to 100 trillion yen, with 50 trillion yen earmarked for the environment, by 2030. Refer to the MUFG 2024 Sustainability Report for further information.

In July 2021, MUFG established the Sustainable Business Division with the aim of advancing initiatives that address environmental and social challenges on a broader scale, fostering businesses that contribute to the larger economy and global well-being. MUFG established a global structure to gather intelligence and capture business opportunities through assigning ESG heads in each region – EMEA, Americas and APAC – who are responsible for promoting the provision of sustainable financing solution and customer engagement and having active discussions through global forums such as the Global ESG Conference.

Strategic Report (continued)

Climate-related financial disclosures

In addition, by collecting information from various perspectives through international initiatives, we are promoting rulemaking, commercialisation, and market creation globally to capture future business opportunities.

Alongside its sustainable financing activities, MUFG and its affiliates invest in and finance projects associated with a wide range of industries, businesses and jurisdictions including in, but not limited to, high-emitting and hard to abate sectors such as the energy sector. MUFG commits to achieve net zero emissions in its finance portfolio by 2050 and its own operations by 2030. MUFG's Carbon Neutrality Declaration Roadmap can be found here.

The above present opportunities and enable us to manage risks. Our scenario analysis provides a broader lens to evaluate the resilience of our business strategies, ensuring we remain adaptive and prepared for a range of potential climate-related challenges.

Scenario Analysis and Assumptions

A range of stress testing is carried out to identify risks and potential losses that may not be sufficiently identified through other risk measures, or under extreme conditions. This includes a programme of scenario analysis to test the Company's financial resilience on a quarterly basis by identifying vulnerabilities from the joint implications for market, credit, liquidity and operational risks. The Company's stress testing framework is reviewed on an annual basis by the BRC, refer to page 27 in the core Risk Management disclosures of this report. Scenario analysis has been used to inform risk identification and assessment/measurement; with an internal fossil fuel transition risk scenario developed, based on the Company's previously developed Carbon Tax Scenario, to understand the impact to the business and identify potential mitigating actions. A transition risk scenario was developed as most applicable to test financial resilience based on the Company's business model. The scenario reflects the Company's operating model by capturing market risk and credit risk, including from structured transactions, and is run on a quarterly basis with the results presented to the ERMC. The recent energy and inflation crisis put more pressure on business costs, and forced the private sector to accelerate the green transition. This scenario assumes a more rapid transition than originally planned by the corporate clients such as increased capital investment in greener technology. This causes a negative impact on their net profit and performance in the short-term. Additionally, market demand for crude oil remains strong due to the colder winters and hot summer weather expected in the UK and European countries under the scenario, resulting in higher oil prices across the projection window.

Two multi-decade scenarios are used, in line with the industry approach, which are based around the core NGFS scenarios covering physical and transition risk. These have been applied to the MUFG EMEA portfolio and the results reported to the ERMC to review potential strategic actions based on the results. The primary focus of the work has been on the corporate derivative counterparty credit risk. Operational risk considerations for climate change were captured through scenario analysis as part of the annual ICAAP process. Market and liquidity risk profiles have been analysed for the trading book using shorter term stress scenarios that are aligned to the liquidity horizon of the portfolios. Utilising scenario analysis/stress testing described above and the risk management tools/process described below, the Company's exposure and financial resilience to risks arising from climate change is currently assessed as low risk, reflective of the nature of the securities business. The Company expects the risk management approaches to evolve in line with the industry. Consistent with the wider industry, challenges around data management remain with tactical solutions utilised whilst longer term strategic solutions are explored and further collaboration with the Group continues.

RISK MANAGEMENT

Risk Framework & Policies

The Company has developed processes and tools to identify and assess physical and transition climate related risks. The Company's approach and framework focus on governance, risk management, scenario analysis, and disclosure to manage and report on financial risks arising from climate change.

The Company is committed to developing a tailored approach to manage risks arising from climate change, including specific strategies to assess and mitigate climate-related risks across the enterprise. The tools, systems, and processes outlined below ensure the integration of climate related risks into the Company's risk management framework. The Company remains focused on embedding such strategies within the EMEA risk management framework while collaborating with the Group and other EMEA entities to identify effective long-term solutions.

Risk Management Tools and Processes

Climate change presents both risks and opportunities for the Company across its customers, business operations and wider stakeholders. The Company recognises climate change risk results in both physical risks (i.e. the impact of acute weather events and chronic changes to the climate) and transition risks (i.e. the impact of shifts to a low-carbon economy).

The Company has developed its approach and framework to identify measures, manage and report on financial risks and opportunities arising from climate change with particular focus on governance, risk management, scenario analysis and disclosure.

Climate Change has been determined as a driver of risk and therefore permeates across all risk types. This consideration is documented in the Company's Risk Management Framework. This Framework, which is approved by the BRC, undergoes a review and approval process at least every two years, or more frequently as required. The Framework was most recently updated in January 2024. Qualitative statements and Key Risk Indicators reflecting this understanding are also captured within the Company's Risk Appetite Statement, demonstrating the integration of climate change considerations in our risk management framework.

The risks arising from climate change are tracked on a monthly basis at the ERMC. Bottom-up risk identification has been completed through the inclusion of climate change as a risk driver within the Company's Risk Register and is reviewed on an annual basis.



Strategic Report (continued)

Climate-related financial disclosures

We continue to make efforts to improve the measurement and tracking of the Company's operational emissions performance. A summary of operational emissions is provided below. Scope 1 emissions refer to direct emissions from owned or controlled sources, Scope 2 emissions refer to indirect emissions from the generation of purchased electricity, and Scope 3 refers to other indirect emissions that occur in our upstream and downstream value chain. Scope 3 Category 6 covers indirect emissions from business travel, including emissions from business journeys via planes, trains, and hotel stays. The Company calculates operational emissions using both the location-based and market-based methodologies as recommended by GHG Protocol guidance.

The calculation of our emissions is in line with industry best practice through the use of the Greenhouse Gas Protocol (GHG Protocol), including both the location-based and market-based methodologies as recommended by the GHG Protocol guidance. We continue to use Department for Energy Security and Net Zero (DESNZ) to use localised travel-based emission factors to calculate our Scope 3 – Category 6 emissions. This year, in continued efforts to align activities across the Group we have used the IEA (International Energy Agency) conversion actors for Scope 1 and 2 reporting to align methodology with the Group approach. This has resulted in minor shifts for Natural Gas and Purchased Electricity vs 2023 as outlined below, but supports us on our continued efforts for better measurement and greater alignment across the Group.

The Company also supports these commitments through the provision of data on own operations consistent with local disclosures as part of the Streamlined Energy Carbon Reporting requirements. For a detailed breakdown of the Company's operational emissions, refer to our Streamlined Energy & Carbon Reporting section on page 15 of this report which includes additional mandatory reporting requirements relating to energy consumption and intensity ratios.

Operational emissions for the reporting period 1 January – 31 December.

		FY2024	FY2023 [restated]
Scope 1 (location-based) emissions*	tCO₂e	52	14
Scope 1 (market-based emissions)**	tCO₂e	-	-
Scope 2 (location-based) emissions*	tCO₂e	723	963
Scope 2 (market-based) emissions*	tCO₂e	-	191
Scope 3 emissions†	tCO₂e	1,850	1,907
Total operational emissions (location-based)	tCO₂e	2,625	2,884
Total operational emissions (market-based)***	tCO₂e	1,850	2,098

Updated calculation methodology using IEA 2024 emission factors to align with MUFG. Net impact of this update in methodology is ~2% reduction across total emissions which is within the Company's materiality threshold for restatement.

** *Includes emissions related to green biogas at the Ropemaker Street office.*

† *Scope 3 operational value chain emissions includes category 6 – business travel only. Business mileage and taxi emissions account for less than 2tCO2e total footprint. This remains significantly below 2% of total emissions for 2024, the same threshold as outlined by the SECR, and is therefore excluded from the total footprint on this basis. We will continue to monitor and assess this in future periods and if levels exceed the stated materiality thresholds the Company will begin to incorporate this data into the total footprint prospectively.*

***FY2023 total operational emission (market-based) total has been restated to include market-based emissions for green biogas.*

The increase in scope 1 emissions is driven by an increase in gas consumption and a methodology update to use IEA emission factors as noted above. The reduction in scope 2 emissions reflects significant improvements in data quality from our data centres, transitioning from average consumption to actual consumption and all data centres operating under a renewable energy certificate. In addition, the Company has secured renewable energy certificates for both our Ropemaker and Westferry offices, as part of our ongoing efforts to reduce our impact. These advancements have driven a notable decrease in market-based emissions this year, highlighting our commitment to reducing environmental impact. The Company continues to prioritise reducing impact of travel and we have observed a minimal reduction in travel emissions for 2024.

We continue to track our progress as a Company by regularly measuring our energy usage in the London offices and data centres against Group level targets and compare emissions data with previous years. The Company continuously works to improve performance against established KPIs and targets, which guide management of climate risks and opportunities. The Company calculates emissions using actual energy consumption data collected from the offices, data centres, and travel management company where available.

Use of estimation

For some of the Company's energy consumption, it is necessary to estimate data to use as a proxy where actual data is unavailable. Energy consumption data at our Ropemaker Street and Westferry office alongside our data centres reflect 11 months of actual 2024 data provided by our landlords, and one month estimated data due to a time lag, which is based on historic consumption of the previous months. In 2024, the Company experienced an improvement in data availability of consumption data provided from our Westferry office in comparison to 2023. We have estimated 4% of the total energy consumption for 2024.

For data centres that serve both MUS(EMEA) and MUFG Bank EMEA, we have assumed a fifty percent split in electricity consumption as it is not possible to disaggregate the consumption per entity.



Strategic Report (continued)

Climate-related financial disclosures

Climate change considerations have been embedded within the credit assessment through the development of the Climate Change Risk Heat-map. The heat-map supports identification of the key climate change risks that the credit portfolio is exposed to (transmission channels) and provides a risk based approach to targeting further analysis. The heat-map includes a physical and transition risk assessment for clients, industries and countries. The outputs from the heat-map are reported to the EMEA Credit Risk Committee on a monthly basis.

From a legal and litigation risk perspective, the Legal department provides advisory, awareness and engagement with relevant Front Office departments in relation to legal risks arising in transactions, disclosures and due diligence.

To manage reputational risk, the Company has a Reputational Risk Management Policy as part of its governance framework. The Company considers the risks arising from providing sustainable finance solutions to its clients which include the associated risks from 'greenwashing' accusations, being reputational risk, conduct risk and litigation risk. The Company has established, and embedded into its risk management framework, risk management controls and governance oversight for sustainable finance labelled products and services, and related transactions, it provides to its clients; as well as communications and disclosures that contain information related to sustainable finance activities.

The Company recognises that the challenge to respond to climate change will require review, refinement and enhancement over the coming years.

Environmental Due Diligence

As part of the Environmental and Social Policy Framework (ES Framework), a due diligence process has been incorporated to identify and assess the environmental and social risks or impacts associated with transactions. Standard due diligence is implemented by the relevant business division on all transactions.

In 2018 MUFG established the MUFG Environmental Policy Statement as its fundamental approach to addressing environmental issues and underscores our commitment to working towards a sustainable society and is aligned to the MUFG reputational risk management framework. This policy statement is supported by the 'MUFG Environmental and Social Policy Framework' ('the ES Framework') also established in 2018. This framework serves as a tool for MUFG to understand and manage the environmental and social risks within the Group's operations and conduct financing with consideration of our environmental and social responsibilities, thereby reinforcing the business's commitment to corporate social responsibility and sustainable development.

In April 2022, the ES Framework was updated to enforce stricter policies for sectors negatively impacting climate change, including but not limited to coal-fired power generation, coal mining, and oil & gas. In 2023, the framework was updated with social-related sustainability sectoral restrictions to child labour, forced labour, human trafficking, conflict areas, forestry, and tightening of thermal coal power generation restrictions. In 2024, the framework was further updated with sectoral restrictions for mining and biomass power generation. MUFG is committed to continuously reviewing its ES Framework in response to evolving business strategies, risks, and markets.

Climate Risk Training

Mandatory all staff training on climate change risk management, developed internally by the Risk function, is run annually to support the embedding of the framework for managing the risks arising from climate change across the Company. The training is designed to guide employees, including Board members, on what climate change is, why it is important for MUFG, different types of climate change related risk, employee's role in managing climate change related risks and the regulatory requirements to manage those risks. The Company's commitment to continuous learning and addressing climate related risk is reflected in its plans to refine and expand this programme over time, incorporating emerging trends, regulatory changes, and industry best practices.

METRICS AND TARGETS

Targets & Commitments

In the Company's efforts to manage climate-related risks and opportunities, the Company monitors progress through a set of key performance indicators (KPIs). These metrics, outlined in the following section, are based on specific calculations designed to assess our efficient management of climate risks and realisation of climate-related opportunities. The Company will provide insight into our chosen KPIs, elaborating on how they are calculated and, where relevant, how these KPIs are connected to our targets.

Under the "MUFG Carbon Neutrality Declaration", MUFG has committed to achieve net zero emissions in its own Scope 1 and 2 operations by 2030. This commitment is calculated in line with Net Zero Banking Alliance ('NZBA') target setting guidance as part of our commitment to this UN-led alliance. MUFG was the first Japanese bank elected as part of this Steering Group. The Company contributes to this target through its own decarbonisation efforts which are reported internally on an annual basis into the Group to track progress. Monitoring of the metrics and progress against our Group-led targets help to mitigate the risks and realise the opportunities identified on page 14 earlier in this report.

Operational Emissions

The Company continues to prioritise emissions reduction and overall impact on the environment as part of MUFG's commitment to achieving Carbon Neutrality in our Scope 1 and 2 emissions by 2030.



Strategic Report (continued)

Climate-related financial disclosures

Sustainable Financing Target

In 2019, MUFG set a target to provide cumulative total of 35 trillion yen in sustainable finance (including loans, equity investment in funds, arrangement of project finance and syndicated loans, underwriting of equities and bonds, and financial advisory services) by 2030. In April 2024, this was raised to 100 trillion yen. Refer to the Strategy section on page 15 for further information on this target and our sustainable financing strategy.

Directors' Report

Streamlined Energy & Carbon Reporting

The Companies (Directors' Report) and Limited Liability Partnerships (Energy and Carbon Report) Regulations 2018 implement the UK Government's policy on SECR. MUS(EMEA) is required to comply with mandatory greenhouse gas reporting requirements under the SECR policy, ensuring that reporting is consistent with the relevant requirements. Based on the guidance provided by the Greenhouse Gas Protocol (GHG Protocol), we have calculated emissions for MUS(EMEA) UK operations only and have applied the IEA (International Energy Agency) for Scope 1 and 2 reporting to align with the Group. Scope 3 emissions have been calculated using UK government conversion factors obtained from the UK Government Department for Energy Security and Net Zero (DESNZ) (previously DEFRA) to use localised travel based emission factors.

The data in this report covers the period 1 January 2024 – 31 December 2024.

	Units	Current reporting year December 2024	Comparison reporting year December 2023
Consumption of electricity used to calculate emissions [1]	kWh	4,106,659	4,650,171
Consumption of gas used to calculate emissions[2]	kWh	138,809	77,096
Total energy consumption used to calculate emissions	kWh	**4,245,468**	**4,727,267**
Emissions from combustion of gas (Scope 1 – location based)[3]	tCO_2e	52	14
Emissions from combustion of gas ("green gas") (market-based) [4]	tCO_2e	0	0
Emissions from combustion of fuel for transport purposes (Scope 1)[5]	tCO_2e	-	-
Emissions from purchased electricity (Scope 2, location-based)[4]	tCO_2e	723	963
Emissions from purchased electricity (Scope 2, market-based)[6]	tCO_2e	0	191
Emissions from business travel in rental cars or employee-owned vehicles where company is responsible for purchasing the fuel (Scope 3)[7]	tCO_2e	-	-
Emissions from employee business travel which the company does not own or control and where not responsible for purchasing the fuel (Scope 3)[8][9]	tCO_2e	1,850	1,907
Total gross CO2e based on above	tCO_2e	**2,625**	2884
Intensity ratio:			
Gross tCO_2e/FTE[10]		**4.01**	**4.28**

---

[1] Includes electricity consumption at offices and data centres which has been apportioned to the Company on a cost allocation basis.

[2] Includes gas consumption at offices, which has been apportioned to the Company on a cost allocation basis.

[3] Updated calculation methodology using IEA 2024 emission factors to align with MUFG. Net impact of this update in methodology is ~2% reduction across total emissions which is within the Company's materiality threshold for restatement.

[4] This includes biogas consumption from April 2023 for our Ropemaker Street office which has been certified by a Renewable Gas Guarantee of Origin (RGGO) as producing significantly lower carbon emissions than its fossil fuel equivalent. We have applied the DESNZ (previously DEFRA) biogas emission factor which does not note the percentage of biomass in the emission factor and therefore omits the biogenic CO_2, effectively treating it as "zero" emissions. For periods not covered by the RGGO we have applied the DESNZ emission factor.

[5] MUS(EMEA) does not own or control vehicles therefore not applicable.

[6] MUS(EMEA) procures renewable electricity supplying its Ropemaker Street and Westferry office and data centre operations for 2024, supported by renewable electricity certificates (RECs). Based on GHG Protocol guidance, we have applied the residual mix method utilising the residual mix emission factor sourced from Association of Issuing Bodies (AIB).

[7] MUS(EMEA) does not have any arrangements where it is responsible for purchasing fuel for rental or employee-owned vehicles hence, this disclosure is not applicable.

[8] This includes emissions from rail travel, air travel, and hotels stays, which has been calculated using the distance-based method. We have applied the relevant DESNZ (previously DEFRA) emission factors. For hotel stays; where emissions factors weren't available from the DESNZ, we have applied emission factors derived from the Hotel Footprinting Tool which serves as the underlying data for the DESNZ emission factors.

[9] Business mileage and taxi emissions account for less than 2tCO2e total footprint. This remains significantly below 2% of total emissions for 2024, the same threshold as outlined by the SECR, and is therefore excluded from the total footprint on this basis. We will continue to monitor and assess this in future periods and if levels exceed the stated materiality thresholds the Company will begin to incorporate this data into the total footprint prospectively.

[10] Average MUS(EMEA) FTE for FY 2024 includes employees, contingent workers and other authorised persons providing services.



Strategic Report (continued)

Climate-related financial disclosures

The increase in scope 1 emissions is driven by an increase in gas consumption and a methodology update to use IEA emission factors as noted above. The reduction in scope 2 emissions reflects significant improvements in data quality from our data centres, transitioning from average consumption to actual consumption and all data centres operating under a renewable energy certificate. In addition, the Company has secured renewable energy certificates for both our Ropemaker and Westferry offices, as part of our ongoing efforts to reduce our impact. These advancements have driven a notable decrease in market-based emissions this year, highlighting our commitment to reducing environmental impact. The Company's continues to prioritise reducing impact on travel and we have observed a minimal reduction in travel emissions for 2024.

Suppliers and supplier finance

We work closely and collaboratively with all our suppliers to ensure that they supply services to the Company efficiently, responsibly and sustainably. The Board oversees a framework of supplier engagement and oversight supported by appropriate policies, processes and risk management processes that are kept under constant review to ensure that the best practice standards are always maintained.

MUFG has implemented a supplier management programme which is designed to ensure that all third party supplier arrangements are subject to industry best practice principles, processes, templates, and tools. This will help MUFG maximise relationship value and minimise risk during the entire supplier relationship lifecycle.

The foundation for effective management of our suppliers is based on the following elements:

- Relationship management and development - Working collaboratively with suppliers to build trust and maximise the mutual value of supplier relationships.
- Cost management - An integral part of supplier selection, management and ongoing planning. Effective cost management is not a one-off approach at MUFG to reduce its costs, but an ongoing expectation that is built into supplier relationships.
- Risk management - Effective oversight of the risks a supplier brings into the supply chain, which can open up opportunities to drive continuous improvement and create value.
- Contract management - A structured approach to good contract governance ensures all engagements are covered by valid contracts, and all key contract terms and obligations are fully understood and acted upon.
- Performance management - An approach to ensure that business requirements are met by managing service levels.
- Transactional efficiency - Identifying inefficiencies and waste in the transactional processes used by both parties to make the process of working together easier.

To oversee our suppliers effectively, we use multiple approaches, including:

- We expect all of our suppliers to comply with our CSR standards, such as those relating to modern slavery, data protection, human rights and ethics.
- Having key policies in place designed to ensure that all third party supplier arrangements are subject to industry 'best practice' in terms of competitive bidding, risk evaluation, contract negotiation, contract drafting, contract approval, contract sign-off and subsequent oversight of supplier performance throughout the entire contract lifecycle.
- Key controls are in place throughout the entire lifecycle including the oversight of the end-to-end procurement process which encompasses supplier engagement, tenders, on-boarding, contract negotiations and reviews.
- We seek to ensure compliance to the highest standards with all applicable outsourcing requirements – as our customers, counterparties and our regulators need the utmost confidence in the reliability and complete integrity of core systems and platforms used in our financial services business and activities.
- To enable ongoing compliance with our regulatory obligations and our own corporate governance requirements, the Company's supplier management framework outlines the clear roles and responsibilities for managing supplier risk in order to ensure the expectations of the Board are met.

Pursuant to the Modern Slavery Act 2015, MUS(EMEA) publishes its Modern Slavery Statement on an annual basis on its website – all past statements can be found here: Modern Slavery Statements



Strategic Report (continued)

Culture and Workforce Engagement

Introduction

Culture is a key pillar in our EMEA and Global strategy; the Company places considerable value on how we engage and enable our employees and the importance of keeping them well informed and involved in matters affecting them as employees. Employees are given the opportunity to share feedback on a wide range of matters affecting their current and future interests. This connectivity and open dialogue is driven through a variety of avenues, including formal and informal meetings, employee networks and committees, employee representatives, focus groups, surveys, the Company's intranet and regular internal communications.

Board engagement

The Company's culture and workforce engagement framework is intended to ensure we measure the Company's performance against a broad range of culture metrics, and the views and concerns of the workforce are taken into account by the Board and other committees, particularly when they are making decisions that could affect the workforce.

The framework allows management, the Workforce Engagement Ambassador and the Board to gain greater context on the employee experience, inform decision-making and ensure there is clear communication to employees on issues most important to them. The Board is committed to ensuring that the views and concerns of our employees are considered by the Board and its committees, particularly when they are making decisions that could affect our employees.

Our framework

Our people are the key to our success, and how we engage with them on important issues has always been central to our culture and workforce engagement initiatives. Our leaders and managers are primarily accountable and responsible for the engagement of our employees, and we ensure they are equipped with appropriate tools – such as useful people data, employee feedback, guides and training - to manage this alongside expertise and support from our Human Resources ('HR') team.

Our Culture

Our Code of Conduct describes Culture as the patterns of thinking and behaviour shared by all staff. Our company culture reflects the core values of the MUFG Group as outlined in the **MUFG Way**:

- **Purpose** - Committed to empowering a brighter future
- **Values** - Integrity and Responsibility; Professionalism and Teamwork; Challenge and Agility*
- **Vision** - Be the world's most trusted financial group
- **Culture Principles** - Client centric; People Focused; Listen up, Speak up; Innovate and Simplify; Own and Execute.

*Our "Challenge Ourselves to Grow" Value was updated in 2024 to "Challenge and Agility", to acknowledge our collective need to evolve in order to respond to global disruption and a fast changing environment. In order to operate effectively in this landscape, we need to be agile to meet the needs of our clients in the future.

Our strategy

Culture is embedded into our overall **EMEA Strategy** which has four pillars, one of which is Strengthen Culture. The Strengthen Culture pillar sets out to foster a culture of collaboration, belonging and excellence underneath which sits five aims:


MUFG
EMEA STRATEGY FY24-FY26
Strengthen Culture
A culture of collaboration, belonging and excellence, delivered through our MUFG Way, Code of Conduct, and Culture Principles
Foster a diverse, high performing culture where colleagues feel include, engaged and empowered
Drive sustainable growth, agility and impact for a brighter future
Align individual responsibilities with EMEA strategy
A holistic approach to risk management, where all employees are risk aware
Colleagues feel safe to challenge and escalate concerns with confidence they will be addressed
MUFG

This Strategy highlights the priorities for EMEA employees, and brings to life the MUFG Way, which, together with the Code of Conduct, serve as our underlying philosophy in our day to day business.

Strategic Report (continued)

2024 Focus on MUFG Culture & Employee Engagement

Further extensive action has been taken on Culture since the 2023 Annual Report. Our focus for 2024 has been centred around the following key activities:

1. ***Employee Value Proposition and Employer Brand:*** In 2024 we approved MUFG's refreshed Employee Brand which is being embedded into our Mid-Term Business Plans, MUFG Way and within employee lifecycle activities. To create the EVP, our team took feedback from employees through focus groups and surveys, tested with internal stakeholders and engaged an external agency to finalise. Our EVP now offers for the first time a single global MUFG employee narrative - bringing together previously complex messaging - which we will use internally and externally to attract, engage and retain talent.

2. ***Sustaining our Culture Strategy through the EMEA Culture Committee:*** The Committee is now well established, with a streamlined membership consisting of leaders critical to the decision making required to enhance MUFG culture.

3. ***Launch of Culture Hub:*** Our Culture Influencer community which is now 70+ strong with representation across locations and divisions, has formally launched as an employee network which will provide more structure and visibility of the group, together with Co-Sponsors aligned with our Culture Committee. Our Culture Hub representatives are key to advising on and supporting culture action plans Region wide and within business groups and locations.

4. ***Encouraging and enabling an escalation culture:*** In 2024 we updated our culture objectives to highlight our focus on creating an environment where colleagues can speak up and feel confident concerns will be addressed, in order to manage risk effectively and foster creativity. Senior leadership regularly refers to a strong compliance and risk culture as necessary for business in town halls and other communications, and regular manager training and facilitated team sessions are offered by our learning and development team to support putting it into practice.

5. ***Leadership Accountability and Communication:*** Ensuring our people understand our culture is key to its success. We deliver culture communications through dedicated Town Halls, our Executive Vlog Series, our new "Manager Connect" newsletter, and dedicated Culture Pages on our intranet with regular updates. Our leaders are held accountable through our leadership objective, a mandatory objective cascaded to all EMEA Management Committee members, encompassing strategy & vision, culture, diversity, equity & inclusion (DEI) and talent & succession planning. Our FY24 Manager Objective has now launched across EMEA, Americas, and Asia (excluding Japan), demonstrating the intention for a consistent employee experience across all regions with specific success criteria setting the expectations of all people managers. We have additionally mandated that managers are required to seek 360 feedback from all direct reports, driving greater manager accountability.

The role of the Workforce Engagement Ambassador

Eileen Taylor, in her roles as Chair of the Joint Remuneration Committee and Workforce Engagement Ambassador has continued to be involved in workforce initiatives, acting as a link between the workforce and the Board.

On a bi-annual basis, HR formally reports to the Board on key themes arising from engagement with MUFG's people, and seeks their view. However, where appropriate or timely, this is done so more regularly. HR also provides updates to the Board on related areas such as engagement and culture, inclusion and diversity and other employee metrics.

Opportunities to raise concerns in confidence

We acknowledge that there may be occasions where employees want to raise concerns or escalate issues on a confidential basis. To enable this, the Company has updated escalation guidance and training materials in 2024 to embed escalation in order to encourage colleagues to escalate issues in a way to allow for investigation and quick action. There are a number of options in place for employees to speak up in confidence and/or get help and support, including:

- Their line manager, a senior manager in their team or any EMEA Management Committee Member
- Our Whistleblowing Policy and dedicated third party hotline to report concerns confidentially, allowing individuals to remain anonymous if they wish
- Our control functions, e.g. Risk, Compliance or Finance
- Our HR Business Partners
- The Employee Assistance Programme
- Our Mental Health First Aiders
- Direct escalation to the Chief Executive Officer or Regional Executive Officer

Our Speak Up channels are profiled on our intranet and through relevant employee communications in order to ensure that they remain visible to all employees.

Opportunities to speak up and shape our firm

MUFG has a range of feedback channels to obtain feedback from employees anonymously and in-person, and in both formal and informal settings. These focus on ensuring that the opinions and perspectives of our workforce on key issues affecting employees are heard and can be fed into the firm's overarching priorities. This creates a culture of collaboration across our business and ensures we are continuously building an inclusive working environment.



Strategic Report (continued)

We also have a number of employee representative roles which are an established part of our working environment to ensure employee voices is a part of decision-making, and to encourage challenge and innovation.

Employee Feedback Surveys

The Company encourages ongoing feedback from all of its employees so it can hear what really matters to its people. In addition to the regular fora for providing feedback, MUFG holds the annual **MUFG Employee Survey (MES)** which is reported to the Board along with updates on the action plans. The Company continues to score above the Market norm on Compliance related questions, demonstrating a strong awareness of our expectations of Employee Conduct. The EMEA region results also score above the market norm in relation to immediate manager, performance management, communication, customer focus, and Practicing our Purpose. Our 2024 results also demonstrate that the Company's focus on ESG is visible to our employees, with a 5% increase in positive scores against ESG questions, bringing us above the market norm.

In addition to the annual survey, our regular Pulse checks create regular opportunities to give feedback on immediate managers and teams. The short regular surveys enable managers to understand strengths and opportunities against our strategic goals, and to take swift action in response to feedback in order to make a positive impact within teams.

Executive Secondees

Executive Secondees support members of the EMEA Management Committee (EMC) in gaining insight into the views from a deeper perspective of the organisation, and contribute to MUFG wide culture initiatives. They support the delivery of the EMEA culture strategy by taking ownership of key initiatives such as the Culture Hub, and provide feedback on culture initiatives and events from the employee audience perspective. The secondees suggest improvements to support employee engagement and culture change. They are also members of the Culture Committee (CC), and as such play pivotal roles in terms of connecting employees to senior leadership and ensuring that the employee voice is represented and heard.

Culture Hub

As noted above, our Culture Hub has formed as an employee network, briging together the Culture Influencers from across the region. Culture Influencers work in partnership with HR and the leadership team to drive culture and engagement activities. These Influencers sit across each business area and act as a 'hive' to drive positive impact across the organisation.

Employees can contact their local Culture Influencer to share feedback on the Company's Culture and how we can make continuous improvements. They are also empowered to drive change within their teams and collectively as a group to benefit the organisation.

Open Chair

As part of the Diversity, Equity and Inclusion (DEI) strategy, the Open Chair initiative involves a nominated colleague taking part in the region's Executive Committee (ExCo) meetings to improve the inclusivity of decision making and generate more diversity of thought. It also includes driving initiatives, with the support of the DEI team and the ExCo, that help to make MUFG an even better place to work. They are also visible and accessible to employees should they wish to raise concerns or comments.

Leadership Focus Group

Our leaders have been hosting regular employee focus groups as part of the leadership engagement programme. The leadership team use these dedicated sessions to ensure they hear directly from employees about their experience at MUFG, and effect action in areas where needed.

Diversity, Equity and Inclusion (DEI)

Our DEI vision is for MUFG to continue to build an inclusive, equitable and diverse workplace that reflects our society, where everyone feels they can succeed and be their authentic best. This is achieved by setting clear, transparent and meaningful goals to increase representation at all levels, through an unbiased and meritocratic approach to all people decisions, and various programmes that help make MUFG an inclusive place to work.

Launched in 2023, the EMEA DEI strategy directly supports the *Strengthen Culture* pillar of our EMEA business strategy and focuses on three key pillars:

1) Increase diverse representation: Foster a culture of equity to improve MUFG's position to attract, develop and retain diverse talent and better reflect the world in which we live.
2) Advance DEI Learning, Development and Career Pathing: Increase career development and learning opportunities to facilitate personal growth, enabling colleagues to achieve career ambitions at MUFG.
3) Build an Inclusive Culture: Build a culture of belonging and inclusion, where difference and individualism is valued as a strength and where every employee is able to be their whole authentic self at work.

The Chief Executive Officer and Regional Executive Officer oversee the EMEA Diversity, Equity and Inclusion strategy, drive senior leadership engagement and hold themselves accountable by defining their own specific responsibilities which include setting clear goals, expansion of diversity data collection and ensuring accountability for progress. Leadership accountability is driven through the DEI Objective component part of the EMEA Leadership Objective.

EMEA Culture and DEI committees are responsible for governing the strategy, monitoring progress and enabling a framework of clear goals and measures, supported by improved data capture and reporting.



Strategic Report (continued)

Our EMEA Employee Networks play a vital role in building an inclusive culture at MUFG. They offer community, connection, voice and a sense of belonging. In addition to seven thriving Networks, there are four gender specific networking groups that provide active peer support and networking for women at MUFG, as well as a trained Menopause First Aider and 70 accredited EMEA Mental Health First Aiders who provide confidential one-to-one mental wellbeing information and support.

Measuring Progress

In a landmark move, last year saw the appointment of the first female Chair of an MUFG company (MUFG Securities EMEA) in our organisation's history.

In 2024 we have also met our Women in Finance Charter commitment of having 25% of women represented in EMEA Director and Managing Director roles by 2025 one year ahead of deadline. This has enabled us to set a more ambitious target of 30% female leadership representation by 2027.

To support our strategic priority of increasing diverse representation at MUFG, we have launched the 'Count Me In' self-ID campaign. The campaign asks colleagues to share, on a voluntary and confidential basis, their diversity data across social mobility, disability, sexual orientation, gender identity and ethnicity. This data creates a detailed window into the make-up of the firm to see how well we reflect our society and where the gaps are. It allows us to chart progress of different groups across recruitment, retention, development, promotion, performance, and pay equity, ensuring proportional representation and fairness across these processes. In 2024, we achieved 75% disclosure of ethnicity data across our UK workforce, which allows us to analyse our representation across levels of the organisation and identify where we need to take action.

Our ongoing efforts to build a diverse, equitable and inclusive culture include making MUFG a more supportive workplace for working parents and carers. In January 2024 we announced new and improved benefits for parents and carers, including enhancements to dependent back-up care and paternity leave. These benefits aim to drive more equality in caregiving and are instrumental in helping MUFG attract and retain high performing diverse talent.

In our 2024 Employee Survey, 86% of EMEA employees responded favourably to the question "In my workplace, diverse people, values, and ideas are embraced" which is an improvement on the 2023 results.

Our DEI approach supports MUFG to achieve sustainable growth in the increasingly diverse, competitive, sophisticated and global environment in which we do business.

Approved for issue by the Board

Tony Syson
Chief Financial Officer
25 Ropemaker Street
London
EC2Y 9AJ
17th March 2025



Directors' Report

The Directors present their annual report and financial statements for the year ended 31 December 2024.

Directors

The Directors during the year and up to the date of signing were as follows:

Eileen Taylor	Chair (Independent)	(appointed Chair effective 9 December 2024)
Marshall Bailey	Chair (Independent)	(resigned 6 December 2024)
Beatrice Devillon-Cohen	Senior Independent Non-Executive Director	
Angela Crawford-Ingle	Independent Non-Executive Director	
Chris Marks	Independent Non-Executive Director	(appointed pending regulatory approval)
Masahiro Kuwahara	Group Non-Executive Director	
Masashi Kanematsu	Group Non-Executive Director	
Hidefumi Yamamura	Group Non-Executive Director	(appointed 31 May 2024)
Takanori Sazaki	Group Non-Executive Director	(resigned 1 April 2024)
Christopher Kyle	Chief Executive Officer	
Nobuho Nanjo	Chief Executive Officer	(appointed pending regulatory approval)
Tony Syson	Chief Financial Officer	
Nicola Wickes	Chief Risk Officer	

The Board of Directors currently comprises the Chair, three other Independent Non-Executive Directors, three Group Non-Executive Directors and three Executive Directors. Group Non-Executive Directors are employed by another MUFG Group company and undertake other roles within the Group, in addition to their directorship of the Company. The Board considers all of the Independent Non-Executive Directors to be independent within the criteria set in the UK Corporate Governance Code (the 'Code').

Chair

Mr Bailey resigned as Chair and Director of the Company on 6 December 2024. Ms Taylor, who already held the position of Senior Independent Non-Executive Director, was appointed as Chair with effect from 9 December 2024. Ms Taylor plays a key role in a number of strategic initiatives relating to oversight of business strategy, client activity, culture and collaboration with other MUFG entities.

Chief Executive Officer

Mr Kyle, who joined the Company in 2015 as Chief Financial Officer and was appointed Chief Executive Officer in 2022, will retire on 31 March 2025. He will be succeeded by Nobuho Nanjo (currently Head of Strategy), subject to regulatory approval. Mr Nanjo was selected by the Board following a robust succession process (led by the Nomination Committee) which began in 2023.

Directors' and officers' indemnities

As at the date of this report and during the financial year, the Company has agreed to indemnify each of the Directors of the Company to extent permissible by law and in accordance with the Company's articles of association in respect of any loss or liability which has been or may be incurred in connection with that relevant Director's duties or powers in relation to the Company. The Company maintained insurance against liabilities for all Directors and officers of the Company during the financial year and at the date of this report.

Dividend and distributions

The Company maintains a Distributable Reserves policy which forms the basis of management information considered ahead of any dividend approval. The policy sets out factors considered relevant to ensuring against any unlawful distribution.

The dividend and capital strategy of the Company will evolve with the needs of the business as well as the regulatory environment.

In 2024, the Directors approved total coupon payments on Additional Tier 1 capital instruments of £35.8 million (2023: £26.9 million). Refer to Note 25 for terms of issuance.

An ordinary dividend of £0.01 per share (£13,832,411.30) was approved and paid during the year to the Ordinary shareholder registered on the Company's register of members on 31 May 2024 (2023: Nil).

The Directors do not recommend a final dividend to be paid in the financial year.

Use of financial instruments

The trading and issuance of financial instruments is integral to the business activities of the Company. Information regarding the use of financial instruments as well as an indication of the company's financial risk management objectives and policies is included within the Business and Risk Management Policies on pages 26 to 36.

Compensation

Certain employees' discretionary remuneration is deferred where the reward exceeds thresholds set by the Joint Remuneration Committee, which meet the guidelines set out by the Prudential Regulatory Authority ('PRA'). Some of these deferrals take the form of Notional Stock Units ('NSU'), which track the performance of MUFG shares (refer to Note 7).



Directors' Report (continued)

Subsequent events disclosure

As at the date of signing, the Directors are not aware of other material events which would warrant further disclosure. Refer to Note 29.

Political donations

The Company made no political donations during 2024 (2023: Nil).

Research and development

During the year the Company invested £0.1 million (2023: £5.9 million) in research and development, primarily relating to technology development in response to regulatory change programmes.

Statement on corporate governance arrangements

The Board is committed to applying the highest standards of corporate governance, as it believes that good corporate governance is at the heart of MUFG's vision to be the world's most trusted financial group; providing the highest quality service for clients while building sustainable trust with the communities in which we operate.

As a privately-owned subsidiary, the Company is not required to apply the UK Corporate Governance Code, however the Board recognises the importance of good governance. Details of the corporate governance framework adopted by the Company are set out on pages 6 to 12. The Board has elected to benchmark its corporate governance framework against the provisions and principles of the Code.

Risk and controls review

The firm was negatively impacted by a substantial industry-wide counterparty loss event in 2021. In response, the firm in conjunction with MUFG stakeholders, commenced a wide-ranging review of the risk and controls environment with a strong focus on; client ownership, product governance and management, risk management, risk culture and cross-border booking and governance. The outcome of this review resulted in the initiation of a multi-year programme to implement additional control mechanisms to ensure we meet the elevated expectations of our regulators and stakeholders. The programme closed in February 2024, with successful delivery of the control improvements.

Matters dealt with in the Strategic Report

The Directors recognise the importance of supporting building back profitability of the company, with strategic focus on expanding profitable business lines, after a challenging period that has not delivered the desired results for the shareholder. Strategic decisions for sustainable revenue streams has planned new Front Office hires and additional resourcing in areas that will support revenue growth. Considered alongside expansion in the revenue growth business lines, is the company's position as a facilitator of business for other group entities for which it is well positioned, given its strong capital base and market positioning.

An indication of the likely future developments of the Company, together with information relating to principal risks, culture and workforce matters, section 172 of the Companies Act 2006, environment and energy are further discussed in the Company's Strategic Report.

Disclosure of information to the auditor

The Directors who hold office at the date of approval of this Directors' Report confirm that, so far as they are each aware, there is no relevant audit information of which the Company's auditor is unaware; and each Director has taken all the steps that they ought to have taken as a director to make themselves aware of any relevant audit information and to establish that the Company's auditor is aware of the same information. This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the Companies Act 2006.

Deloitte LLP has expressed their willingness to continue in office as auditor and a resolution to reappoint them will be proposed at the forthcoming Annual General Meeting.



Directors' Report (continued)

Role of the Board

The objective of the Board is to define, oversee and be accountable for the implementation of governance arrangements that ensure the effective and prudent management for the long-term success of the Company. Such oversight is within a framework of effective controls which enables risk to be assessed and managed.

The Board's responsibilities are clearly defined in its terms of reference. The Board's key responsibilities include (amongst other responsibilities):

- Determining and approving the Company's strategy and overseeing its implementation.
- Approving the Company's business plans and monitoring their implementation.
- Monitoring the Company's capital adequacy and liquidity position.
- Ensuring that the Company's business is conducted in a prudent manner.
- Ensuring that the necessary resources are in place for the Company to meet its objectives.
- Determining and approving the development, implementation and maintenance of the Company's emerging and principal risks, overall risk appetite and monitoring their management.
- Approving the Company's annual budget and monitoring the Company's performance against budget.
- Approving material changes in the organisational or business structure of the Company.
- Ensuring effective engagement with, and encouraging participation from, the shareholder and the Company's other key stakeholders.
- Ensuring that the Company's activities comply with all applicable regulatory rules and requirements.
- Ensuring adequate succession planning for the Board and senior management (in conjunction with the Nomination Committee) so as to maintain an appropriate balance of skills, experience and knowledge within the Company and on the Board.
- Ensuring maintenance of sound systems of internal control and risk management.
- Approving and monitoring any material projects within the Company.
- Ensuring that policies and practices are consistent with the Company's values and support its long-term sustainable success.
- In conjunction with the Joint Remuneration Committee, determining the Company's remuneration policy for staff, including Directors and other senior executives.
- Oversight of the Company's overall corporate governance arrangements.
- Establishing formal and transparent policies and procedures to ensure the independence and effectiveness of Internal Audit and external auditors.

The Board has established four committees to support it with specific areas within the Board's remit of responsibilities:

- Board Risk Committee.
- Audit Committee.
- Nomination Committee.
- Joint Remuneration Committee.

Separation of responsibilities

The Board has established a clear division of responsibilities between Executive Directors and Non-Executive Directors. In particular, the Board is committed to maintaining a clear separation of responsibilities of the Chair and the CEO to reflect the unique role that each has within the Company.

The Chair's key responsibilities are:
- The effective running of the Board.
- Ensuring that the Board as a whole plays a full and constructive part in the development and determination of the Company's strategy and overall commercial objectives.

The CEO's key responsibilities are:
- Running the Company's business.
- Proposing and developing the Company's strategy and overall commercial objectives, which he does in close consultation with the Chair and the Board.

The Board has also appointed a Senior Independent Non-Executive Director, with certain additional responsibilities, including:

- Providing a sounding board for the Chair and serving as an intermediary for the other Directors when necessary.
- Being available to the shareholder if it has concerns which contact through the normal channels of Chair, CEO or other executive has failed to resolve or for which such contact is inappropriate.
- Providing confidential feedback to the Chair on her performance following any assessment exercise.

No one individual has unfettered powers of decision-making. All Directors have access to the advice and services of the Company Secretary, who is responsible for advising the Board on all governance matters. Both the appointment and removal of the Company Secretary is a matter for the Board as a whole.

Composition

The Board comprises the Chair, three other independent Non-Executive Directors, three Group Non-Executive Directors appointed to represent the shareholder's interests and three Executive Directors.



Directors' Report (continued)

As a wholly-owned subsidiary company, the Board recognises the importance of ensuring that there is appropriate representation of the Company's shareholder on the Board, and maintaining a majority of Non-Executive Directors on the Board. This also supports the Company in meeting the Code provisions on regular engagement by the Chair and independent Non-Executive Directors (in particular the chairs of sub-committees of the Board) with shareholder representatives.

The Board is committed to diversity at all levels of the organisation, including on the Board itself. The Board recognises and embraces the benefits of having a diverse Board, and sees increasing diversity at Board level as an essential element of good corporate governance. A truly diverse Board will include and make good use of differences in, amongst other things, the skills, social and cultural background, race, gender and other distinctions between Directors. These differences will be considered in determining the optimum composition of the Board and when possible should be balanced appropriately. All Board appointments are made on merit, in the context of the skills, experience, independence and knowledge which the Board as a whole requires to be effective.

The Nomination Committee reviews and assesses the Board's composition and recommends the appointment of new Directors. In reviewing Board composition, the Nomination Committee will consider the benefits of all aspects of diversity including, but not limited to, those described above, in order to enable it to discharge its duties and responsibilities effectively in identifying suitable candidates for appointment to the Board.

The table below sets out the diversity of the Board.

Name	Gender	Nationality
Eileen Taylor (Chair)	Female	British, American
Beatrice Devillon-Cohen (Senior Independent Non-Executive Director)	Female	British, French
Angela Crawford-Ingle (Independent Non-Executive Director)	Female	British
Chris Marks	Male	British
Masashi Kanematsu (Group Non-Executive Director)	Male	Japanese
Masahiro Kuwahara (Group Non-Executive Director)	Male	Japanese
Hidefumi Yamamura (Group Non-Executive Director)	Male	Japanese
Christopher Kyle (CEO)	Male	British
Tony Syson (CFO)	Male	British
Nicola Wickes (CRO)	Female	British, Irish

The Board's policy is to appoint and retain Non-Executive Directors who can apply their wider knowledge and experience, and to review and refresh regularly the skills and experience the Board requires. The Board is satisfied that each Non-Executive Director is able to devote sufficient time to the role in order to discharge their duties effectively.

Board and committee effectiveness

The Board conducts an annual evaluation of its effectiveness and seeks an external evaluation every three years, which is deemed to be best practice, based on the requirements set out in the Code. An external evaluation was conducted in 2023 by Independent Audit to review and assess, among other things, the quantity and quality of discussions, the management of meetings and the decision-making process. The external evaluation made a number of recommendations to enhance the Board's effectiveness. The Chair, supported by the Company Secretary, is responsible for tracking the outcomes and follow-up actions of this review.

Approved by order of the Board of Directors and signed on their behalf by:

Tony Syson
Chief Financial Officer
25 Ropemaker Street
London
EC2Y 9AJ
17th March 2025



Statement of Directors' Responsibilities in Respect of the Strategic Report, Directors' Report and the Financial Statements

The Directors are responsible for preparing the Annual report and Financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have elected to prepare the financial statements in accordance with United Kingdom adopted International Financial Reporting Standards. The financial statements also comply with the International Financial Reporting Standards (IFRSs) as issued by the IASB.

Under company law the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing these financial statements, International Accounting Standard 1 requires that Directors:

- properly select and apply accounting policies
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information
- provide additional disclosures when compliance with the specific requirements in the financial reporting framework are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance, and
- make an assessment of the Company's ability to continue as a going concern.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company's transactions and disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Approved by order of the Board of Directors and signed on their behalf by:

By order of the Board

Tony Syson
Chief Financial Officer
25 Ropemaker Street
London
EC2Y 9AJ
17th March 2025



Business and Risk Management Policies

Risk Management Framework

The Company maintains positions in financial instruments as an integral part of daily market activities. These positions are held as part of portfolios that are maintained and monitored by instrument or risk type. The risk appetite is set by the Board and individual trading areas are allocated risk limits based on a wide range of market factors and are required to maintain portfolios within those limits. As such they are responsible for maintaining hedges in the portfolios.

A more detailed explanation of risk management framework and oversight is given below.

Committees and Corporate Structure

1. Board

Responsibility for the oversight of risk management resides with the Board, with support from the Board Risk Committee ('BRC'). In this context the Board is responsible for reviewing internal controls and the process for managing risks. As part of the Company's business strategy, the Board considers the risks to which the Company is exposed, and specifies an appetite and management strategy for each of these risks. The primary financial, operational and reputational risks are defined and discussed in further detail in the following sections.

The Board is accountable for approving the risk management framework for the Company, but has delegated responsibility to the BRC to approve this framework on their behalf.

2. Board Risk Committee

The objective of the BRC is to exercise oversight on behalf of the Board of the key risks of the Company and review and make recommendations to the Board on the Company's risk appetite and risk strategy.

The BRC is also responsible for the Company's risk management framework which describes the holistic approach to the Company's risk management systems of control over the business. It describes the risk management responsibilities and delegated authority of the Board to its underlying committees, departments and significant individuals.

As at 31 December 2024, the BRC was comprised of the Independent Non-Executive Directors, including the Chair of the Board. The BRC is supported by the regular attendance of the Chief Executive Officer ('CEO'), Chief Risk Officer ('CRO'), and Chief Finance Officer ('CFO'), who is the primary contributor of capital and liquidity metrics.

3. Risk structure and other committees

Day-to-day risk management is the responsibility of all employees of the Company. Accountability for second line risk management, with the exception of capital, compliance and conduct risk, resides with the CRO, who reports directly to the CEO and the BRC. Market, credit, operational, reputational, strategic and model risk are overseen by the EMEA Risk Management Committee ('ERMC') supported by its underlying sub-committees.

Valuation risk is overseen by the Traded Products Valuation Committee ('TPVC'), which is chaired by the CFO. Liquidity and capital risk are overseen by the Asset and Liability Committee ('ALCO'), which is chaired by the CFO. Compliance, conduct and legal risk are overseen by the Regional Compliance Committee ('RCC'). Second line risk management of compliance risk and conduct risk resides with the Chief Compliance Officer ('CCO'), who reports directly to the CEO. Each of these executive sub-committees report to the EMEA Executive Committee, which reports directly to the Board. In addition, the ERMC reports to the BRC, via the CRO.

The Company's risk committee structure as at 31 December 2024 is illustrated below:



Board and Executive Committees
Board
Board Risk Committee
Remuneration Committee
Nomination Committee
Audit Committee
Via Executives
Remuneration Allocation and Risk Adjustment Committee*
EMEA Executive Controls Committee*
EMEA Executive Committee*
EMEA Management Committee*
EMEA Front Office Committee*
Reporting Committees
EMEA Risk Management Committee*
Traded Products Valuation Committee
Asset & Liability Committee
International Front Office Risk & Control Supervisory Committee
Regional Compliance Committee*
International Portfolio Committee
Algorithmic Trading Oversight Committee*
Distribution & Underwriting Commitment Committee in EMEA*
Culture Committee*
Sustainability Committee*
Senior Management
Chief Risk Officer
Chief Compliance Officer / Money Laundering Reporting Officer
Chief Finance Officer
Chief Executive Officer
Head of Internal Audit

(1) *Covers MUS(EMEA) and MUFG Bank London Branch



Business and Risk Management (continued)

Three Lines of Defence

To create a robust control environment to manage risks, the Company uses an activity based three lines of defence model to assign roles and responsibilities relating to one of the three lines, depending on the activities they are conducting. This model assigns responsibility and accountability for risk management and the control environment.

The three lines of defence are summarised below:

- The first line of defence ('1LoD') owns the risks and is responsible for identifying, assessing, and managing risks (including remediation) in line with risk appetite; adhering to policies and standards set by the second line of defence ('2LoD') and meeting requirements of all in scope processes and procedures including reporting and governance; communicating changes that may impact the Company's risk profile to the 2LoD
- The second line of defence is responsible and accountable for developing and maintaining the risk management framework and its associated policies, procedures and guidance; developing and maintaining other risk-related policies, procedures and guidance (e.g. Financial Crime, IT, Legal etc.) that guide and affect the management of risks; providing advice, oversight and challenge
- The third line of defence is responsible and accountable for providing independent and objective assurance of the effectiveness of governance, risk management and internal control practices in the 1LoD and 2LoD.

Risk Appetite

Central to the Company's risk management is a clear risk appetite, consistent with its business profile and plans, as well as a strong and independent review and challenge structure. This facilitates optimisation of risk/return and assists Senior Management to effectively control and coordinate risk taking across the business. The Company's risk appetite is specified by the Board through a number of metrics including capital, liquidity, earnings volatility, market, credit and non-financial risks. It is reviewed at regular meetings of the Board and recalibrated annually as part of the Company's budget and planning process. The risk appetite is cascaded through the Company via the allocation of risk limits to front office departments and individual traders.

Risk limits impose an upper constraint on the level of exposure to a particular factor or a combination of factors. Risk limits are imposed to express the Board and Senior Management's appetite for certain risk types and to facilitate prudent allocation of such risk appetite to individual risk takers or group of risk takers, taking client needs and revenue targets into consideration. These are set at the Company, business unit, department, and trader level and risk limits are monitored daily. Other risk appetite metrics and Key Risk Indicators ('KRIs') are calculated less frequently than daily – either monthly or quarterly.

The establishment of the risk appetite is largely a top down process and is supplemented and reinforced by a bottom up approach to risk identification, the results of which are maintained in the Company's risk register.

The Company establishes and is subject to risk management policies. These policies formalise the behaviours and standards expected in support of the risk culture. Policies are established across each primary risk type to formalise the processes by which business activities should fall within the appetite for each risk. Additionally, risk policies are established to ensure quality of risk measurement, risk monitoring, and appropriate avenues for escalation to occur.

The Company has established formal processes governing new activities (i.e. new business, complex transactions and new product mandates), which support the identification of any additional risk to the Company and ensure that the risks related to the proposal are within the risk appetite of the Company and has the support of the Company's risk management and control functions.

Capital Adequacy

The Company monitors its capital adequacy on an ongoing basis and conducts a formal annual Internal Capital Adequacy Assessment Process ('ICAAP') in which it assesses its risks, controls and capital.

The Board is involved in all the key elements of the ICAAP and approves the business and capital plans, Risk Appetite Statement and oversees the preparation of the ICAAP document. The ICAAP process is closely aligned with the strategy setting and business planning process as well as the process for identification, measurement and control of those risks.

Stress testing is used to assess the impact of severe but plausible financial stresses on either individual or multiple risk factors and to determine appropriate capital buffers. The Company manages its risk and capital resources with the objective of maintaining a regulatory ratio comfortably in excess of the minimum capital resources required by the regulators.

Stress Testing

The Company has a stress testing framework, which is reviewed by the BRC on an annual basis, that includes scenario stress testing (comprising macroeconomic and event stress testing based upon forward looking, historical and reverse stress testing), as well as single risk factor stress tests (which are designed to identify and quantify risk concentrations to particular risk factors). Results of stress testing are calculated at the Company level and also by department and business line, and reported regularly to Senior Management.

Risk Management by Risk Type

Market Risk

Market risk is the risk of losses from movements in market prices in the trading portfolio. The Company uses a variety of risk measures to quantify and control this risk, with the overall objective of ensuring that potential losses arising from market risk remain within the appetite set by the Board:



Business and Risk Management (continued)

Market Risk (continued)

- Value at Risk ('VaR'), Stressed Value at Risk ('SVaR'), and Incremental Risk Charge ('IRC') measures provide aggregate indicators of potential losses, subject to stated confidence levels and holding periods
- Risk factor sensitivities measure the impact of moves in each risk factor, allowing concentrations of risk to be identified and controlled
- Stress testing is used to monitor and control the exposure of the portfolio to extreme moves in market rates and prices. A range of stress tests is run, covering exposures to relevant market factors and scenarios in various market conditions
- Stop loss and drawdown limits monitor actual losses at the Company, business unit, department, and trader level.
- Interest Rated Risk in the banking book (IRRBB) is measured with the prescribed PRA Stress scenarios.

Day–to-day responsibility for the management of market risk resides with the front office departments and responsibility for second line review, challenge and oversight is with the Market Risk Management department. The Risk Analytics Group is responsible for the design of new market risk management models. Daily market risk reports are prepared for senior management and front office departments using the Company's in house and vendor systems.

The Company makes use of a range of internal models for the quantification of market risk.

VaR Modelling
The VaR of a trading book is an estimate of the potential loss on risk positions as a result of movements in market rates and prices over a specific time horizon and to a given confidence level.

The Company uses VaR methodologies to monitor the price risks arising from different trading books across portfolios. This is measured based on a 1 day holding period using confidence levels of 99% and 95% for regulatory and internal VaR respectively.

Actual profit and loss outcomes are also monitored to test the validity of the assumptions made in the calculation of VaR. The VaR outputs are based on a full revaluation historical simulation model and a 2 year and 1 year data window for regulatory and internal VaR respectively.

The Company additionally calculates SVaR using an appropriately stressed 1 year lookback period as required by regulatory rules.

VaR Backtesting
The Company carries out a daily comparison of end of day VaR measures to the 1 day change of the portfolio's value on the day the profit and loss figures are produced. In 2024 the number of occasions on which actual trading book outcomes exceeded the previous day's VaR was within the acceptable tolerances of the model. In addition to the VaR back testing at the aggregate Company level, the Company conducts back testing on a number of sub-portfolios across the different business units.

Stressed VaR ('SVaR')
The Company calculates SVaR based on inputs calibrated to historical data from a continuous 1 year period of significant financial stress relevant to the Company's portfolio.

Risks Not In VaR
The Company calculates additional capital under its Risks Not in VaR framework for certain risk factors that are not fully captured in VaR.

Incremental Risk Charge ('IRC')
The Company calculates IRC which captures risk from the default and rating migration of non-securitised credit exposures in the trading book. The IRC is calculated daily and is included in regulatory capital calculations. IRC is calculated using a Monte Carlo model of portfolio rating migration and default. Risk is measured over a 1 year horizon to a confidence level of 99.9% and is calculated on current positions assuming that risk will be at similar levels throughout the year.

VaR considered in isolation has limitations which are listed below in further detail. The Company also uses a wide range of other risk limits, for example stop-loss limits, risk factor sensitivity limits or stress limits, to manage its exposures.

The Company's VaR has the following limitations:

- Calculations are based on historical data which may not be the best estimate of risk factor changes that occur in future
- In transforming historical data into future scenarios, the Company makes assumptions that may not be the best estimate of how changes will occur in the future
- Focusing on the maximum loss that is expected to be incurred 99% (or 95%) of the time says little about the smaller losses that are expected to be incurred more frequently, or the larger losses in excess of VaR that are expected to be incurred 1% (or 5%) of the time
- VaR is generally based on calculations performed at the end of each business day. The end-of-day figure may not be representative of the figure at other times of the day.

The following table shows internal VaR figures for 2024. The breakdown in terms of different risk factors is as described below. The 'Close' column shows the VaR at the year-end date. The 'Average' column shows the average VaR measurement from each trading day in the year and the 'Maximum' and 'Minimum' columns show the highest and lowest VaR value in the year respectively. 'Diversification benefit' is the difference between the simple sum of the VaRs for each risk factor, and the Company's overall VaR, which is based on the simultaneous modelling of all risk factors.



Business and Risk Management (continued)

Market Risk (continued)

95% VaR 2024	Close £'m	Average £'m	Maximum £'m	Minimum £'m
Interest Rate Curve Risk	1.56	0.89	1.77	0.30
Interest Rate Vega Risk	0.46	0.65	1.08	0.35
Asset Spread Risk	0.29	0.42	0.72	0.26
Currency Risk	0.17	0.10	0.26	0.01
Equity Price Risk	0.07	0.05	1.03	0.00
Equity Vega Risk	0.07	0.10	0.42	0.02
Inflation Risk	0.06	0.15	0.44	0.06
Basis Risk	1.57	0.56	1.62	0.27
Diversification Benefit	-2.87	n/a	n/a	n/a
Total VaR	**1.38**	**1.26**	**1.98**	**0.69**

95% VaR 2023	Close £'m	Average £'m	Maximum £'m	Minimum £'m
Interest Rate Curve Risk	0.7	1.0	2.7	0.3
Interest Rate Vega Risk	1.0	1.3	2.9	0.7
Asset Spread Risk	0.7	0.8	1.1	0.3
Currency Risk	0.1	0.4	1.3	0.1
Equity Price Risk	0.2	0.2	1.1	0.0
Equity Vega Risk	0.1	0.4	1.4	0.1
Inflation Risk	0.2	0.3	0.8	0.1
Basis Risk	0.7	0.8	1.5	0.4
Diversification Benefit	-2.2	n/a	n/a	n/a
Total VaR	**1.5**	**1.9**	**3.0**	**1.2**

Interest Rate Curve Risk
The risk of losses arising from changes in market interest rates.

Interest Rate Vega Risk
The risk of losses arising from change in implied interest rate volatility.

Asset Spread Risk
The risk of losses due to the market price of bonds and credit derivatives attributable to changes in such factors as perceived credit quality or liquidity, as distinct from price changes attributable solely to market interest rates.

Currency Risk
The risk of losses arising from changes in market FX rates and changes in implied FX volatility.

Equity Price Risk
The risk of losses due to price movements in the equity market.

Equity Vega Risk
The risk of losses arising from change in implied equity volatility.

Inflation Risk
The risk of losses arising from the changes in the market prices of inflation derivatives, or from price changes in inflation-linked securities attributable to inflation.

Basis Risk
The risk of losses arising from changes in market prices for cross currency basis, tenor basis, and other basis swaps in the interest rate market.



Business and Risk Management (continued)

Credit Risk

Credit risk is the risk of loss resulting from client, issuer or counterparty default and arises on credit exposure in all forms, including settlement risk.

The Company manages its credit risk in accordance with policies originated and approved within the Company and endorsed by its parent company. Counterparty exposure is managed through a process of credit risk assessment, limit setting, exposure monitoring and exception reporting.

The Company assesses the default probabilities of individual counterparties by using a rating methodology incorporating external ratings, the market price of credit risk and internal fundamental analysis.

Day–to-day responsibility for the management of credit risk resides with the front office departments and responsibility for second line review, challenge and oversight is with the Credit Risk Management department, which is within the Risk department. The Risk Analytics Group which is responsible for the design of credit risk management models. Daily credit risk reports are prepared for Senior Management and front office departments using the Company's in house and vendor systems with on-going deliveries of enhancements to prevailing risk methodologies/reporting to ensure that the Company adheres to the changing general regulatory guidelines/recommendations. The objective of Credit Risk Management is to:

- Identify, quantify, monitor and control credit risk exposure
- Provide sufficient, timely and relevant data of credit risk exposure by counterparty across all product classes and against each respective approved credit limit
- Maintain static data for all counterparties
- Produce timely credit risk reports as appropriate
- Mitigate credit risk by mandating collateral requirements and or credit mitigants in the contractual terms in accordance with the Company's Collateral Policy. The Company's collateral management framework includes daily reporting of collateral balances, collateral disputes or differences (if any) and escalation procedures.
- Provide credit portfolio monitoring and analysis.

Credit Risk is monitored constantly and Credit exposure is reported daily. On a monthly basis, Credit Risk Management reports the Company's total credit risk exposure to the EMEA Credit Risk Committee ('ECRC'), which is a sub-committee of the ERMC. Monthly reporting includes a review of large exposures, exposures to lower rated issuers and counterparties, and exposure to higher risk industry and country sectors. The ECRC escalates material matters to the ERMC. The ERMC is also the forum where credit policies are reviewed and finally approved. In addition to the ERMC, a summary of the Company's credit risk exposure is also reported to each EMEA Executive Committee and BRC meeting.

Credit exposure is normally measured on a net basis i.e. by taking account of received collateral and aggregating trades with both positive and negative values provided that a legally enforceable master netting agreement has been executed that permits close-out netting. To mitigate derivative counterparty credit risk, the Company has Credit Support Annexes and Uncleared Margin Rules ('UMR') as required in place with the majority of its counterparties (this includes the exchange of initial margin with certain non-centrally cleared, over-the-counter derivatives counterparties for in-scope products) and guarantee arrangements in place with members of the MUFG Group.

Appropriate settlement limits have been established with counterparties which are recorded in the Company's risk limit/exposure systems, are readily available to the front office and are monitored on a daily basis for limit adherence. As part of the credit review process, each counterparty is normally assessed and measured for wrong way risk. If material wrong way risk is identified the collateral/underlying asset is deemed ineligible for regulatory risk calculations and risk is measured on an uncollateralised basis. The Company undertakes daily and monthly monitoring of the Company's wrong way risk positions.

An analysis of the Company's credit exposures is included in Note 34.

Credit Concentration Risk

Credit concentration risk is the risk arising from an uneven distribution of exposures, through single name, sector or geographical concentration. The Company continues to augment its concentration risk analysis and reporting with periodic delivery of enhancements to existing processes to strengthen the identification and reporting to ensure that the Company remains in line with changing general regulatory guidelines/recommendations. The Company analyses the credit concentrations through its daily credit exposure reports. The Company's exposures are concentrated on Government bonds, the financial sector and exposures to Japanese markets and counterparties.

Liquidity Risk

Liquidity risk is the risk that the firm's financial condition or overall safety and soundness is adversely affected by an inability or perceived inability to meet its contractual or contingent obligations without incurring significant expense.

<u>Oversight</u>
The ultimate responsibility for liquidity risk management sits with the Board who sets the Company's liquidity risk appetite, which expresses the level of risk the Company chooses to take in pursuit of its strategic objectives. The Board mandate to the Executive Committee in respect of liquidity risk includes specification of liquidity stress testing, approval of business line unsecured funding limits, transfer pricing rates/policy and the contingency funding plan.

The Executive Committee has determined the powers and discretions delegated to the ALCO which meets monthly or on an ad-hoc basis (as appropriate) to:



Business and Risk Management (continued)

Liquidity Risk (continued)

- Review and define the funding and liquidity risk policy
- Monitor the Company's liquidity risk profile and review compliance with the Board approved liquidity risk appetite
- Oversee and review stress testing
- Measure, monitor and mitigate liquidity risk exposures for the Company
- Ensure that appropriate business incentives are maintained that reflect the cost and availability of liquidity through the Company's Fund Transfer Pricing ('FTP') process and unsecured funding limit allocation process
- Review critical liquidity risk factors and prioritise issues arising
- Determine the Company's funding plans and funding diversification strategy in light of business projections and objectives.

The Company uses a variety of quantitative and qualitative measures to monitor the adequacy of the Company's liquidity resources and to ensure an integrated approach to liquidity risk management. This framework incorporates a range of tools described below:

Internal Stress Testing
The Company's primary liquidity stress testing tool is the Maximum Cumulative Outflow model, which is designed to capture all material drivers of liquidity risk (both on and off-balance sheet) under separately defined stress scenarios, and to determine the size of liquidity resources needed to navigate the particular stress event. The model has been developed as a synthesis of market practice, regulatory requirements and past experience in stressed market conditions. The scenarios modelled are categorised as baseline (reflective of normal business conditions), systemic (refers to a market-wide liquidity event) and combined (analogous of a combined market and Company specific stress event). Stress testing is conducted daily on both an aggregated currency basis and by material individual currency.

Funds Transfer Pricing
The Company seeks to align its liquidity risk appetite with the strategic objectives of the business through regulating the demand for liquidity and allocating the cost of liquidity on the basis of unsecured funding usage and underlying liquidity requirements. The ALCO is responsible for the FTP framework, and Treasury is responsible for the day to day application of the framework. The cost of funding is allocated to businesses on the basis of the funding requirements to finance current inventory positions and ongoing business activities. The cost of liquidity reserved to cover contingent liquidity outflows is also allocated to the business on the basis of those activities driving the Liquid Asset Buffer requirement – this includes liquidity reserved to cover regulatory liquidity requirements.

Funding Plan
The balance sheet projection process balances aggregate business line requests for unsecured funding against Treasury's assessment of the projected balance sheet, funding requirements and capacity for the Company to raise unsecured financing. The ALCO will review and approve funding plans including allocation of funding limits to business lines. This ensures that business activities do not impose an uncertain strain on the Company's ability to source adequate liquidity in normal business conditions, and allows Treasury to plan and sustain appropriate levels of liquidity in anticipation of business line funding usage. As part of funding liquidity risk monitoring, Treasury looks at the short- and long-term currency mismatch horizons in accordance with the Board's guideline.

Liquid Asset Buffer
The Company holds its liquidity portfolio in a stock of high-quality government bonds and bonds issued by multilateral development banks, local government and agency issuers, as well as central bank deposits (where applicable). The size of the liquidity buffer is calibrated using both the Company's internal stress testing framework and applicable regulatory requirements. The liquidity portfolio is held on an unencumbered basis without restrictions on rehypothecation and with full Company legal ownership. The investment criteria for the liquidity portfolio are approved by the ALCO with risk limits imposed and monitored by Market Risk Management.

Contingency Funding Plan
The Contingency Funding Plan ('CFP') allows senior management to identify internal and external triggers indicative of a stress event, and initiate the most effective response for stabilising and mitigating liquidity risk exposures through clear operational plans, clearly defined decision-making responsibilities and effective communication with both internal and external stakeholders. The CFP also specifies the means through which additional funding should be sourced during a period of heightened liquidity concern, as well as the process by which the Company deactivates the CFP at an appropriate time.

The Company also maintains detailed recovery plans which consider actions to facilitate recovery or an orderly resolution from a severe stress. CFP actions form part of the firm's wider recovery actions.

Liquidity Stage Assessment
The principal assessment framework within the Funding Liquidity Risk Management Policy is the liquidity stage assessment. This is a formal assessment of the external environment affecting the Company and other companies within the MUSHD Group.

The liquidity stage is determined by an evaluation of the availability of funding and is monitored through a combination of Warning Indicators, the Company's internal stress testing and compliance with regulatory liquidity requirements. Elevation of the liquidity stage is specifically linked to activation of the CFP, which provides a range of mitigating actions to be taken. Such actions are taken following consideration of any relevant market, economic or client impact. In the event the liquidity stage is elevated, formal approval is required from the CEO and CFO in consultation with the CRO, who will in turn escalate and sanction actions as appropriate. Monitoring of the liquidity stage is conducted at Company and MUSHD level on an on-going basis. Any elevation of liquidity stage risk at the MUSHD level is deemed to represent a worsening of conditions that would impact the Company too. The Funding Liquidity Risk Policy identifies general contingency actions to be taken by departments at each stage.

Asset Encumbrance
Asset encumbrance arises from collateral pledged against secured funding and other collateralised obligations. Due to the nature of its business the Company funds a portion of debt securities via repurchase agreements and other similar secured borrowing.



Business and Risk Management (continued)

Liquidity Risk (continued)

Additionally, debt securities and cash are provided to meet initial and variation margin requirements from central clearing counterparts and margin requirements arising from derivative and repurchase agreements.

The Company monitors the mix of secured and unsecured funding sources and seeks to efficiently utilise collateral to raise secured funding and meet other collateralised obligations.

Regulation

The Company assesses liquidity adequacy as part of the annual Internal Liquidity Adequacy Assessment Process that it submits to the PRA. The Company's compliance with prevailing regulatory liquidity requirements including the Liquidity Coverage Ratio and the Net Stable Funding Ratio are complemented by the internal stress testing framework. The Company manages its liquidity prudently, holding its Liquid Asset Buffer well in excess of the regulatory requirement.

Capital Risk

Capital risk is the risk that the Company has insufficient capital resources to meet the capital requirements that are incurred through execution of the business plan.

The Company aims to manage and control its exposure to Capital Risk through its policies and procedures with the objectives of:

- Holding sufficient capital resources to support the risks in which the Company engages
- Identifying an appropriate capital plan to ensure that this objective is maintained over the three-year business plan horizon
- Managing the relative proportions of the constituent parts of capital resources such that the Company meets these objectives in an efficient manner.

The ALCO has primary responsibility for overseeing the Company's capital management. The Company measures key capital sensitivities and analysis of drivers of change in capital adequacy which are regularly reported in the ALCO. The capital position is also reported to the ERMC regularly.

The Company assesses capital risk against minimum regulatory requirements of Risk Weighted Asset ('RWA') and leverage exposure and internal targets at Company level, supported by assessments of capital requirements at business level against internal targets. Capital risk reports are circulated to senior management daily and are discussed at Board and an Executive-level Committees level.

The Company determines and maintains a capital planning buffer to reduce the risk of having to raise capital or reduce business at short notice. The Company's objective is to manage capital to withstand severe but plausible stresses without the need to significantly alter the business. This capital planning buffer is determined on the basis of appropriate stresses to the Company's business.

Leverage Ratio

The Company assesses the leverage ratio to mitigate the risk of excessive leverage. The Company performs regular analysis of the leverage ratio to understand drivers and sensitivities. The Company's leverage ratio exposure measure is mainly driven by securities financing transactions, derivatives and inventory which includes mainly trading securities and available-for-sale securities. In addition, Tier 1 capital resources and any applicable deductions impact on the leverage ratio. Leverage ratio is reported to the ALCO, BRC and Board.

Per the PS21/21 "The UK leverage ratio framework" issued by the PRA in October 2021, the Company is subject to the binding regulatory minimum leverage ratio requirement of 3.25% plus a countercyclical leverage ratio buffer rate of 35% of the firm's countercyclical capital buffer ('CCyB') rate. The leverage ratio binding requirement has been applied since 1 January 2023.

ALCO monitors the leverage ratio to ensure the Company meets the minimum regulatory requirements. In addition, balance sheet limits are in place for key exposure types which mitigate significant increase in leverage ratio exposure measure.

Model Risk

Model risk is the potential for loss arising from decisions based on incorrect or misused model outputs and reports.

The Company manages the model risk of pricing and risk models by having a segregation of duties between model development and validation of the model. There are governance sub-committees and working groups that oversee the models used by the Company. In the case of risk models, the Model Oversight Committee ('MOC'), which reports to the ERMC, is responsible for reviewing the output of ongoing validation and for model performance. The TPVC oversees the use of pricing models. The independent validation of risk and pricing models is performed by the Model Risk Management function which is part of the Company's Enterprise Risk Management department and has membership on the MOC and the TPVC.

Operational Risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The Company manages and controls its exposure to operational risk through its policies and procedures, which are designed to ensure that it:



Business and Risk Management (continued)

Operational Risk (continued)

- Mitigates the risk of exposure to fraud
- Processes transactions correctly, accurately and on a timely basis
- Protects the integrity and availability of information processing facilities, infrastructure and data
- Maintains the confidentiality of its client information
- Employs appropriate numbers of skilled staff and complies with relevant employment laws and regulations
- Establishes workplace environments that are safe for both employees and visitors
- Reduces both the likelihood of an incident occurring and the impact should an incident occur.

The Company employs The Standardised Approach ('TSA') for calculating its Pillar 1 Operational Risk Capital Requirement. The Company is committed to adopting leading industry practices for managing and measuring operational risk, and has also developed a primarily scenario-based capital model to determine whether it should hold any additional capital for operational risk.

In order to facilitate the management of operational risk, the Company breaks down its Risk Taxonomy using the Basel II categories:

1. Execution, delivery and process management
2. Clients, products and business practices
3. Internal fraud risks
4. External fraud risks
5. Employment practices and workplace safety
6. Business disruption and systems failures
7. Damage to physical assets.

Operational Risk Management Framework

The Operational Risk Management Framework is defined within the Company's policies and detailed procedures, and comprises of the following key elements:

Governance
- Governance: The Operational Risk Governance Structure outlines the committees and meetings through which key risk and control concerns and events are escalated, risk management action is driven and risk management decisions are made.
- Risk Appetite: The Company has defined its Operational Risk Appetite in both quantitative and qualitative terms, reflecting both the financial and non-financial impacts that can arise from operational risk.

Risk Identification
- Internal Operational Risk Events: The Company systematically collects details of both operational risk losses (or gains) above a certain threshold and details of events, even if they have not led to losses (or gains) e.g. near misses, and root cause analysis where applicable.
- Key Risk & Control Indicators: The Company uses metrics to monitor its operational risk profile and to alert management when risk levels exceed acceptable ranges.
- External Operational Risk Events: Business and support departments use information obtained from external events to assess their own risk profile, understand "lessons learned" and evaluate and adapt their current control environment from events which have impacted similar firms' business processes.

Risk Assessment
- Risk and Control Self-Assessments ('RCSA'): Departments within the Company assess the operational risks they face, and the effectiveness of their controls at mitigating those key operational risks, relative to the Company's appetite.
- Scenario Analysis: The Company uses scenario analysis to assess the risks of extreme but plausible events.
- Key Control Attestations: Managers attest to the adequacy of their control environment twice a year.

Risk Remediation
- Self-Identified Issues ('SII'): Departments identify, record and manage the remediation of deficiencies and/or weaknesses in their risk and control environments.
- Remedial Actions: Progress in completing remedial actions is tracked and reported.
- Insurance Policies: As part of its risk management approach, the Company uses insurance to mitigate the impact of some operational risks.

Risk Review and Reporting
- Reporting: The Operational Risk department and management use reports to understand, monitor, manage and control operational risks.
- Training: Staff are required to undertake mandatory on-line operational risk awareness training annually.

Day–to-day responsibility and accountability for the identification, assessment and management of operational risk resides with all Business Units and Support Functions; the Operational Risk Management department are responsible and accountable for developing and maintaining the Operational Risk Management Framework ('ORMF'); and providing second line review, challenge and oversight. Issues of significance are escalated to the EMEA Operational Risk and Controls Committee ('EORCC'), which reports to the ERMC and meets on a monthly basis.

Fraud Risk
The Fraud Risk team in the Operational Risk Management Department own the EMEA Fraud Risk Policy and the EMEA Fraud Risk Framework and are responsible for second line oversight and challenge to ensure these are complied with by the first line risk and control owners. The policy and framework cover both Internal and External Fraud risk.

The policy & framework continue to embed across the Company.



Business and Risk Management (continued)

Operational Risk (continued)

The Fraud Risk team support the first line risk and control owners by overseeing and challenging the fraud risk and control landscape, ensuring that there are adequate anti-fraud controls implemented, Fraud Risk key indicators are defined and monitored and the team deliver fraud training and awareness sessions to both MUFG employees and MUFG clients. The fraud escalation and reporting process along with the trade surveillance controls continue to facilitate timely reporting of incidents and identification of unusual transactions. In addition, there is an ongoing programme of work to maintain fraud risk awareness and control.

Technology Risk
The Company has a dedicated Risk and Control function in the first line with responsibility for Technology Risk. Areas of focus include the top risks of IT Disruption, IT Resilience and Service Management, this includes network stability; access management; data backups; patching; user awareness training; monitoring and reporting of IT Incidents. It also delivers testing and mitigation activities to identify any potential vulnerabilities or improvements in the infrastructure platforms and business applications. The Company has an ongoing programme of work for continuous control improvement, which includes processes that have been uplifted due to Digital Operational Resilience Act (DORA) requirements.

The Technology and Cyber team in the Operational Risk Management Department is responsible for second line oversight and challenge, this covers the creation and management of the SII and Key Indicators review, approving the RCSAs and monitoring the recording of Events against the ORM Framework. Any technology incidents causing business disruption is escalated to the Operational Resilience team who convenes the Crisis Management team, manages communications with key business stakeholders and end users as necessary. The team are also part of the Crisis Incident Response team, providing risk subject matter expert ('SME') expertise. Technology risk management information ('MI') is presented to the EORCC and any material matters are escalated to the ERMC.

Cyber Risk
The Technology Cyber team within the first line has responsibility for the protection of the Company's environment against external threat and security of the Company's data. Areas of focus include threats related to: network security; malware and firewall threats; access management; security patching; user awareness training; monitoring and reporting service and security events. It also delivers testing and mitigation activities to identify any potential security vulnerabilities in the infrastructure platforms and business applications. The Company has an ongoing programme of work that continually invests in improving controls to manage the cyber threat/risk, which includes processes that have been uplifted due to DORA requirements.

The Technology and Cyber Risk team in the Operational Risk Management Department is responsible for second line oversight and challenge for Cyber. This includes participation in scenarios and desktop exercises to test the perimeter security. The team also reviews external events to understand threats to the MUFG infrastructure and then follow up on and challenge lessons learnt. Any cyber incidents causing business disruption is escalated to the Operational Resilience team who convenes the Crisis Management team, manages communications with key business stakeholders and end users as necessary. The team are also part of the Cyber Crisis Incident Response team, providing risk SME expertise. MI is presented to the EORCC and any material matters are escalated to the ERMC.

Third Party Risk Management ('TPRM')
The Company has a control framework for Outsourcing Oversight and TPRM which has been enhanced during 2023 & 2024 to meet regulatory requirements (including DORA) with the ORM department providing second line oversight and challenge. Whilst the new framework has been defined and agreed the TPRM team is now focusing on framework embedment across the different third-party arrangements.

The key components of the framework enhanced include a revised materiality assessment and a monthly oversight Committee with defined Terms of Reference. The areas of focus for 2025 include remaining legacy remediation work relating to third party suppliers' materiality and contractual review, further awareness/socialisation of Service Manager's responsibilities and full deployment of latest regulatory requirements.

Strategic Risk

Strategic risk is the risk to current or projected financial condition and resilience arising from adverse strategy design decisions, poor strategic execution, or lack of responsiveness to changes in the banking industry and operating environment. Strategic risks are generally longer-term risks whereas shorter term risks will usually be captured as part of business risk. The Company's primary approach to the management of strategic risk is through its business planning processes which highlight the key dependencies of its strategy, which allows for the assessment of strategic risk at the point that the strategy is devised and agreed. The Company's programme of reverse stress testing is intended to focus on key strategic risks, identifying scenarios that could lead to their realisation as well as contingent actions that could be taken to address their emergence and mitigate the impact of the strategic risk being realised.

The Company's strategic risks also include potential impacts arising from the Company's relationship with its stakeholders and its relationship with MUFG. These risks include but are not limited to ongoing group support, maintenance of satisfactory relationships with key regulators, continued ability to meet core client demands, and the ability to attract and retain high quality staff.

Strategic risk incorporates business risk which is the sensitivity between expected revenues and expected costs. It is a measure of how easily the cost base can be managed in relation to lower than expected revenues. The risk of doing business is categorised as the volatility of the business planning forecast compared to the realised revenue which is dependent on the market environment.

Compliance Risk

Compliance risk, including Financial Crime, is the risk of financial, reputational or other damage to the Company through failing to comply with regulations, rules, guidelines, codes of conduct professional ethics governance and other standards.



Business and Risk Management (continued)

Compliance Risk (continued)

The Company maintains a governance structure designed to ensure appropriate management, oversight and second-line assurance of significant risks and associated mitigants, including, in respect of compliance risk, a Compliance function with

sufficient authority, stature, independence, resources and access to the Board. Accountability for compliance rests with functional units across the Company which own their respective compliance risks. The Compliance function is accountable for several controls and mitigants, including monitoring, testing, advising on regulatory change and compliance matters, and escalation of issues arising. The Company's compliance programme and internal control infrastructures evolve in response to changes in regulation, best practice and the Company's risk profile, including from strategic initiatives and new products.

Conduct Risk

Conduct risk is the risk that the actions of the company have a negative impact on customers, competition in the marketplace or market integrity and reputation. This risk can crystallise for many reasons, including compliance failures, conflicts of interest, poor culture and individual behaviour. It may negatively impact the company's reputation leading to loss of business, and/or regulatory
or criminal sanctions. Accountability for conduct rests with functional units across the Company which own their respective conduct risks.

The Company manages conduct risk through:

- Compliance policies and front office desk procedures
- A risk assessment framework covering conduct risk identification and mitigation, informing the compliance programme
- Measures of Board risk appetite for conduct risk in the context of the Company's strategic objectives and business plan
- A formal compliance monitoring programme which includes assessing the effectiveness of key controls mitigating potential conduct risk exposure
- Production and analysis of conduct risk management information
- Company-wide conduct risk training and awareness programme.

Legal Risk

Legal risk is the risk of financial loss or reputational damage to the firm arising from failure to identify, understand or adequately manage the firm's legislative and regulatory obligations; contractual rights and obligations; non-contractual obligations (such as duties of care); non-contractual rights (such as intellectual property); and legal disputes.

The Company manages legal risk by seeking compliance with all applicable laws and regulations and promoting honesty and integrity by all staff. It seeks to promote prudent business growth and profitability through the rigorous control of legal and regulatory risks in support of the wider objectives of the Company. The Company has an established permanent Legal function that is independent of business activities and has sufficient resources to carry out its role including:

- Identification of the main legal and regulatory risk issues affecting the business, recommending how these will be managed and, where appropriate, elevating residual risks to the relevant front office department, risk management department or the Board and its sub-committees
- Managing legal and regulatory risk through due diligence, review of contracts and transactions including establishing legal enforceability of collateral arrangements for MUS(EMEA) to liquidate or take possession of collateral in a timely manner in the event of the default, insolvency, bankruptcy or other credit event of obligors, negotiation of transaction documentation and the management of all legal and regulatory actions.

Reputational Risk

The risk of loss arising from reputational damage in the event that the business activities deviate substantially from the expectations and confidence of customers, shareholders, investors, society and other wide-ranging stakeholders and any similar risk.. The Company has a Reputational Risk Management policy and controls to mitigate the impact and reduce the likelihood of reputational incidents. The policy includes escalation to the EMEA Reputational Risk Management Committee which oversees the reputational risk profile of the company on behalf of the ERMC.

Such incidents can occur in any type of risk from market through to operational, or from external risks over which the Company has no direct control. The Reputational Risk Management Policy sets out how the risk of reputational events is managed.

IBOR transition

Following the cessation of USD Libor in 2023, Canadian CDOR and Japanese Z-Tibor cessation dates were set at end of June and Dec 2024 respectively. The Company actively monitored our risk exposures to these indices and ensured the transition to other benchmark indices. New pricing and risk models for these indices have also been implemented.

Status of Regulatory Capital Resources

The Company's regulatory capital resources are assessed under the Capital Requirements Regulation and the Capital Requirements Directive IV ('CRDIV'). The Company's capital consists of Tier 1 – share capital, retained earnings and Additional Tier 1 instruments, and Tier 2 – subordinated debt which is fixed term and denominated in Japanese Yen.

The Company manages its risk profile and its capital resources with the objective of maintaining a capital ratio in excess of the Capital Resources Requirement for its risk profile at all times.



Business and Risk Management (continued)

Status of Regulatory Capital Resources (continued)

The management of the Company's capital is carried out under the principle that it should not unexpectedly need to raise new capital or significantly reduce its risk taking in order to meet its capital management objectives.

The Company has fulfilled its capital requirements at all times during the year.

The Company's capital resources, Pillar 1 capital requirements and capital ratios for 2024 and 2023 are shown in the table below:

as at 31 December	2024 £'m	2023 £'m
Common Equity Tier 1 Capital after Deductions	1,480	1,447
Additional Tier 1 Capital after Deductions	464	464
Tier 2 Capital after Deductions	224	245
Total Capital Resources	**2,168**	**2,156**
Credit Risk (including Concentration Risk)	283	369
Market Risk	183	265
Operational Risk	60	64
Total Capital Requirements	**526**	**698**

as at 31 December	2024 %	2023 %
Common Equity Tier 1 Ratio (Common Equity Tier 1/ Risk Weighted Assets)	22.5	16.8
Tier 1 Ratio (Tier 1/ Risk Weighted Assets)	29.6	21.9
Total Capital Ratio (Total Capital/ Risk Weighted Assets)	**33.0**	**24.7**



Independent auditor's report to the members of MUFG Securities EMEA plc

Report on the audit of the financial statements

Opinion

In our opinion the financial statements of MUFG Securities EMEA plc (the 'company'):

- give a true and fair view of the state of the company's affairs as at 31 December 2024 and of its profit for the year then ended;
- have been properly prepared in accordance with United Kingdom adopted international accounting standards and International Financial Reporting Standards (IFRS) Accounting Standards as issued by the International Accounting Standards Board (IASB); and
- have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements which comprise:

- the company income statement;
- the company statement of comprehensive income;
- the company statement of financial position;
- the company statement of changes in equity;
- the company cash flow statement;
- the related notes 1 to 37.

The financial reporting framework that has been applied in their preparation is applicable law and United Kingdom adopted international accounting standards and IFRS Accounting Standards as issued by the IASB.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the auditor's responsibilities for the audit of the financial statements section of our report.

We are independent of the company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the Financial Reporting Council's (the 'FRC's') Ethical Standard, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Conclusions relating to going concern

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

Our evaluation of the directors' assessment of the company's ability to continue to adopt the going concern basis of accounting included our assessment of the company's:

- profitability and forecast profitability over the lookout period;
- financing arrangements, including the nature of facilities, repayment terms and covenants;
- business model and medium-term risks;
- assumptions used in the forecasts and historical accuracy of forecasts prepared by management;
- amount of headroom in the capital and liquidity forecasts; and
- capital and liquidity stress testing.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the company's ability to continue as a going concern for a period of at least twelve months from when the financial statements are authorised for issue.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

Other information

The other information comprises the information included in the annual report, other than the financial statements and our auditor's report thereon. The directors are responsible for the other information contained within the annual report. Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit, or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Responsibilities of directors
As explained more fully in the directors' responsibilities statement, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on the FRC's website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor's report.

Extent to which the audit was considered capable of detecting irregularities, including fraud
Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below.

We considered the nature of the company's industry and its control environment, and reviewed the company's documentation of their policies and procedures relating to fraud and compliance with laws and regulations. We also enquired of management, including the Head of Compliance, Co-Heads of Legal, Chief Risk Office, Chief Executive Office, Chief Financial Officer, Head of Internal Audit and members of the Audit Committee about their own identification and assessment of the risks of irregularities, including those that are specific to the company's business sector.

We obtained an understanding of the legal and regulatory frameworks that the company operates in, and identified the key laws and regulations that:

- had a direct effect on the determination of material amounts and disclosures in the financial statements. These include the UK Companies Act 2006 and tax legislation; and
- do not have a direct effect on the financial statements but compliance with which may be fundamental to the company's ability to operate or to avoid a material penalty. These included the regulation and supervisory requirements of the Prudential Regulation Authority and the Financial Conduct Authority.

We discussed among the audit engagement team, including relevant internal specialists such as tax, valuations and IT specialists, regarding the opportunities and incentives that may exist within the organisation for fraud and how and where fraud might occur in the financial statements.

In common with all audits under ISAs (UK), we are also required to perform specific procedures to respond to the risk of management override. In addressing the risk of fraud through management override of controls, we tested the appropriateness of journal entries and other adjustments; assessed whether the judgements made in making accounting estimates are indicative of a potential bias and evaluated the business rationale of any significant transactions that are unusual or outside the normal course of business.

In addition to the above, our procedures to respond to the risks identified included the following:
- reviewing financial statement disclosures by testing to supporting documentation to assess compliance with provisions of relevant laws and regulations described as having a direct effect on the financial statements;
- performing analytical procedures to identify any unusual or unexpected relationships that may indicate risks of material misstatement due to fraud;
- enquiring of management, Internal Audit, Compliance and in-house Legal Counsel concerning actual and potential litigation and claims, and instances of non-compliance with laws and regulations; and
- reading minutes of meetings of those charged with governance, reviewing Internal Audit reports and reviewing correspondence with HMRC, the PRA and the FCA.

Report on other legal and regulatory requirements

Opinions on other matters prescribed by the Companies Act 2006
In our opinion, based on the work undertaken in the course of the audit:
- the information given in the strategic report and the directors' report for the financial year for which the financial statements are prepared is consistent with the financial statements; and
- the strategic report and the directors' report have been prepared in accordance with applicable legal requirements.

In the light of the knowledge and understanding of the company and its environment obtained in the course of the audit, we have not identified any material misstatements in the strategic report or the directors' report.

Matters on which we are required to report by exception

Under the Companies Act 2006 we are required to report in respect of the following matters if, in our opinion:

- adequate accounting records have not been kept, or returns adequate for our audit have not been received from branches not visited by us; or
- the financial statements are not in agreement with the accounting records and returns; or
- certain disclosures of directors' remuneration specified by law are not made; or
- we have not received all the information and explanations we require for our audit.

We have nothing to report in respect of these matters.

Opinion on other matter prescribed by the Capital Requirements (Country-by-Country Reporting) Regulations 2013

In our opinion the information given in Note 37 for the financial year ended 31 December 2024 has been properly prepared, in all material respects, in accordance with the Capital Requirements (Country-by-Country Reporting) Regulations 2013.

Use of our report

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

David Roberts, FCA (Senior statutory auditor)
For and on behalf of Deloitte LLP
Statutory Auditor
London, United Kingdom
17 March 2025

Company income statement

For the year ended 31 December	Notes	2024 £'000	2023 £'000
Interest income	3	220,398	247,856
Interest expense	4	(97,844)	(82,114)
Net interest income		**122,554**	**165,742**
Fees and commissions income		100,367	110,244
Fees and commissions expense		(24,496)	(39,866)
Net fees and commissions income		**75,871**	**70,378**
Trading income before impairments		188,862	148,743
Credit recovery from trading activities		-	9,332
Trading income	2	**188,862**	**158,075**
Net investment income / (loss)		**9,866**	**(2,308)**
Other income		**5,286**	**4,502**
Total operating income		**402,439**	**396,389**
Administrative expenses	5	(338,752)	(295,832)
Amortisation of intangible assets	16	(32,955)	(34,283)
Depreciation of property, plant and equipment	17	(2,872)	(2,566)
Depreciation of right-of-use assets	18	(6,134)	(5,599)
Total operating expenses		**(380,713)**	**(338,280)**
Share of profit in subsidiary	19	8,251	14,984
Profit on ordinary activities before taxation		**29,977**	**73,093**
Taxation	9	330	(17,111)
Profit attributable to owners of the company		**30,307**	**55,982**

The above results are derived from continuing operations of the business.



Company statement of comprehensive income

For the year ended 31 December	Notes	2024 £'000	2023 £'000
Profit after tax		30,307	55,982
Other comprehensive income / (loss) from continuing operations:			
Revaluation of securities at fair value through other comprehensive income (FVTOCI)			
Net (losses) from changes in fair value		(2,769)	(2,808)
Net gains transferred to net profit		2,751	1,469
Taxation	9	5	384
Cash flow hedging reserve			
Net gains from changes in fair value		35	53
Taxation	9	(10)	(15)
Net investment hedge reserve			
Change in value of the hedged item due to changes in spot rate	13	(8,297)	(3,966)
Change in value of the hedging instrument due to changes in spot rate	13	8,297	3,966
Total comprehensive income that may be recycled to profit or loss		30,319	55,065
Other comprehensive income not recycled to profit or loss			
Actuarial (losses) in retirement benefit schemes		-	(1,891)
Taxation	9	1,858	(735)
Cumulative translation (loss)		(1,707)	-
Total other comprehensive income / (loss)		151	(2,626)
Total comprehensive income for the year attributable to owners of the company		**30,470**	**52,439**



Company statement of financial position

As at 31 December	Notes	2024 £'000	2023 £'000
ASSETS			
Cash and balances at central banks		687,575	1,852,776
Securities at FVTOCI	11	1,614,850	1,145,020
Trading portfolio financial assets	12	6,758,395	7,049,297
Derivative financial instruments	13	16,214,638	16,992,221
Reverse repurchase agreements		29,750,082	27,587,401
Other financing at fair value	14	64,303	811,661
Cash collateral on securities borrowed		2,829,911	3,632,170
Cash collateral paid to derivative counterparties and brokers		2,532,853	2,966,868
Assets at amortised cost	15	126,119	122,545
Deferred tax asset	9	11,260	4,280
Intangible assets	16	155,860	150,370
Property, plant and equipment	17	12,850	10,180
Right-of-use assets	18	20,635	23,296
Investment in subsidiary	19	211,902	213,745
Other assets	20	195,678	239,023
Total assets		**61,186,911**	**62,800,853**
LIABILITIES			
Deposits by banks		-	-
Trading portfolio financial liabilities	21	3,465,298	5,403,260
Derivative financial instruments	13	16,286,962	16,409,183
Repurchase agreements		25,960,181	24,383,345
Cash collateral on securities lent		6,403	147,806
Cash collateral received from derivative counterparties and brokers		5,180,436	6,096,827
Financial liabilities designated at fair value	22	4,044,825	4,513,070
Financial liabilities at amortised cost	23	3,793,620	3,373,089
Other liabilities	24	213,628	219,525
Total liabilities		**58,951,353**	**60,546,105**
EQUITY			
Equity instruments	25	1,847,094	1,847,094
Other reserves		(5,302)	(3,607)
Retained earnings		393,766	411,261
Total equity		**2,235,558**	**2,254,748**
Total liabilities and equity		**61,186,911**	**62,800,853**

Company Number: 1698498

The financial statements on pages 40 to 73 and the unaudited business and risk management policies on pages 26 to 36, were approved by the Board of Directors and authorised for issue on 17th March 2025 and signed on its behalf by:

Signed on behalf of the Board



Tony Syson
Chief Financial Officer
17th March 2025

 MUFG

Company statement of changes in equity

	Notes	Equity instruments £'000	Securities held at FVTOCI £'000	Cash flow hedging reserve £'000	Cumulative translation reserve £'000	Retained earnings £'000	Total equity £'000
2023							
As at 1 January 2023		1,847,094	(2,746)	56	-	384,903	2,229,307
Profit after tax		-	-	-	-	55,982	55,982
AT1 coupon	26	-	-	-	-	(26,998)	(26,998)
Securities held at FVTOCI		-	(955)	-	-	-	(955)
Cash flow hedges		-	-	38	-	-	38
Revaluation on equity method investment		-	-	-	(3,966)	-	(3,966)
Transfer of NIH instruments*		-	-	-	3,966	-	3,966
Actuarial gain		-	-	-	-	(2,626)	(2,626)
As at 31 December 2023		**1,847,094**	**(3,701)**	**94**	**-**	**411,261**	**2,254,748**
2024							
As at 1 January 2024		1,847,094	(3,701)	94	-	411,261	2,254,748
Profit after tax		-	-	-	-	30,307	30,307
AT1 coupon	26	-	-	-	-	(35,828)	(35,828)
Dividends paid	26	-	-	-	-	(13,832)	(13,832)
Securities held at FVTOCI		-	(13)	-	-	-	(13)
Cash flow hedges		-	-	25	-	-	25
Revaluation on equity method investment		-	-	-	(10,004)	-	(10,004)
Transfer of NIH instruments*		-	-	-	8,297	-	8,297
Actuarial loss		-	-	-	-	1,858	1,858
As at 31 December 2024		**1,847,094**	**(3,714)**	**119**	**(1,707)**	**393,766**	**2,235,558**

* Net Investment Hedge



Company cash flow statement

For the year ended 31 December	Note	2024 £'000	2023 £'000
Reconciliation of profit before tax to net cash flows from operating activities			
Profit before tax		29,977	73,093
Adjustment for non-cash items:			
Depreciation and impairment of property, plant and equipment		2,872	2,566
Amortisation and impairment of intangible assets		32,955	34,283
Depreciation of right of use asset		6,134	5,599
Net loss on disposal of property, plant and equipment and intangible assets		154	119
(Profit) on investment in subsidiary		(8,251)	(14,984)
Non-cash (gains) on financial liabilities		(543,790)	(626,371)
Other losses / (gains)		41,180	(10,269)
Interest income		(220,398)	(247,856)
Interest expense		97,844	82,114
Changes in operating assets and liabilities:			
Net (increase) in trading portfolio financial assets and liabilities		(1,647,060)	(2,389,747)
Net decrease / (increase) in derivative financial instruments		655,362	(2,259,164)
Net (increase) / decrease in reverse repurchase agreements		(2,162,681)	55,107
Net increase in repurchase agreements		1,576,836	901,006
Net decrease in cash collateral for securities and derivatives		178,480	2,926,517
Net increase in other assets		801,489	188,704
Net (decrease) / increase in other liabilities		(22,055)	36,749
Interest received		185,512	197,246
Interest paid		(65,300)	(40,547)
Corporation tax paid		(500)	(5,000)
Net cash used in operating activities		**(1,061,240)**	**(1,090,835)**
(Purchase) of property, plant and equipment		(5,542)	(2,346)
(Purchase) of intangible assets		(38,599)	(64,571)
(Purchase) of securities at FVTOCI		(1,085,451)	(451,986)
Proceeds from sale or redemption of securities at FVTOCI		604,054	662,227
Purchase of assets at amortised cost		(3,574)	(120,215)
Interest received		43,136	50,810
Net cash from investing activities		**(485,976)**	**73,919**
(Repayment) of senior unsecured loan		-	(580,546)
Proceeds of financial liabilities at amortised cost		637,103	1,529,179
Proceeds from financial liabilities designated at fair value		4,299,845	2,382,376
Repayments of financial liabilities designated at fair value		(4,437,092)	(4,395,302)
Distributions paid to holders of AT1 capital		(35,829)	(26,998)
Dividends paid		(13,832)	-
Lease payments		(6,471)	(6,941)
Interest paid		(27,108)	(47,671)
Net cash from financing activities	10	**416,616**	**(1,145,903)**
Net decrease in cash and cash equivalents		**(1,130,600)**	**(2,162,819)**
Opening cash and cash equivalents		1,852,776	3,961,829
Net cash decrease		(1,130,600)	(2,162,819)
Foreign exchange		(34,601)	53,766
Closing cash and cash equivalents	10	**687,575**	**1,852,776**
Cash and balances at central banks		687,575	1,852,776
Deposits by banks		-	-
Total cash and cash equivalents	10	**687,575**	**1,852,776**



Notes on Financial Statements

1 Accounting policies

Basis of preparation of company accounts

The financial information includes the financial statements of the Company for the year ended 31 December 2024. The financial information has been prepared in accordance with United Kingdom adopted international accounting standards and International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB).

The financial statements have been prepared on a going concern basis due to expected future profitability and a strong capital and liquidity position. The Company's business activities, together with the factors likely to affect its future development, performance and position are set out in the Strategic Report on pages 3 to 20. The financial position of the Company, its liquidity position and borrowing facilities are described through the financial statements beginning on page 40. In addition, the Business and Risk Management Policies on pages 26 to 36 include the Company's objectives, policies and processes for managing its capital; its financial risk management objectives; and various forms of risk.

The Company has considerable financial resources in place. Additionally, the Company has contracts with a broad range of customers and financial institutions across different geographic areas. As a consequence, the Directors believe that the Company is well placed to manage its business risks successfully, despite the current uncertain global economic outlook. The Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis in preparing the annual financial statements; for details of additional factors considered by the board in reaching this conclusion refer to the Strategic report on pages 3 to 20.

The Company has elected to make use of the parent company exemption within IFRS 10, exempting it from the requirement to prepare consolidated financial statements. The Company's parent, MUSHD, has been consulted and does not object to this approach. The consolidated financial statements of MUSHD include the results of the Company and its subsidiary. As such, the investment in subsidiary is included within these separate financial statements using the equity method of accounting as defined in IAS 28.

The financial statements are presented in pounds sterling which is the presentation and functional currency of the Company.

The financial statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair value.

Use of estimates and judgements

The preparation of financial information requires the use of estimates and judgements about future conditions. The use of available information and the application of assumptions are inherent in the formation of estimates; actual results in the future may differ from estimates upon which financial information is prepared.

Critical accounting policies where management estimates are applied are:

- the valuation of Level 3 financial instruments, where there is no active market for a financial instrument and valuation techniques are used that depend on unobservable parameters (refer to Note 28),
- discretionary compensation accruals following the change of the performance review cycle as well as related vesting and payment dates (refer to Note 5).

Critical accounting policies where management judgement is applied:

- timing of recognition of day 1 P&L (refer to page 66)

Financial instruments

Financial assets and financial liabilities are recognised when the Company becomes a party to the contract, and are initially measured at fair value. Regular way purchases and sales of financial instruments are recognised using settlement date accounting.

Financial assets

Financial assets are classified as financial assets at amortised cost, financial assets at fair value through Other Comprehensive Income ('FVTOCI') or financial assets at fair value through profit and loss ('FVTPL'). The classification of financial assets is determined by a 2-step process: analysis of the business model under which the asset is held; and, where required, analysis of the contractual terms of the financial asset.

Financial assets held at amortised cost

Financial assets may be measured at amortised cost where they are:

- Held in a business model under which the Company intends to hold the asset in order to collect payments of principal and interest, and
- The contractual terms of the asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Where assets are held at amortised cost, the carrying value is calculated using the effective interest rate method, less any impairment.



1 Accounting policies (continued)

Financial assets at amortised cost include: cash and balances at central banks; cash collateral paid to derivative counterparties and brokers; securities and other assets.

Financial assets held at FVTOCI

Financial assets are measured at fair value through other comprehensive income ('FVTOCI') where they are:

- Held in a business model under which the Company may either sell the asset or hold it in order to collect contractual cash flows, and
- The contractual terms of the asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Interest income is recognised in the income statement using the effective interest method. Foreign exchange gains or losses on assets held at FVTOCI are recognised in net trading income. Fair value changes attributable to hedged risks on instruments designated in fair value hedge accounting relationships are recognised in net trading income. Other fair value changes are recognised directly in shareholder's equity within the Securities held at FVTOCI reserve until the investment is sold or impaired, at which time the balance in equity is recycled to the income statement within net investment income.

This category is used for certain high credit quality debt securities purchased by the Company to satisfy regulatory liquidity obligations, and as such, are available to be sold at short notice to meet the cash demands of the business.

Financial assets held mandatory at FVTPL

Financial assets are mandatory measured at fair value through profit or loss where they do not meet the criteria to be carried under a different classification.

Such financial assets are recognised initially at fair value, with transaction costs taken to the income statement, and are subsequently remeasured at fair value. All subsequent gains and losses from changes in the fair value of these assets and liabilities together with related interest income, interest expense and dividends, are recognised in the income statement within trading income as they arise.

The majority of the Company's financial assets are held within this category, including trading portfolio financial assets, derivatives, reverse repurchase agreements, cash collateral on securities borrowed and other financing at fair value.

Option to designate a financial asset at FVTPL

The Company may irrevocably designate a financial asset as held at FVTPL upon initial recognition where doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from carrying financial assets or financial liabilities on different bases.

The Company does not have any financial assets designated at FVTPL.

Option to carry certain equity investments at FVTOCI

The Company may make an irrevocable designation for certain investments in equity securities, that would otherwise be measured at FVTPL, to present changes in fair value through other comprehensive income. Where the Company chooses this election, dividends on those securities will be recorded through the PL as the Company becomes contractually entitled to receive them. Any other gains or losses on these securities, included those related to currency translation, are recorded in other comprehensive income and may not subsequently be reclassified to PL, but may be transferred between elements of shareholder's equity.

Identification and measurement of impairment

The recognition and measurement of impairment under IFRS 9 is based on an internal expected credit loss ('ECL') model. The Company recognises expected credit losses for financial assets carried at amortised cost and FVTOCI.

The Company calculates 12 month expected losses for the majority of assets held due to the high credit quality of instruments within the amortised cost and FVTOCI categories. 12 month expected credit losses represent that portion of lifetime expected credit losses which result from default events on the asset that are possible within 12 months of the reporting date. The ECL for the current and prior year is not material.

Financial liabilities

Financial liabilities are held at amortised cost except where they meet the conditions listed below to be carried at FVTPL. Where liabilities are held at amortised cost, the carrying value is calculated using the effective interest rate method.

Trading liabilities

Repurchase agreements, derivatives, short positions in debt (bonds, pass through notes and asset backed securities) and equity securities, or positions which are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking, are classified as held for trading. Such financial liabilities are recognised initially at fair value, with transaction costs taken to the income statement, and are subsequently remeasured at fair value. All subsequent gains and losses from changes in the fair value of these liabilities together with related interest income, interest expense and dividends, are recognised in the income statement within trading income as they arise.



1 Accounting policies (continued)

Financial liabilities designated at FVTPL

Financial liabilities, other than those held for trading, are classified in this category if they meet one or more of the criteria set out below, and are so designated by management upon initial recognition. The Company may designate financial liabilities at fair value when doing so results in more relevant information due to the following:

- It eliminates or significantly reduces valuation or recognition inconsistencies that would otherwise arise from measuring financial assets or financial liabilities, or recognising gains and losses on them, on different bases. Under this criterion, the main class of financial instruments designated by the Company includes medium term note issues and money market loans and deposits. The return on certain instruments has been matched with derivatives. An accounting mismatch would arise if the debt securities and money market transactions were accounted for at amortised cost, because the related derivatives are measured at fair value with movements in the fair value taken through the income statement. By designating these assets and liabilities at fair value, the movement in their fair value will also be recorded in the income statement.
- Groups of financial assets, financial liabilities or combinations thereof are managed and their performance evaluated, on a fair value basis in accordance with a documented risk management or investment strategy, and information about groups of financial instruments is reported to management on that basis.
- Certain financial instruments contain one or more embedded derivatives that significantly modify the cash flows resulting from those financial instruments.

Where financial liabilities have been designated at FVTPL, movements in their value due to changes in the Company's own credit risk are required to be recorded through other comprehensive income. As the Company does not have significant debt issuances to external investors, it measures changes in the value of issued debt due to movements in own credit by assessing movements in the credit spread charged by investors when they purchase newly issued debt from the treasury function of the immediate parent. The Company sources funds through this treasury function, and carries a credit rating consistent with its immediate parent. Due to the stability of funding costs achieved by the immediate parent, these changes in value were not material during the period. The Company trades structured notes, reported within financial liabilities designated at fair value, which include embedded derivatives and has elected to designate these at FVTPL.

All other subsequent gains and losses from changes in the fair value of these liabilities, together with related interest expense are recognised within trading, in the income statement.

Issued debt – financial liability vs equity classification

Issued financial instruments or their components are classified as equity when there is no contractual obligation to transfer cash, other financial assets or issue a variable number of the Company's own equity instruments to the holder of the instrument. The proceeds of the issue are recorded directly in equity, and held at historical cost. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction from the proceeds, net of tax. Dividends and other returns to equity holders are recognised as a deduction from distributable reserves within equity when paid or declared by the Company.

Issued financial instruments or their components are classified as liabilities if the underlying contract results in a present obligation for the Company to either deliver cash, another financial asset, or a variable number of the Company's own equity shares to the holder of the instrument. Financial liabilities are measured at amortised cost, except for trading liabilities and liabilities designated at fair value, which are held at FVTPL.

Where issued financial instruments contain both liability and equity components, these are accounted for separately. The fair value of the debt is estimated first and the remainder of the proceeds are included within equity. No such compound instruments existed at year-end or throughout the year.

Embedded derivatives

Derivatives may be embedded in other contractual arrangements. Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host; the terms of the embedded derivatives would meet the definition of a stand-alone derivative if they were contained in a separate contract; and the combined contract is a financial liability not held for trading or designated at fair value. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement.

The Company has embedded derivatives within its issued structured notes portfolio. Those notes are carried at FVTPL under the fair value option.

Repurchase and resale agreements

Securities which have been sold subject to an agreement to repurchase remain on the statement of financial position and a liability based on the net present value of the associated future cash out flows is recorded within liabilities. Securities acquired in purchase and resale transactions are not recognised on the statement of financial position and an asset based on the net present value of the associated future cash receipts is recorded within assets.

Sale and repurchase and reverse repurchase agreements are managed together as a portfolio on a fair value basis and are accounted for at FVTPL. As such, the balances recorded in assets and liabilities are subsequently remeasured at fair value. Gains and losses from changes in the fair value of the associated cash flows are recognised in the income statement as they arise. Assets and liabilities are offset and the net amount reported on the statement of financial position when there is a currently legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis.



1 Accounting policies (continued)

Derivatives

Where contracts meet the definition of a derivative within IFRS 9, they are recognised initially, and are subsequently remeasured, at fair value. All changes in fair value, except for certain gains and losses related to cash flow hedges and net investment hedges, are recognised in the income statement within trading income as they arise. Fair values are obtained from quoted market prices in active markets, or using valuation techniques where an active market does not exist. Valuation techniques include discounted cash flow models, recent market transactions and option pricing models as appropriate. All derivatives are classified as assets when their fair value is positive or as liabilities when their fair value is negative. Derivatives are recognised by applying trade date accounting.

Financial assets and liabilities are offset and the net amount reported on the statement of financial position if, and only if, the entity currently has a legally enforceable right of offset and there is an intention to settle on a net basis, or to realise an asset and settle the liability simultaneously. In many cases, even though master netting agreements are in place, the related assets and liabilities are presented gross on the statement of financial position as these requirements are not met.

The value of derivative contracts has been adjusted to include the impact of counterparty credit risk ('CVA') and the cost and benefit of funding ('FVA'). The impact of changes in the Company's own credit risk ('DVA') is materially included within the application of FVA. The Company is the beneficiary of an intercompany guarantee from MUFG Bank which provides the Company with protection against default over a portfolio of corporate derivatives. This guarantee does not meet the definition in IFRS 9 of a financial guarantee, and as such is accounted for as a credit derivative.

Collateral

Cash collateral pledged by the Company, which is included within cash collateral paid to derivative counterparties and brokers balances, is classified within financial assets at amortised cost. Cash collateral pledged by counterparties, which is included within the cash collateral received from derivative counterparties and brokers balance, is classified as a financial liability measured at amortised cost.

Where securities are posted to counterparties as collateral against liabilities of the Company the security will be retained on the Company's statement of financial position and will not impact the recorded liability. Collateral received in the form of securities is not recorded on the statement of financial position.

Derecognition of financial assets and liabilities

Financial assets are derecognised when the rights to receive cash flows from the assets have expired; or when the Company has transferred both its contractual right to receive the cash flows of the financial assets, and substantially all the risks and rewards of ownership; or where control is not retained. Financial liabilities are derecognised when they are extinguished, that is when the obligation is discharged, cancelled or expired.

Hedge accounting

At the inception of a hedging relationship, the Company documents the relationship between the hedging instruments and the hedged items, its risk management objective, its strategy for undertaking the hedge, and how it will assess hedge effectiveness.

The Company also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the hedging relationships continue to meet hedge effectiveness requirements. Following the adoption of IFRS 9 hedge accounting, the Company assesses the following hedge effectiveness requirements using a combination of qualitative and, where applicable, quantitative methods:

- An economic relationship exists between the hedged item and the hedging instrument;
- Credit risk does not dominate the changes in value of either the hedged item or the hedging instrument; and
- The hedge ratio is consistent with the Company's risk management policy.

Hedges are designated by the Company as one of: hedges of the change in fair value of recognised assets or liabilities ('fair value hedges'); hedges of the variability of cash flows attributable to a recognised asset or liability or a forecast transaction ('cash flow hedges'); or hedges of a net investment in a foreign operation.

Fair value hedges

Changes in the fair value of derivatives that are designated, and qualify, as fair value hedging instruments are recorded in the income statement, along with changes in the fair value of the hedged assets, liabilities or groups thereof that are attributable to the hedged risk. If a hedging relationship no longer meets the criteria for hedge accounting, taking into account any reliefs from usual criteria for changes to hedging relationships required by IBOR reform, the cumulative adjustment to the carrying amount of the hedged item is amortised to the income statement based on a recalculated effective interest rate over the residual period to maturity, unless the hedged item has been derecognised, in which case, it is released to the income statement immediately.

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in shareholder's equity within the cash flow hedging reserve. Any gain or loss in fair value relating to an ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item will affect profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity until the hedged transaction is recognised in the income statement. When a hedged forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.



1   Accounting policies (continued)

Net investment hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as net investment hedges is recognised in shareholder's equity within the net investment hedge reserve. Any gain or loss in fair value relating to an ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled to the income statement only when the subsidiary is de-recognised. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity until the subsidiary is de-recognised.

Fair value measurement of financial assets and liabilities

Fair value is the amount for which an asset could be sold, or a liability transferred, between knowledgeable, willing parties in an arm's length transaction on the measurement date.

When available, the Company measures the fair value of an instrument using quoted prices in an active market for that instrument. A market is regarded as active if quoted prices are readily and regularly available and represent actual and regularly occurring market transactions on an arm's length basis.

If the market for a financial instrument is not active, the Company establishes fair value using valuation techniques. Valuation techniques include using recent arm's length transactions between knowledgeable, willing parties (if available), reference to the current fair value of other instruments that are substantially the same, discounted cash flow analysis and option pricing models. The chosen valuation technique makes maximum use of market inputs, relies as little as possible on estimates specific to the Company, incorporates all factors that market participants would consider in setting a price, and is consistent with accepted economic methodologies for pricing financial instruments. Inputs to valuation techniques reasonably represent market expectations and measures of the risk-return factors inherent in the financial instrument. The Company calibrates valuation techniques and tests them for validity using prices from observable current market transactions in the same instrument or based on other available observable market data.

When unobservable market data has a significant impact on the valuation of financial instruments and the model valuations indicate initial profits or losses on the transaction, the entire initial gain or loss is not recognised immediately in the income statement. The initial gain or loss is measured as the difference in fair value indicated by the valuation model price and the transaction price. These gains or losses are deferred and recognised over the life of the transaction on a systematic basis, or when the inputs become observable, or the transaction matures or is closed out, or when the Company enters into an eligible offsetting or economic hedging transaction which provides a market data point to demonstrate observability of the unobservable input(s). Refer to Note 28 for further detail on the fair value of financial instruments.

Transactions in which the Company acts as an agent

Where the Company acts as an intermediary on behalf of another entity and does not have exposure to the significant risks and rewards associated with the activities performed, it is determined to be acting in an agency capacity. When examining relationships, MUS(EMEA) reviews which entity has primary responsibility for providing services to customers, has inventory risk, has latitude to establish prices, or bears credit risk of the transaction. In the absence of evidence or analysis to the contrary, MUS(EMEA) will follow the legal form of transactions and arrangements will be reported as principal relationships.

When the Company acts as an agent on behalf of another entity, neither the amounts collected from clients on behalf of the principal entity nor the amounts paid away to the principal entity are recorded as revenue. Rather, MUS(EMEA) records the net commissions received from the principal as revenue and such revenue is accrued as the service is provided. Similarly, unsettled amounts relating to agency trading will not be shown on the statement of financial position.

Fees and commissions

Fees and commissions income include fees received when the Company acts as an underwriter or agent and from the provision of advisory services. Fees and commissions income typically arise on contracts where there is a single performance obligation. Syndication fees are generally not an integral part of the EIR and are recognised when the related service are performed. Revenues are recognised when the performance obligations are satisfied in accordance with the contract. This may be at a particular point in time or over a period of time.

Fees and commissions expenses include transaction and service fees. Amounts are recognised as the related services are received.

Client money segregation

The Company holds money on behalf of some clients in accordance with the Client Money Rules of the Financial Conduct Authority. Such monies and the corresponding amounts due to clients are not held on the statement of financial position as the clients retain beneficial ownership.

Net interest income

The interest balances presented within the income statement represent the returns and costs to the firm of holding regulatory buffer assets, interest on collateral paid, and long-term investment positions. These positions are held and managed within the Treasury function. Interest income represents coupon income and amortisation of any premium or discount arising upon purchase of securities held at FVTOCI and certain securities held at amortised cost. Interest expense represents the cost of funding these positions and includes the cost of interest payable on subordinated debt, interest payable on senior unsecured debt which is carried at amortised cost, interest on collateral received, and interest costs on other sources of funds that support these investments.



1 Accounting policies (continued)

Net trading income

Trading income includes all gains and losses from changes in FV of financial assets and liabilities. Any coupon receivable or payable on items which are part of the trading activities of the Company are included directly within trading income. The Company has elected to present the fair value movement of trading assets and liabilities in trading income, including any related interest income, expense, foreign exchange gains/losses and dividend.

Other income

Other income includes revenues for providing administrative support services to other Group companies, which are recognised when the performance obligations are satisfied.

Foreign currencies

Monetary assets and liabilities denominated in foreign currencies and open forward foreign exchange contracts are translated into the functional currency using the exchange rate prevailing at the balance sheet date. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items measured in terms of historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.

Gains or losses on translation are generally included in the income statement. Gains or losses on translation are included in OCI for the following items:

- a financial liability designated as a hedge of the net investment in a foreign operation to the extent that the hedge is effective; and
- qualifying cash flow hedges to the extent that the hedges are effective.

The assets and liabilities of the Company recognised in foreign currencies are translated to the Company's functional currency at the exchange rates of the reporting date. The income and expenses of the Company are translated to the Company's functional currency at the exchange rates at the dates of the transactions.

Property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets are measured at cost less accumulated depreciation or amortisation respectively, less any accumulated impairment losses.

Expenditure to bring purchased software into operational use and internally developed software are recognised as intangible assets when the Company considers that the software will be used in a manner that will generate future economic benefits and can reliably measure the costs of development.

All fixed assets are reviewed for impairment on an annual basis. Assets are impaired where it is considered that the future economic benefit of the asset is lower than its carrying amount. Such impairment losses are included directly in the income statement.

Depreciation is provided to write off the cost less estimated residual value of tangible fixed assets and intangible software assets by equal instalments over their estimated useful lives as follows:

Office furniture and fittings	5 years
Office machinery and equipment	3 – 5 years
Intangible software	4 – 7 years

Leases

The Company classifies a contract as containing a lease if the contract conveys the right to control the use of an identified asset for the period of time in exchange for consideration.

As a lessee, the Company recognises a lease liability and a corresponding right-of-use asset for all arrangements containing a lease, with the exception of short-term leases (with the term of 12 months or less) and leases of assets of low value.

Lease liability is initially measured at the present value of the remaining lease payments at the commencement date, discounted applying lessee's incremental borrowing rate when there is no interest rate implicit in the lease, and presented within Other Liabilities (refer to Note 18). The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The associated right-of-use asset is initially recognised at the amount equal to the lease liability, adjusted by any accrued or prepaid lease payments, an initial estimate of restoration costs and any initial direct costs incurred by the Company as a lessee and presented as a separate line in the statement of financial position. Right-of-use asset is depreciated from the commencement date to the earlier of the useful life of the underlying asset or the end of the lease term. The Company applies the requirements of IAS 36 to determine whether the right-of-use asset has been impaired and to account for any identified impairment losses.

The Company does not hold any contracts where it acts as a lessor.

Investments in subsidiaries

The Company has elected to make use of the parent company exemption within IFRS 10, exempting it from the requirement to prepare consolidated financial statements. The Company's parent, MUSHD, has been consulted and does not object to this approach. The consolidated financial statements of MUSHD include the results of the Company and its subsidiary.



1   Accounting policies (continued)

As such, the investment in the subsidiary is included within these separate financial statements using the equity method of accounting as defined in IAS 28.

Under the equity method of accounting, the initial investment in the subsidiary is recorded at cost in the functional currency of the Company. The value of the investment will not be re-measured after the initial recording date, except for the following:

- The Company's share of the net profit / loss of the subsidiary at each reporting date – recording any net income / (expense) as a gain / (loss) in the PL and an increase / (decrease) in the value of the equity investment
- Any dividends or distributions received from the subsidiary will reduce the value of the investment on the statement of financial position
- Movements in the value of the equity method investment due to changes in foreign currency exchange rates across periods will be recorded in Other Comprehensive Income.

Taxation

Taxation comprises current and deferred tax. Current tax and deferred tax are recognised in the income statement except to the extent that they relate to items recognised directly in equity.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised in respect of all temporary differences and tax losses that have originated but not reversed by the balance sheet date. Temporary differences are divergences between the Company's results for tax purposes and its results as stated in the financial statements that arise from the inclusion of income and expenses in tax assessments in periods different from those in which they are recognised in the financial statements. Temporary differences and tax losses are taken into account if they have originated prior to the balance sheet date and are expected to reverse in one or more future periods.

Deferred tax is calculated at the tax rates that are expected to be applied to temporary differences or tax losses when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities against current tax assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend to settle current tax liabilities and assets on a net basis.

A deferred tax asset is recognised for unused tax losses and other deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Deferred tax balances are not discounted.

Employee benefits

Staff are remunerated through both salary and annual performance based discretionary compensation awards. Performance based awards are calculated annually, and reflect the performance of both the individual and the Company during that annual period. Portions of performance-based awards are paid by the Company on deferred terms. From 2011 onwards, a portion of these deferred awards for certain employee's subject to the PRA's Remuneration Code is linked to the performance of the share price of MUFG. These awards are termed Notional Stock Units ('NSU's').

Where payments are made on a deferred basis and the cash value is fixed at the award date, the Company recognises the costs of the deferred awards during the period that the award is made, even though cash payments will not be made until future periods. The Company considers that this treatment most effectively represents the costs of employee compensation for the period.

Where payments are made on a deferred basis and the cash value is linked to the MUFG share price, the Company amortises the expected cost of the award across the entire deferral period, and records as an expense only that portion which is deemed to have accrued during the current period. The Company records post grant date changes in the value of the total award due to changes in the MUFG share price directly through expenses.

Provisions

Provisions are recognised when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation. The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation.

Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of a debt instrument. Financial guarantee contracts issued are initially measured at their fair values and subsequently at the higher of the amount initially recognised less the cumulative amount of income recognised in accordance with IFRS 15 and the loss allowance.

Future accounting developments

IFRS S1: General Requirements for Disclosure of Sustainability-related Financial Information and IFRS S2: Climate-related Disclosures



MUFG Securities EMEA plc

1 Accounting policies (continued)

In June 2023, ISSB issued IFRS S1: General Requirements for Disclosure of Sustainability-related Financial Information and IFRS S2: Climate-related Disclosures, which require an entity to disclose information about sustainability and climate related risks and opportunities. These are expected to be effective from 1 January 2025, however an endorsement decision is still pending from the UK Government (UKEB).

IFRS 7: Financial Instruments: Disclosures and IFRS 9: Financial Instruments

In May 2024, the IASB issued Amendments to the Classification and Measurements of Financial Instruments, detailing amendments to both IFRS 7: Financial Instruments: Disclosures and IFRS 9: Financial Instruments. These amendments are effective from 1 January 2026.

The amendments relate to:

- specification of criteria that, if met, permit an entity to derecognise a financial liability settled through electronic transfer before the settlement date;
- enhanced clarification and guidance on the classification of financial assets (including non-recourse and Contractually Linked features); and
- improvements to the disclosure of fair value changes relating to equity instruments a company has presented in OCI (rather than P&L).

IFRS 18: Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18: Presentation and Disclosure in Financial Statements which sets out more detailed requirements for the presentation and structure of IFRS financial statements than those currently prescribed by IAS 1: Presentation of Financial Statements. IFRS 18 is effective from 1 January 2027. While IFRS 18 will not change recognition or measurement bases, it might have a significant impact on presenting information in the financial statements, in particular the income statement.

IFRS 18 focuses on:

- Classification (P&L geography) of income and expenses;
- Inclusion of sub-totals in the P&L;
- Requiring disclosures about management-defined performance measures; and
- Adding new principles for aggregation and disaggregation of information.

The Company is currently performing an assessment to determine the impact of the above standards on the financial statements.

First time adoption of accounting standards

There are no issued but not yet effective accounting standards or amendments to existing standards that are likely to have a material impact on the Company's financial reporting in the current year.

2 Trading results

The operating results of the Company include trading gains of £188.9 million (2023: £158.0 million).

3 Interest income

	2024 £'000	2023 £'000
Interest on non-trading assets	220,398	247,856
	220,398	247,856

Interest income includes coupons earned on Securities at FVTOCI and Assets at amortised cost as well as interest on cash deposits, interest on collateral and interest on overnight deposits placed with the Bank of England of £111.1m (2023: £102.6m).

4 Interest expense

	2024 £'000	2023 £'000
Interest on non-trading liabilities	63,837	39,992
Interest on MUSHD USD loan	32,096	19,849
Interest on senior unsecured loan	-	20,218
Interest on subordinated liabilities	1,911	2,055
	97,844	82,114

Interest on MUSHD USD loan, senior unsecured loan and subordinated liabilities refers to the intercompany debt issued to the Company's immediate parent, MUSHD (refer to Note 23).



MUFG Securities EMEA plc

5   Administrative expenses

	2024 £'000	2023 £'000
Personnel expenses		
Wages and salaries	141,371	123,883
Retirement benefits	6,945	6,690
Social security costs	17,853	17,130
	166,169	**147,703**
General and administrative expenses		
Auditor's remuneration (Note 6)	1,525	1,312
Other administrative expense	171,058	146,817
	172,583	**148,129**
Total administrative expenses	**338,752**	**295,832**

The average number of employees of the Company was 655 (2023: 673), split 192:463 (2023: 179:494) between front office and support staff, respectively.

Included within 'wages and salaries' is a discretionary compensation accrual of £30.2m (2023: £32.2m) representing management's best estimate of the charge.

Research and development spend is referenced in the Directors Report on page 22.

6   Auditor's remuneration

The analysis of the auditor's remuneration is as follows:

	2024 £'000	2023 £'000
Fees payable to the Company's auditor for audit and other services		
Statutory audit fees	1,264	1,108
Audit related assurance services	261	204
Total auditor's remuneration	**1,525**	**1,312**
Statutory audit fees of the Company's subsidiary	263	260

Fees for audit of the Company's subsidiary are not incurred, nor expensed by the Company.

7   Share based payment plans

Notional Stock Units

The Company awarded NSUs to a number of employees during the year. The NSUs are deferred over a period of 3, 5 or 7 years, depending on award date and the individuals role, and track the performance of MUFG shares (see accounting policies).

	2024		2023	
	No. Units '000	Value	No. Units '000	Value
No. of NSUs outstanding as at 1 January	**3,466**		**4,936**	
Granted during the year:				
No. of NSUs granted	1,253		2,136	
Value in £'000 equivalent at grant date		10,193		11,379
Less:				
No. of NSUs vested during the year	(1,600)		(3,535)	
No. of NSUs forfeited / cancelled (unvested)	(32)		(71)	
No. of NSUs as at 31 December	**3,087**		**3,466**	
Fair value of outstanding NSUs at 31 December £'000		28,397		23,366
Average share price at vesting / payment (JPY)		1,712		925



8   Retirement benefits

The Company provides a defined contribution pension scheme, the Group Personal Pension Plan ('GPPP'), for employees of the Company. The assets of the scheme are held separately from those of the Company in an independently administered fund. The cost for the period recognised in the income statement was £7.3m (2023: £7.1m).

The Company previously provided a funded, final salary, defined benefit pension scheme. The assets of the scheme were held separately from those of the Company in a segregated fund administered by trustees. In 2022 the Company requested the Trustees for a wind-up of the fund, resulting in a complete buy-out of the scheme on 21st June 2023. The buy-out triggered a complete settlement of the defined benefit scheme.

On completion of the buy-out, a pension surplus of £18.5m existed. This amount (less taxes due) was returned to the Company in 2024.

The amounts recognised in the statement of financial position as at the year-end are as follows:

	2024 £'000	2023 £'000
Present value of funded obligations	-	-
Fair value of plan assets	-	18,583
Recognisable surplus in the scheme	**-**	**18,583**
Prepaid expense	4,894	-
Related deferred tax (liability)	(4,894)	(6,504)
Net pension asset	**-**	**12,079**

Movement in recognisable surplus during the year are as follows:

	2024 £'000	2023 £'000
Surplus at start of year	18,583	19,956
Income recognised in income statement	993	517
Recognised actuarial gain	-	(1,890)
Surplus cash repaid	(14,682)	-
Deferred tax (liability)	(4,894)	-
Surplus at end of year	**-**	**18,583**

Amounts recognised in Other Comprehensive Income (OCI)

	2024 £'000	2023 £'000
Actual return less expected return on scheme assets	-	(10,828)
Experienced gains and losses arising on scheme liabilities	-	(98)
Changes in assumptions underlying the present value of scheme liabilities	-	9,035
Actuarial (loss) recognised in OCI	**-**	**(1,891)**

9   Applicable taxes

	2024 £'000	2023 £'000
UK corporation tax		
Current year	(18)	(1,007)
Adjustments in respect of prior years	(1,997)	(1,573)
	(2,015)	(2,580)
Foreign tax		
Current year	(2,782)	(11,247)
Total current tax	**(4,797)**	**(13,827)**
Deferred tax		
Origination and reversal of timing differences	4,539	(4,590)
Effect of increase in rate used to recognise deferred tax assets	-	34
Adjustments in respect of prior years	588	1,272
Total deferred tax	**5,127**	**(3,284)**
Total tax expense	**330**	**(17,111)**



9 Applicable taxes (continued)

Corporation tax is calculated at 28% (2023: 27.75% with effect from 1 April 2023, the UK corporation tax rate increased from 19% to 25%, and the surcharge reduces from 8% to 3%) of the estimated taxable profit for the year including the surcharge applicable to banks and banking groups.

The charge for the year can be reconciled to the profit in the income statement as follows:

	2024 £'000	2023 £'000
Profit on ordinary activities before taxation	29,977	73,093
Tax at the UK corporation tax rate of 28% (2023: 27.75%)	(8,394)	(20,283)
Tax effect of expenses that are not deductible in determining taxable profits	(333)	(193)
Foreign tax suffered	(2,003)	(8,126)
Deferred tax prior year adjustment	588	1,272
Effect of reduction in rate used to recognise deferred tax assets	-	33
Revaluation of deferred tax assets	30	(73)
Current tax prior year adjustment	(1,997)	(1,573)
Share of group bank surcharge allowance	-	182
Tax impact of profit / (loss) in subsidiary	2,425	4,158
AT1 coupon	10,032	7,492
Corporation tax rate differences	(18)	-
Tax expense for the year	**330**	**(17,111)**

In addition to the amount charged to the income statement, the following amounts related to tax have been recognised in Equity:

	2024 £'000	2023 £'000
Deferred tax		
Items that will not be reclassified subsequently to profit and loss		
Remeasurement of net defined benefit liability	1,858	(735)
Items that may be reclassified subsequently to profit or loss		
Securities held at FVTOCI losses in period	5	384
Cash flow hedges (gains) in period	(10)	(15)
Total income tax recognised in other comprehensive income	**1,853**	**(366)**

Deferred tax assets

The following are the deferred tax assets and liabilities recognised by the Company and movements thereon during the current reporting period.

	Charge to profit or loss £'000	Charge to OCI £'000	Balance as at 31 December 2024 £'000	Balance as at 31 December 2023 £'000
Accelerated tax depreciation	(1,429)	-	(617)	812
Research & development expenditure	34	-	(9,334)	(9,368)
Deferred compensation	1,960	-	19,192	17,232
Spreading of IFRS transitional adjustment	(405)	-	378	783
Cash flow hedge reserve	-	(10)	(47)	(37)
Securities at FVTOCI	-	5	1,365	1,360
Retirement benefit obligations	(248)	1,858	(4,892)	(6,502)
Tax losses	5215	-	5215	-
Total	**5,127**	**1,853**	**11,260**	**4,280**

Deferred tax assets are valued at the applicable tax rate based on the period in which the underlying temporary difference is expected to unwind.



9 Applicable taxes (continued)

From 6 April 2024, legislation to reduce the free-standing tax charge from 35% to 25% took effect. This applies to authorised surplus payments to sponsoring employers of a registered pension scheme. Accordingly, the 25% rate is applied to the closing balance of the Company's retirement benefit obligations, and the impact on the rate difference has been recognised.

The deferred tax assets above have been recognised based on supporting profit forecasts demonstrating sufficient future profits against which the assets can be utilised, including the ability to surrender carried forward losses to other group entities under UK group relief rules. The tax losses can be carried forward indefinitely.

Pillar Two

The Organisation for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) published the Pillar Two model rules. These are aimed at ensuring that large multinational enterprise (MNE) groups are subject to a minimum taxation in each jurisdiction where they operate.

Pillar Two legislation is enacted in the jurisdictions in which the Company operates, and is effective from the Company's financial year beginning 1 January 2024.

The Company is within the scope of Pillar Two rules.

The Company applies the temporary exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12.

The Company has performed an assessment of its potential exposure to Pillar Two income taxes. This assessment is based on the most recent information available regarding the financial performance of the constituent entities. Based on the assessment performed, the Company does not expect a material exposure to Pillar Two income taxes. The total current tax number does not include any Pillar two income tax.

The Company is continuing to follow Pillar Two legislative developments to evaluate the potential future impacts.

10 Notes to the cash flow statement

Cash and cash equivalents comprise cash and short-term bank deposits with an original maturity of three months or less, net of outstanding bank overdrafts. The carrying amount of these assets is approximately equal to their face value. Cash and cash equivalents as shown in the statement of cash flows can be reconciled to the related items in the statement of financial position as shown below.

	2024 £'000	2023 £'000
Cash and balances at central banks	687,575	1,852,776
Total cash and cash equivalents	**687,575**	**1,852,776**

The table below details changes to the Company's liabilities arising from financing activities, including both cash and non-cash changes.

	Balance as at 1 January 2024 £'000	Financing cash and interest flows £'000	Changes in fair values £'000	Effect of changes in foreign exchange rates £'000	Other non-cash movements £'000	Balance as at 31 December 2024 £'000
Own issued notes	788,088	(454,190)	45,144	(44,303)	-	334,739
Commercial paper	239,420	522,240	(5,511)	(17,895)	-	738,254
Other financial liabilities	698,756	(38,600)	142	(54,643)	-	605,655
MUSHD loan facility	2,786,806	(166,697)	767	(254,699)	-	2,366,177
MUSHD USD loan	746,587	200,612	-	12,771	22,514	982,484
Intercompany money market deposits	2,383,861	436,491	-	(230,899)	1,091	2,590,544
Subordinated liabilities	242,641	-	-	(21,417)	(632)	220,592
Lease liabilities	25,823	(6,471)	-	-	3,772	23,124
Total liabilities from financing activities	**7,911,982**	**493,385**	**40,542**	**(611,085)**	**26,745**	**7,861,569**



11   Securities at fair value through other comprehensive income

The following table gives the carrying value of securities at fair value through other comprehensive income by major classifications.

	2024 £'000	2023 £'000
Government bonds	906,809	525,507
Other public sector securities	707,397	619,104
Total debt securities	**1,614,206**	**1,144,611**
Equity instruments	644	409
Total securities at FVTOCI	**1,614,850**	**1,145,020**

Expected credit losses have been calculated for securities within this category and reported as an adjustment to both profit or loss and OCI. Expected credit losses as at 31 December 2024 were £291k (2023: £204k).

12   Trading portfolio financial assets

	2024 £'000	2023 £'000
Government bonds	1,453,794	1,869,438
Corporation bonds	700,784	977,455
Other public sector securities	22,132	83,445
Total debt securities	**2,176,710**	**2,930,338**
Equity instruments	4,581,685	4,118,959
Total trading portfolio financial assets	**6,758,395**	**7,049,297**
Of which listed:		
Debt securities	2,008,862	2,445,925
Equity instruments	3,032,584	1,541,095
Of which unlisted:		
Debt securities	167,848	484,413
Equity instruments	1,549,101	2,577,864
	6,758,395	**7,049,297**

13   Derivative financial instruments

	2024		
	Notional amount £'000	Fair value assets £'000	Fair value liabilities £'000
Derivatives held for trading			
Foreign exchange contracts	268,936,924	7,223,369	6,580,798
Interest rate contracts	4,447,828,218	8,422,687	9,371,747
Credit derivative contracts	12,805,786	141,722	72,395
Equity contracts	7,635,876	308,278	158,435
Commodity contracts	867,477	99,952	100,119
Other	1,202,987	15,470	-
Total trading contracts	**4,739,277,268**	**16,211,478**	**16,283,494**
Derivatives designated as fair value hedges			
Interest rate swaps contracts	2,466,553	43	3,468
Derivatives designated as cash flow hedges			
Currency swaps contracts	1,832	368	-
Derivatives designated as net investment hedges			
Currency swaps contracts	213,625	2,749	-
Total hedging contracts	**2,682,010**	**3,160**	**3,468**
Total derivative financial instruments	**4,741,959,278**	**16,214,638**	**16,286,962**



13   Derivative financial instruments (continued)

	2023		
	Notional amount £'000	Fair value assets £'000	Fair value liabilities £'000
Derivatives held for trading			
Foreign exchange contracts	288,347,063	6,981,053	5,755,118
Interest rate contracts	3,926,848,644	9,507,437	10,286,909
Credit derivative contracts	14,791,309	138,379	87,167
Equity contracts	6,424,438	239,966	176,052
Commodity contracts	852,665	101,183	101,434
Other	2,098,829	21,275	-
Total trading contracts	**4,239,362,948**	**16,989,293**	**16,406,680**
Derivatives designated as fair value hedges			
Interest rate swaps contracts	1,731,948	959	2,503
Derivatives designated as cash flow hedges			
Currency swaps contracts	1,832	176	-
Derivatives designated as net investment hedges			
Currency swaps contracts	175,105	1,793	-
Total hedging contracts	**1,908,885**	**2,928**	**2,503**
Total derivative financial instruments	**4,241,271,833**	**16,992,221**	**16,409,183**

The derivative trades reported within "Other" represent a series of litigation swaps entered into with bilateral counterparties in relation to Visa B shares. The valuation methodology for these trades includes an estimation of the remaining term of a specific litigation process, an estimation of the resolution amount and related funding costs.

The market risk exposures related to the outcome of the litigation are considered adequately mitigated and the related funding is managed under standard terms employed by the Treasury desk. Material changes in any of these inputs would result in significantly higher or lower derivative fair values. The effect of changing these inputs to reasonably possible alternative assumptions is included within estimates provided on page 67.

OTC credit derivatives include a credit derivative asset, which relates to a financial guarantee provided by a group company, MUFG Bank, for the uncollateralised derivatives exposures within a portfolio of corporate counterparties. At year end the present value of this derivative totalled £48m (2023: £57m), this amount is offset by a CVA adjustment in respect of the exposure to the underlying corporate counterparties. This largely pertains to interest rate and foreign exchange contracts. CVA is measured on a portfolio basis by counterparty, and later allocated at a transaction level for financial reporting; allocations are based on absolute derivative notional values.

Cash flow hedge consists of FX derivatives hedging currency exposures on bonds denominated in foreign currencies on the Treasury Liquid Asset Portfolio which are classified as Securities at FVTOCI. The notional size of the derivative is exactly matched to the underlying bond.

	2024 £'000	2023 £'000
Gains and losses arising from fair value hedges - interest rate risk:		
Securities at FVTOCI		
On hedging instruments	15,079	(14,913)
On the hedged items attributable to the hedged risk	(14,838)	15,170
Net gains	**241**	**257**
Financial liabilities at amortised cost		
On hedging instruments	20,373	28,355
On the hedged items attributable to the hedged risk	(20,315)	(27,255)
Net gains	**58**	**1,100**
Gains and losses arising from net investment hedges:		
On hedging instruments	8,297	3,966
On the hedged items attributable to the hedged risk	(8,297)	(3,966)
Net gains / (losses)	**-**	**-**



13   Derivative financial instruments (continued)

The gains and losses on ineffective portions of hedges are recognised immediately in Trading Income. The impact during 2024 was not significant (2023: not significant).

Fair value hedges of interest rate risk comprise swaps that are used to protect against changes in the fair value of bonds and loans due to movements in market interest rates. The fair value of the bonds at year end are £1,227m (2023: £736m). Fair value hedges related to the MUSHD USD amortised loan and subordinated liabilities consist of currency swaps. The carrying value of the loan and liabilities at year end is £1,194m (2023: £983m). Potential sources of ineffectiveness in the Company's fair value hedges include bid-offer spreads, CVA provisioning, discounting and intraday market movements between instigation of the trade and end of day pricing.

Net investment hedges consist of foreign currency exchange contracts to hedge the exposure to foreign currency which arises from translation of the equity method investment. Potential sources of ineffectiveness include a decline in the local currency carrying amount of the net investment to below the value of the designated hedge item. The notional size of the derivative is exactly matched to the euro investment in subsidiary.

14   Other financing at fair value

As at period ended	2024 £'000	2023 £'000
Other secured financing	64,303	781,098
Loans	-	30,563
	64,303	**811,661**

'Other secured financing' relates to structured financing arrangements facing special purpose vehicles where financing is secured by underlying debt portfolios.

'Loans' relate to the partial drawdown on facilities granted to clients, refer to Note 31 for undrawn facilities.

All these are carried mandatory at fair value through P&L.

15   Assets at amortised cost

	2024 £'000	2023 £'000
Other public sector securities	126,119	122,545
Total assets at amortised cost	**126,119**	**122,545**

16   Intangible assets

	Software £'000
Cost	
As at 1 January 2023	**283,727**
Additions	64,452
Disposals	-
Reclassification to other assets	-
As at 31 December 2023	**348,179**
Additions	38,599
Disposals	(154)
Reclassification to other assets	
As at 31 December 2024	**386,624**
Amortisation	
As at 1 January 2023	**163,526**
Charge for the Year	34,283
Disposals	-
As at 31 December 2023	**197,809**
Charge for the Year	32,955
Disposals	-
As at 31 December 2024	**230,764**
Carrying amount:	
As at 31 December 2023	**150,370**
As at 31 December 2024	**155,860**



17   Property, plant and equipment

	Leasehold improve-ments £'000	Office furniture & fittings £'000	Office machinery & equipment £'000	Total £'000
Cost				
As at 1 January 2023	14,178	148	17,753	32,079
Additions	-	-	2,346	2,346
Disposals	-	-	-	-
As at 31 December 2023	14,178	148	20,099	34,425
Additions	1,167	-	4,375	5,542
Disposals	-	-	-	-
As at 31 December 2024	15,345	148	24,474	39,967
Depreciation				
As at 1 January 2023	9,323	149	12,207	21,679
Charge for the year	803	-	1,763	2,566
As at 31 December 2023	10,126	149	13,970	24,245
Charge for the year	817	-	2,055	2,872
As at 31 December 2024	10,943	149	16,025	27,117
Carrying amount				
As at 31 December 2023	4,052	(1)	6,129	10,180
As at 31 December 2024	4,402	(1)	8,449	12,850

18   Leases

The Company's leases include office space and a data centre in addition to previously recognised finance leases for certain fixtures, equipment and software. Lease terms vary between periods of 5 to 20 years.

Lease contracts include lease and non-lease components. For the office lease, the Company has chosen to apply the practical expedient and account for lease and non-lease components as a single contract. For the data centre lease, the Company has elected to separate the components based on their respective stand-alone prices.

Right-of-use assets ('ROU assets') are measured at cost, which comprises the amount of the initial measurement of lease liability with no other payments, initial direct costs or restoration costs applicable.

Lease liability is measured on the net present value basis and includes fixed payments only as all leases are on a fixed repayment basis. No arrangements have been entered into for contingent rental payments, residual value guarantees, purchase options or penalties for terminating the lease.

Payments relating to short term leases, which are signed for the period of 12 months or less, are recognised on the straight-line basis. The Company does not have any leases classified as low value.

Right-of-use assets

	Property £'000	Office machinery & equipment £'000	Total £'000
2023			
Balance as at 1 January 2023	20,189	3,647	23,836
Additions to right-of-use assets	3,900	2,016	5,916
Derecognition	(857)	-	(857)
Depreciation charge for the year	(2,923)	(2,676)	(5,599)
Balance as at 31 December 2023	20,309	2,987	23,296
2024			
Balance as at 1 January 2024	20,309	2,987	23,296
Additions to right-of-use assets	88	3,385	3,473
Depreciation charge for the year	(3,569)	(2,565)	(6,134)
Balance as at 31 December 2024	16,828	3,807	20,635



Right-of-use assets (continued)

	2024 £'000	2023 £'000
Other amounts recognised in the income statement		
Interest on lease liability	456	406
Expense relating to short-term leases	811	785
Amounts recognised in the cash flow statement		
Total cash outflow for leases	6,471	6,941

Refer to Note 33 for maturity analysis of lease liabilities.

19   Investment in subsidiary

	2024 £'000	2023 £'000
As at 1 January	213,745	203,303
Purchase of equity		-
Share of net profit	8,251	14,984
Impact of foreign currency revaluation	(10,094)	(4,542)
As at 31 December	**211,902**	**213,745**

The above balances relate to the wholly owned subsidiary: MUS(EU). Further corporate structure references are included within the Strategic report on pages 3 to 20 and in Note 36.

20   Other assets

	2024 £'000	2023 £'000
Prepayments and accrued income	28,886	30,000
Current taxation	15,713	12,192
Pension surplus receivable	-	18,583
Trade and other receivables	151,079	178,248
	195,678	**239,023**

'Trade and other receivables' is driven by intercompany balances and default fund deposits.

21   Trading portfolio financial liabilities

	2024 £'000	2023 £'000
Government bonds	850,167	1,264,190
Corporation bonds	213,812	275,278
Other public sector securities	1,626	159,889
Total debt securities	**1,065,605**	**1,699,357**
Equity instruments	2,399,693	3,703,903
Total trading portfolio financial liabilities	**3,465,298**	**5,403,260**
Of which listed:		
Debt securities	1,065,605	1,699,357
Equity instruments	2,399,693	3,703,903
Of which unlisted:		
	3,465,298	**5,403,260**



22 Financial liabilities designated at fair value

	2024 £'000	2023 £'000
Own issued notes	334,739	788,088
Commercial paper	738,254	239,420
Other financial liabilities	605,655	698,756
MUSHD loan facility	2,366,177	2,786,806
	4,044,825	**4,513,070**

'Own issued notes' includes issuances with structured payment profiles. The Company issues these notes to raise term funding and satisfy investor demand, and carries them at fair value through profit and loss. The structured return profiles include securities which pay coupon only where certain conditions relating to equity performance, foreign currency movements, or other factors are met. Issuances are typically denominated in JPY and USD.

'Commercial paper' represents short term issuances where the funding typically carries a 3-month term. Issuances are typically denominated in GBP, USD and EUR.

'Other financial liabilities' represents funded swap transactions denominated in JPY and USD.

'MUSHD loan facility' represents senior unsecured intercompany borrowings lent under an uncommitted loan facility which allows the Company to borrow JPY funds from MUSHD.

The Company has assessed the change in value of these liabilities due to changes in own credit with reference to published credit assessments and a proxy cost of funds curve. In light of the observed stability of the proxy spread for own credit, the Company has assessed this change in value to be immaterial.

23 Financial liabilities at amortised cost

As at period ended	2024 £'000	2023 £'000
MUSHD USD loan	982,484	746,587
Subordinated liabilities	220,592	242,641
Intercompany money market deposits	2,590,544	2,383,861
	3,793,620	**3,373,089**

'MUSHD USD loan' relates to long-term, amortised cost loans from MUSHD with maturity dates in 2025 and 2030. These loans are designated in a fair value hedge relationship. The accumulated amount of fair value hedge adjustments included in the carrying amount of these loans is £25m (2023: £46m).

'Subordinated liabilities' are loans agreed between the Company and MUSHD and are due to mature in 2031. These liabilities are designated in a fair value hedge relationship. The accumulated amount of fair value hedge adjustments included in the carrying amount of these loans is £3m (2023: £2m).

'Intercompany money market deposits' are placed by MUFG Bank, denominated in JPY.

24 Other liabilities

	2024 £'000	2023 £'000
Payables to structured entities		-
Tax and social security	4,372	4,208
Lease liabilities	23,125	25,823
Trade and other payables	186,131	189,494
	213,628	**219,525**

'Trade and other payables' is driven by compensation related accruals, intercompany balances and brokerage fees.



25   Equity instruments

	2024 £'000	2023 £'000
Ordinary shares of £1 each		
Share capital as at 1 January	1,383,241	1,383,241
Issued during the year	-	-
Allotted, called up and fully paid as at 31 December	1,383,241	1,383,241
Additional Tier 1 capital		
Total Additional Tier 1 capital as at 31 December	463,853	463,853
Total equity instruments	**1,847,094**	**1,847,094**

At 31 December 2024, the Company has in issue £1,383m (2023: £1,383m) £1 ordinary shares which carry no right to fixed income. The company has authorised share capital of £2,000m (2023: £2,000m) with a nominal value of £1 per share.

Additional Tier 1 capital instruments are issued to MUSHD. These instruments include a contingent conversion feature which has the effect of converting the instruments to ordinary share capital of the Company if a trigger event, being a breach of minimum Common Equity Tier 1 capital ratio, occurs at any time. The instruments are perpetual and are subordinated to senior creditors and subordinated loan creditors of the Company. The instruments bear a floating rate of interest. All interest payments are cancellable in certain circumstances, where certain distribution tests are breached, and are non-cumulative.

Further information regarding capital management is included within Business and Risk Management Policies on pages 26 to 36.

26   Distributions on equity instruments

In 2024, the Directors approved total coupon payments on Additional Tier 1 capital instruments of £35.8m (2023: £26.9m). Refer to Note 25 for terms of issuance.

On 13 January 2025, the Directors approved a coupon payment on the AT1 capital instruments of £17.4m. The amount has not been accrued in the results for the period ended 31 December 2024 as it was not due at that date. These payments will provide tax relief at the relevant prevailing tax rate in the next financial year.

An ordinary dividend of £0.01 per share (£13.8m) was approved and paid during the year (2023: Nil).

27   Report on Directors' remuneration and interests

	2024 £'000	2023 £'000
Remuneration of key management personnel		
Short term employment benefits	3,061	2,227
Other long term benefits	444	420
Notional share based payments	1,367	995
	4,872	**3,642**
Realised MTM / interest on NSUs & other long term benefits	491	136
Total remuneration of key management personnel	**5,363**	**3,778**

The number of Directors who were members of the Group defined contribution personal pension plan during the period was 1 (2023: 1), the contributions totalled £13k (2023: £13k).

NSUs are cash settled awards linked to the share price of the ultimate holding company, MUFG. Deferred NSU compensation expense is pro-rated across the entire deferral period. Deferred cash compensation expense is recognised during the period the award is made.

Non-executive Directors provided by other Group companies receive no fees or other remuneration for their services to the Company. The key management are the same personnel as the Directors of the Company.

The emoluments of the highest paid Director were as follows:

	2024 £'000	2023 £'000
Remuneration award		
Short term employment benefits	1,079	1,066
Other long term benefits	338	326
Notional share based payments	1,104	785
	2,521	**2,177**
Realised MTM / interest on NSUs & other long term benefits	286	77
Total remuneration	**2,807**	**2,254**



28   Fair value of financial instruments

The majority of the Company's assets and liabilities are carried on the statement of financial position at fair value, in which case fair value is equal to the carrying value. The following table presents a comparison by category of book amounts and fair value of the Company's financial assets and liabilities for those items which are not carried at fair value on the statement of financial position.

	2024		2023	
	Carrying value £'000	Fair value £'000	Carrying value £'000	Fair value £'000
Assets				
at amortised cost				
Cash and balances at central banks	687,575	687,575	1,852,776	1,852,776
Cash collateral paid to derivative counterparties and brokers	2,532,853	2,532,853	2,966,868	2,966,868
Assets at amortised cost	126,119	127,490	122,545	126,696
Other assets	195,678	195,678	239,023	239,023
Liabilities				
at amortised cost				
Cash collateral received from derivative counterparties and brokers	5,180,436	5,180,436	6,096,827	6,096,827
Financial liabilities at amortised cost	3,793,620	3,795,063	3,373,089	3,378,054
Other liabilities	213,628	213,628	219,525	219,525

Fair value of assets at amortised cost has been calculated using market quoted prices. Financial liabilities at amortised cost has been calculated using a discounted cash flow model with a spread over the relevant benchmark to represent the idiosyncratic credit and funding cost. Both these items would all be classified in either level 1 or level 2 within the fair value hierarchy.

FX gain of £323m (2023: gain of £496m) was recognised on financial assets and liabilities not carried at fair value, driven by revaluation of cash collateral received from derivative counterparties. The currency exposure is economically hedged with instruments held at fair value, with FX gains and losses and associated fair value gains and losses being recognised net in the income statement as trading income.

Valuation of financial assets and liabilities

Valuation techniques incorporate assumptions about factors that other market participants would use in their valuations, including interest rate yield curves, exchange rates, volatilities and prepayment and default rates. The Company measures fair value using the following fair value hierarchy that reflects the significance of the inputs used in making measurements:

- Level 1: Quoted market price (unadjusted) in an active market for an identical instrument.
- Level 2: Valuation techniques based on observable inputs, either directly (i.e. as prices) or indirectly (i.e. derived from prices). This category includes instruments valued using quoted market prices in active markets for similar instruments; quoted prices for identical or similar instruments in markets that are considered less than active; or other valuation techniques where all significant inputs are directly or indirectly observable from market data.
- Level 3: Valuation techniques using significant unobservable inputs. This category includes all instruments where the valuation technique includes inputs not based on observable data and the unobservable inputs have a significant effect on the instrument's valuation. This category includes instruments that are valued based on quoted and or broker prices for similar instruments where significant unobservable adjustments or assumptions are required to reflect differences between the instruments.

Issued structured notes and certain other hybrid instrument liabilities are designated at fair value. The spread applied to these instruments is derived from the spreads at which the Company issues structured notes. The change in fair value due to credit risk on these instruments is not significant (2023: not significant).

The fair value of certain financial instruments is measured using valuation techniques that are determined in full or partly on assumptions that are not supported by observable market prices. The effect of changing these assumptions to a range of reasonably possible alternative assumptions would provide a range from £16.5m (2023: £37.7m) lower to £6.9m (2023: £41.8m) higher than the fair value recognised in the financial statements for these assets and liabilities, with the current year range driven by the litigation swaps referred to in Note 13.

The movements in balances of level 3 items are detailed on page 66. There were no movements between levels 1 and 2 during the year.

The Company has prepared a Value-at-Risk analysis which reflects interdependencies between market risk factors, refer to pages 27 to 29.



28   Fair value of financial instruments (continued)

	2024			
	Level 1 £'000	Level 2 £'000	Level 3 £'000	Total £'000
Assets				
Financial assets at FVTPL				
Trading portfolio financial assets	4,499,596	2,258,799	-	6,758,395
Reverse repurchase agreements - fair value	-	29,750,082	-	29,750,082
Cash collateral on securities borrowed	-	2,829,911	-	2,829,911
Derivative financial instruments	57,136	15,782,244	375,258	16,214,638
Other financing held at fair value	-	64,303	-	64,303
Financial assets at FVTOCI				
Securities at FVTOCI	1,076,113	538,093	644	1,614,850
	5,632,845	**51,223,432**	**375,902**	**57,232,179**
Liabilities				
Financial liabilities at FVTPL				
Trading portfolio financial liabilities	3,251,256	214,042	-	3,465,298
Repurchase agreements - fair value	-	25,960,181	-	25,960,181
Cash collateral on securities lent	-	6,403	-	6,403
Derivative financial instruments	59,616	15,913,849	313,497	16,286,962
Financial liabilities designated at FVTPL				
Financial liabilities designated at fair value	-	4,044,825	-	4,044,825
	3,310,872	**46,139,300**	**313,497**	**49,763,669**

	2023			
	Level 1 £'000	Level 2 £'000	Level 3 £'000	Total £'000
Assets				
Financial assets at FVTPL				
Trading portfolio financial assets	3,459,509	3,589,788	-	7,049,297
Reverse repurchase agreements - fair value	-	27,587,401	-	27,587,401
Cash collateral on securities borrowed	-	3,632,170	-	3,632,170
Derivative financial instruments	200,996	16,423,798	367,427	16,992,221
Other financing held at fair value	-	811,661	-	811,661
Financial assets at FVTOCI				
Securities at FVTOCI	642,310	502,301	409	1,145,020
	4,302,815	**52,547,119**	**367,836**	**57,217,770**
Liabilities				
Financial liabilities at FVTPL				
Trading portfolio financial liabilities	4,968,093	435,167	-	5,403,260
Repurchase agreements - fair value	-	24,383,345	-	24,383,345
Cash collateral on securities lent	-	147,806	-	147,806
Derivative financial instruments	142,628	15,887,145	379,410	16,409,183
Financial liabilities designated at FVTPL				
Financial liabilities designated at fair value	-	4,352,762	160,308	4,513,070
	5,110,721	**45,206,225**	**539,718**	**50,856,664**

The table below shows a reconciliation from the beginning balances to the end balances for the fair value of instruments in level 3 of the fair value hierarchy. This does not include movements in level 1 or level 2 derivatives that are also used to hedge the level 3 assets and liabilities.



28   Fair value of financial instruments (continued)

	Derivative assets £'000	Securities at FVTOCI £'000	Derivative liabilities £'000	Financial liabilities designated at fair value £'000
2023				
As at 31 December 2022	676,831	426	(197,389)	(641,008)
Total gains/(losses) in profit or loss	1,164,789	-	(209,798)	(223,570)
Total gains in reserves	-	(19)	-	-
Purchases	-	2	-	-
Issues	-	-	-	(1,071)
Settlements	(1,551,408)	-	61,091	501,150
Transfers into level 3	77,215	-	(33,314)	(15,973)
Transfers from level 3	-	-	-	220,164
Closing balance 31 December	**367,427**	**409**	**(379,410)**	**(160,308)**
Net unrealised gains/(losses) in PL	155,928	-	(231,902)	(45,278)
2024				
As at 31 December 2023	367,427	409	(379,410)	(160,308)
Total gains/(losses) in profit or loss	354,512	-	269,703	(38,341)
Total gains in reserves	-	2	-	-
Purchases	-	269	-	-
Issues	-	-	-	-
Settlements	(385,260)	(36)	(237,221)	134,138
Transfers into level 3	77,611	-	-	-
Transfers from level 3	(39,032)	-	33,431	64,511
Closing balance 31 December	**375,258**	**644**	**(313,497)**	**-**
Net unrealised gains/(losses) in PL	59,895	-	(23,633)	-

Financial liabilities designated at fair value represent selected structured notes which contain exotic embedded derivatives. Changes in the size of this exotic component relative to the overall instrument has resulted in movements between levels 2 and 3 in the hierarchy. Issuances during the period mainly relate to notes with embedded derivatives referencing major equity indices.

Financial instruments valued using models with unobservable inputs

The amount that has yet to be recognised in the Company income statement relating to the difference between the fair value at initial recognition (the transaction price) and the amount that would have arisen had valuation techniques used for subsequent measurement been applied at initial recognition, less subsequent releases, is as follows:

	2024 £'000	2023 £'000
Unamortised balance at 1 January	2,511	8,389
Deferral on new transactions	3,098	4,991
Amortised to the profit and loss account during the financial year	(3,439)	(10,869)
Unamortised balance at 31 December	**2,170**	**2,511**

Financial assets designated at fair value

The Company did not have any financial assets voluntarily designated at fair value as at 31 December 2024 (2023: nil).

Significant unobservable inputs

The disclosures below describe the valuation techniques and significant unobservable inputs for assets and liabilities classified as Level 3 along with the range of values used for those significant unobservable inputs. Level 3 financial liabilities designated at fair value totalling £0m (2023: £160m) contain embedded derivatives with inputs represented by the interest rate, foreign exchange and equity derivatives described in the table below.



28   Fair value of financial instruments (continued)

2024	Total assets £'000	Total liabilities £'000	Valuation technique(s)	Significant unobservable inputs	Range Min	Max	Units
Derivatives							
Interest rate derivatives	105,876	(208,278)	Option model	IR - IR Correlation	30.00	98.70	%
				FX - IR Correlation	35.00	60.00	%
				Recovery rate	80.00	90.00	%
				Option volatility	65.30	134.58	%
Foreign exchange derivatives	102,340	(4,899)	Option model	IR - IR Correlation	30.00	70.00	%
				FX - IR Correlation	20.00	60.00	%
				Recovery rate	80.00	90.00	%
				Correlation - underlying assets	50.00	66.43	%
				Option volatility	10.70	20.93	%
Equity derivatives	3,516	(201)	Basket correlations	Correlation - underlying assets	58.00	95.00	%
				Equity - FX Correlation	6.00	50.00	%
Commodities	99,952	(100,119)	Option model	Commodity - IR Correlation	25.00	75.00	%
				Commodity - gas swap rate	3.44	8.18	
Other	63,574	-	Discounted cash flow	Term of Litigation swap	3	12	months
				A/B share ratio	1.57	1.57	
				CVA beta	0.23	13.40	
	375,258	**(313,497)**					
2023							
Derivatives							
Interest rate derivatives	74,086	(232,422)	Option model	IR - IR Correlation	30.00	98.00	%
				FX - IR Correlation	35.00	60.00	%
				Option volatility	61.23	100.00	%
Foreign exchange derivatives	65,232	(10,242)	Option model	IR - IR Correlation	30.00	70.00	%
				FX - IR Correlation	20.00	60.00	%
				Correlation - underlying assets	50.00	70.56	%
				Option volatility	9.88	21.33	%
Equity derivatives	21,204	(1,999)	Option model Basket correlations	Equity - FX Correlation	0.00	30.00	%
				Correlation - underlying assets	76.00	76.00	%
				Equity - FX Correlation	25.00	25.00	%
Commodities	101,183	(101,434)	Option model	Commodity - IR Correlation	25.00	75.00	%
				Commodity - gas swap rate	3.32	8.95	
Other	105,722	(33,313)	Discounted cash flow	Term of Litigation swap	3.00	12.00	months
				A/B share ratio	1.59	1.59	
				Probability of conversion ratio risk	30.00	30.00	%
				CVA beta	30.07	527.58	%
	367,427	**(379,410)**					

The following provides a summary description of significant unobservable inputs included in the table above:

- Correlation is a measure of the relationship between the movements of two variables (i.e. how much the change in one variable may be linked to the change in the other variable). Correlation is often an input into valuation of derivative contracts with more than one underlying risk. A significant increase in correlation in isolation can result in a movement in fair value that is favourable or unfavourable depending on the specific terms of the instrument.



28   Fair value of financial instruments (continued)

- Prepayment probability is the probability of voluntary, unscheduled repayments by a borrower. Unscheduled prepayment affects the average life of transactions by altering the timing of principal repayment and the amount of interest earned. A significant increase in a prepayment probability can result in a movement in fair value that is favourable or unfavourable depending on the specific terms of the financial contract.

- Option volatility is a measure of the degree of variation in price movements for a given derivative underlying, and therefore represents an estimate of how much a particular underlying instrument, parameter or index could change on average over time. In general, a significant increase in volatility in isolation will result in an increase in fair value for the holder of a simple option.

- Commodity – gas swap rate is the rate for a swap of a gas index linked payment for a fixed rate. Whilst there is a traded market for many gas indices, observability of data is more challenging at longer maturities and a swap curve needs to be inferred using extrapolation techniques.

- Term of litigation swap relates to a series of swaps linked to an asset which is affected by a legal case, where the payments under the swap terminate at the earlier of exercise of call options in the favour of the counterparty, some of which are immediately exercisable, where applicable, or soon after the litigation ends. The term of the swap is therefore difficult to quantify and needs to be estimated from available information, legal commentary and judgement to determine if and when the call options may be exercised. A decrease in the expectation of the term of the swap would generally result in an unfavourable movement in the fair value.

- The A/B share ratio denotes the common stock conversion rate for the Visa B-1 shares and is calculated based on the amounts in the related litigation escrow account. As legal provisions are added to the escrow account the ratio decreases which results in unfavourable movements in fair value. Associated to this is the probability of conversion ratio risk which is linked to the ramifications of the exchange offer with respect to the documentation and risks of the associated litigation swaps.

- The CVA beta relates to a parameter that is used to infer a credit curve for a credit name which does not have a tradable credit curve in the market. The beta expresses a relationship between a liquid credit index and credit names of similar sectors, ratings and regions.

29   Post-balance sheet events

The Directors' approved an AT1 coupon payment of £17.4m on 13 January 2025, refer to Note 26 for details.

30   Collateral

Assets are pledged as collateral to secure liabilities under repurchase agreements, securities lending agreements, borrowing transactions to note holders as part of structuring transactions, and agreements for derivative transactions. The following table summarises the nature and carrying amount of the assets pledged:

	2024 £'000	2023 £'000
Trading securities	1,954,496	4,076,657
Investment securities	654,758	554,450
Total assets pledged as collateral	2,609,254	4,631,107

The above pledged assets as collateral were entered into by the Company in the normal course of business by which it transfers recognised financial assets to third parties or to special purpose entities, but the transfer does not qualify for de-recognition as stated in the accounting policies. The Company will continue to recognise financial assets transferred when it retains control of the security, retains rights to receive cash flows from the assets, and substantially all the risks and rewards of ownership. The associated liabilities have a carrying value of £2,335m (2023: £2,473m).

Under certain transactions, including reverse repurchase agreements and stock borrowing transactions, the Company is allowed to resell or repledge the collateral held. The fair value of collateral accepted with the right to repledge to others was as follows:

	2024		2023	
	Fair Value £'000	Sold or repledged £'000	Fair Value £'000	Sold or repledged £'000
Accepted collateral	50,341,185	43,534,864	51,186,153	45,670,547



30 Collateral (continued)

These balances represent substantially all of the collateral received by the Company in relation to assets. The Company has the obligation to return the collateral on the maturity date of the secured transaction. The process by which assets are pledged as collateral and accepted as collateral is generally conducted under standard documentation used by financial market participants.

Collateral Management of Repurchase Agreements

Securities purchased under agreements to resell ('reverse repurchase agreements') and securities sold under agreements to repurchase ('repurchase agreements') are mainly collateralised by highly rated credit bonds (predominantly government and corporate bonds). The repurchase agreements are treated as collateralised financing transactions and are carried at the contract amounts at which the securities will subsequently be reacquired or resold as specified in the respective agreements. It is the Company's policy to generally take possession of securities purchased under agreements to resell at the time such agreements are made. The Company's agreements with counterparties contain provisions allowing for additional collateral to be obtained, or excess collateral returned, based on market valuations of such collateral. The Company revalues the collateral underlying its repurchase and reverse repurchase agreements on a daily basis. In the event the market value of such securities falls below the related agreement to resell at contract amount plus accrued interest, the Company will generally request additional collateral.

Unconsolidated structured entities in which the Company has an interest

The Company is involved with various special purpose entities in the normal course of business. These have been established as structured entities such that voting or similar rights are not the deciding factor in determining control of the entity.

The structured entities are typically asset repackaging transactions established to source funding, purchase credit protection or provide returns to investors that are not otherwise readily available in the market. The principal risk to the structure is the credit risk of the securities acting as collateral to the investors who retain the risk and rewards.

The following tables represent the total assets, maximum exposure to loss and assets and liabilities which relate to the Company's interest in non-consolidated special purpose vehicles ('SPVs'). Maximum exposure is determined by the carrying amount of any on-balance sheet assets net of any recourse liabilities, where applicable.

As at 31 December 2024	SPVs for structured financing £'000	Repackaged instruments £'000	Other £'000	Total £'000
Trading portfolio financial assets	30,671	2,722	3,530	36,923
Derivative financial instruments	74,709	36,776	103,105	214,590
Reverse repurchase agreements	68,568	568,346	566,235	1,203,149
Derivative cash collateral pledged	1,590	-	-	1,590
Other financing held at fair value	-	4,233	-	4,233
Total Assets	**175,538**	**612,077**	**672,870**	**1,460,485**
Trading portfolio financial liabilities	161	4,978	36	5,175
Derivative financial liabilities	135,525	6,464	32,319	174,308
Financial liabilities designated at fair value	-	455,873	-	455,873
Repurchase agreements	5,846	-	2,427	8,273
Derivative cash collateral received	-	-	4,558	4,558
Total Liabilities	**141,532**	**467,315**	**39,340**	**648,187**
Maximum Exposure	**167,831**	**611,155**	**670,442**	**1,449,428**
As at 31 December 2023				
Trading portfolio financial assets	6,257	258,559	-	264,816
Derivative financial instruments	245,197	32,730	81,136	359,063
Reverse repurchase agreements	224,543	344,288	370,730	939,561
Derivative cash collateral pledged	2,167	-	-	2,167
Other financing held at fair value	3	752,594	-	752,597
Total Assets	**478,167**	**1,388,171**	**451,866**	**2,318,204**
Trading portfolio financial liabilities	1,895	4,121	-	6,016
Derivative financial liabilities	262,858	9,202	27,073	299,133
Financial liabilities designated at fair value	-	638,981	-	638,981
Repurchase agreements	15,474	204	-	15,678
Derivative cash collateral received	-	-	43,048	43,048
Total Liabilities	**280,227**	**652,508**	**70,121**	**1,002,856**
Maximum Exposure	**458,693**	**1,385,682**	**408,818**	**2,253,193**



31 Guarantees, commitments and contingent liabilities

At the year end, the Company was committed to provide facilities in favour of external counterparties. The facilities are provided in major currencies and total £199.7m (2023: £201.0m) equivalent; where facilities are partially drawn down the undrawn portion is reported as a commitment and the drawn portion reflected as a loan on the statement of financial position within other financing at fair value amounting to £0m as at 31 December 2024 (2023: £30.6m), refer to Note 14. Once drawn, balances are measured at FVTPL.

We continue to co-operate with the Cologne Public Prosecutor and the German Federal Tax Office who are investigating numerous institutions and individuals in connection with alleged transactions and practices (known as cum/ex transactions) which may be found to be illegal under German law. MUS(EMEA) is not engaged in active litigation with the German authorities and there remain uncertainties which mean it is difficult to predict resolution of the matter including any potential impact or its timing or materiality on MUS(EMEA). As a result of this uncertainty, as of today it is not probable that there will be an outflow of economic benefit which can be measured reliably.

A former employee has filed a claim before the Employment Tribunal (England and Wales) on 13 January 2023 against MUS(EMEA) and separately, in the High Court against MUS(EMEA) on 24 June 2024. The grounds of the Employment Tribunal claim relate to direct discrimination (race and/or religion), unfair dismissal, victimisation and dismissal as a result of making protected disclosures and in the High Court claim relate to breach of contract. The Claimant seeks compensation for all losses incurred and aggravated damages. MUS(EMEA) is robustly defending the claims and does not anticipate settlement of the claims. As of today, it is not probable that there will be an outflow of economic benefit which can be measured reliably.

In addition to the matters noted above, from time to time we are required to provide information to regulatory authorities in connection with enquiries on a range of matters. The outcome of these enquiries may result in an outflow of economic benefits, where an estimate of outflow, if any, can be reliably measured the company will raise a provision.

32 Provisions

	2024 £'000	2023 £'000
As at 1 January	495	-
Provision recognised in the year	7,543	495
Provision used in the year	(495)	-
As at 31 December	**7,543**	**495**

The Company is required to provide for costs where it is probable that a past event creates an obligation which will demand the outflow of economic resources and a reliable estimate of the size of that outflow can be made. In relation to a single regulatory matter, the provision of £7.5 million is the Company's best estimate of the probable outflow which is expected to be confirmed during 2025, with an outflow of economic benefits that is not expected to differ materially from the provision recognised.

33 Contractual maturity analysis

The breakdown of financial liabilities by contractual maturity is shown in the table below. These are based on the contractual terms, except for derivatives which are deemed to be on demand. The balances do not agree directly to the balances in the statement of financial position as the table incorporates contractual cash flows on an undiscounted basis. The repurchase agreement balances are presented on a gross basis, not taking account of any balances which have been offset in the statement of financial position. Derivative contracts are reflected as on demand at their fair value.

	On demand £'000	Due within 3 months £'000	Due between 3 and 12 months £'000	Due between 1 and 5 years £'000	Over 5 years £'000	Total £'000
			2024			
Trading portfolio financial liabilities	3,465,298	-	-	-	-	3,465,298
Repurchase agreements	2,167,229	31,117,518	476,636	124,003	-	33,885,386
Cash collateral on securities lent	6,403	12,749	84,333	-	-	103,485
Cash collateral received from derivatives counterparties and brokers	5,180,436	-	-	-	-	5,180,436
Derivatives	16,286,962	-	-	-	-	16,286,962
Financial liabilities designated at fair value	-	539,746	680,836	2,721,806	125,820	4,068,208
Financial liabilities at amortised cost	-	636,115	28,701	2,744,327	610,300	4,019,443
Other liabilities (excl. lease liability)	134,629	-	18,768	34,720	1,149	189,266
Lease liability	-	1,348	3,742	18,465	807	24,362
	27,240,957	**32,307,476**	**1,293,016**	**5,643,321**	**738,076**	**67,222,846**



33 Contractual maturity analysis (continued)

	2023					
Deposits by banks	-	-	-	-	-	-
Trading portfolio financial liabilities	5,403,260	-	-	-	-	5,403,260
Repurchase agreements	1,757,736	27,286,186	556,162	521,011	-	30,121,095
Cash collateral on securities lent	145,483	-	-	433,831	-	579,314
Cash collateral received from derivatives counterparties and brokers	6,096,827	-	-	-	-	6,096,827
Derivatives	16,409,183	-	-	-	-	16,409,183
Financial liabilities designated at fair value	-	470,376	430,045	3,482,580	193,912	4,576,913
Financial liabilities at amortised cost	-	28,917	237,076	2,830,671	430,643	3,527,307
Other liabilities (excl. lease liability)	146,215	-	15,818	29,650	945	192,628
Lease liability	-	1,173	5,040	17,506	3,178	26,897
	29,958,704	**27,786,652**	**1,244,141**	**7,315,249**	**628,678**	**66,933,424**

The Company holds liquid assets comprising cash and cash equivalents and investment securities for which there is an active and liquid market. These assets can be readily sold to meet liquidity requirements.

Financial liabilities designated at fair value include certain note issuances with structured payment profiles. The notes are issued across a range of currencies and interest rate profiles, with the most prevalent being JPY floating rate notes. The Company issues these notes to raise term funding and satisfy investor demand, and carries them at fair value through profit and loss. Some of the notes may be redeemed prior to maturity subject to certain knock-out events, at the option of the issuer or holder of the debt. These factors are contractually specified at the point of issuance.

34 Offsetting financial assets and financial liabilities

In accordance with IAS 32 Financial Instruments: Presentation, the Company reports financial assets and financial liabilities on a net basis on the statement of financial position only if there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously. The following table shows the impact of netting arrangements on:

- All financial assets and liabilities that are reported net on the statement of financial position; and
- All derivative financial instruments, reverse repurchase and repurchase agreements and other similar secured lending and borrowing agreements that are subject to enforceable master netting arrangements or similar agreements, but do not qualify for balance sheet netting.

The table identifies the amounts that have been offset in the statement of financial position and also those amounts that are covered by enforceable netting arrangements (offsetting arrangements and financial collateral) but do not qualify for netting under the requirements of IAS 32 described above.

The net amounts presented in the following table are not intended to represent the Company's actual exposure to credit risk, as a variety of credit mitigation strategies are employed in addition to netting and collateral arrangements.



34 Offsetting financial assets and financial liabilities (continued)

	Amounts subject to enforceable netting arrangements								
	Effects of offsetting on balance			Related amounts not offset			Exposure		
	Gross amounts £'000	Amounts offset £'000	Net amounts on balance sheet £'000	Financial instru-ments £'000	Cash collateral £'000	Financial collateral £'000	Net amount £'000	Not subject to enforce-able netting £'000	Balance sheet total £'000
As at 31 December 2024									
Derivative financial assets	14,420,277	-	14,420,277	11,216,500	1,222,588	75,122	1,906,067	1,794,361	16,214,638
Reverse repurchase agreements	36,415,421	7,993,417	28,422,004	1,348,525	-	27,043,462	30,017	1,328,078	29,750,082
Cash collateral on securities borrowed	2,927,360	97,449	2,829,911	-	-	2,790,755	39,156	-	2,829,911
Other Secured Financing	64,303	-	64,303	-	-	64,303	-	-	64,303
Total Assets	53,827,361	8,090,866	45,736,495	12,565,025	1,222,588	29,973,642	1,975,240	3,122,439	48,858,934
Derivative financial liabilities	14,527,443	-	14,527,443	11,216,500	2,045,107	246,755	1,019,081	1,759,519	16,286,962
Repurchase agreements	33,913,910	7,993,417	25,920,493	1,348,525	13,973	24,462,655	95,340	39,688	25,960,181
Cash collateral on securities lent	103,852	97,449	6,403	-	-	6,396	7	-	6,403
Total Liabilities	48,545,205	8,090,866	40,454,339	12,565,025	2,059,080	24,715,806	1,114,428	1,799,207	42,253,546
As at 31 December 2023									
Derivative financial assets	15,503,243	-	15,503,243	11,716,606	1,687,050	62,010	2,037,577	1,488,978	16,992,221
Reverse repurchase agreements	32,453,885	5,760,831	26,693,054	2,502,855	-	24,123,364	66,835	894,347	27,587,401
Cash collateral on securities borrowed	4,049,582	417,412	3,632,170	5,652	-	3,593,524	32,994	-	3,632,170
Other Secured Financing	781,098	-	781,098	-	-	781,098	-	-	781,098
Total Assets	52,787,808	6,178,243	46,609,565	14,225,113	1,687,050	28,559,996	2,137,406	2,383,325	48,992,890
Derivative financial liabilities	14,937,685	-	14,937,685	11,716,606	2,104,009	113,431	1,003,639	1,471,498	16,409,183
Repurchase agreements	30,143,578	5,760,831	24,382,747	2,502,855	19,214	21,841,101	19,577	598	24,383,345
Cash collateral on securities lent	565,218	417,412	147,806	5,652	-	142,154	-	-	147,806
Total Liabilities	45,646,481	6,178,243	39,468,238	14,225,113	2,123,223	22,096,686	1,023,216	1,472,096	40,940,334

35 Related party transactions

Balances and transactions between the Company and related parties are disclosed below.

	Parent Company £'000	Subsidiary £'000	MUFG £'000	Other related parties £'000	Total £'000
			2024		
Income	-	49,497	191,395	5,272	246,164
Expenses	43,545	91,291	66,138	11,419	212,393
Total assets	7,536	899,685	11,259,524	588,874	12,755,619
Total liabilities	3,728,167	1,681,215	8,267,545	532,653	14,209,580
			2023		
Income	-	46,258	302,610	5,649	354,517
Expenses	53,819	73,924	67,396	3,523	198,662
Total assets	4,908	1,248,827	13,078,863	595,877	14,928,475
Total liabilities	3,952,548	1,876,182	9,568,031	559,848	15,956,609

All related parties are wholly owned subsidiaries of MUFG, with the exception of Morgan Stanley Group companies, which are presented as 'Other Related Parties' due to their affiliate status with MUFG.

Transactions executed with related parties are entered into at market price on an arm's length basis considered to be materially in line with Japanese funding rates for similar institutions. No provisions have been made for doubtful debts in respect of the amounts owed by related parties.

Income includes fee allocations from the Equity and Structuring businesses which relate to the sourcing of Group orders and income for inter-regional note issuances, respectively. Expenses includes interest for subordinated loans and management fees paid to the parent company as well as fees paid for a keepwell and guarantees in place between MUS(EMEA), MUFG Bank and MUFG. The keepwell guarantee provided by MUFG Bank and MUFG covers unsecured liabilities external to the MUFG Group up to an $8 billion limit. Total assets include the credit derivative, which is a MUFG Bank guarantee, referred to in Note 13. There are no material related party transactions with key management, and persons connected with them, other than remuneration disclosed in Note 27.

36 Group information



MUFG Securities EMEA plc

MUFG Securities EMEA plc is a private company, limited by shares, incorporated in England and Wales under the Companies Act 2006. The principal activities of the Company and the nature of the Company's operations are set out in the Strategic Report on pages 3 to 20. The address of the registered office is:

MUFG Securities EMEA plc
25 Ropemaker Street
London EC2Y 9AJ
United Kingdom

The address of the wholly owned subsidiary is:

MUFG Securities (Europe) N.V.
World Trade Center, Tower One, 11th floor
Zuidplein 98
1077 XV Amsterdam
The Netherlands

The Company's immediate parent undertaking is Mitsubishi UFJ Securities Holdings Co. Ltd., a company registered in Japan. The Company's ultimate parent company and ultimate controlling party is Mitsubishi UFJ Financial Group, incorporated in Japan.

The audited consolidated financial statements of Mitsubishi UFJ Securities Holdings Co., Ltd. are made available to the public annually and may be obtained from its registered office at:

Mitsubishi UFJ Securities Holdings Co., Ltd.
1-9-2, Otemachi 1-chome
Chiyoda-ku
Tokyo 100-8127
Japan

37 Country by country reporting

Article 89 of CRD IV requires regulated entities to report on certain tax, financial and statistical data for each country in which they operate. The Company is a qualifying institution under the terms of CRD IV.

As the Company has elected to make use of the parent company exemption within IFRS 10, the preceding notes have been prepared on a company only basis, whereas the following disclosure is on a consolidated basis to comply with this directive.

Details of the subsidiaries and branches are as follows:

Country	Entity	Nature of activities
United Kingdom	MUFG Securities (EMEA) plc	Financial services
United Arab Emirates	MUFG Securities (EMEA) plc (Dubai Branch)	Financial services
Netherlands	MUFG Securities (Europe) N.V.	Financial services
France	MUFG Securities (Europe) N.V.(Paris Branch)	Financial services

	United Kingdom	United Arab Emirates	Netherlands	France
Average number of employees	655	5	19	35
Turnover (£'000)	399,577	2,863	18,222	29,316
Profit / (loss) before tax (£'000)	29,692	286	4,655	6,491
Corporation tax paid (£'000)	500	-	498	8,503

